United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA/A

(Amendment No. 1)

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2022

ARRIVED HOMES, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Homes Series 100; Arrived Homes Series 101; Arrived Homes Series Abbington; Arrived Homes Series Amber; Arrived Homes Series Apollo; Arrived Homes Series Aster; Arrived Homes Series Avebury; Arrived Homes Series Badminton; Arrived Homes Series Bandelier; Arrived Homes Series Baron; Arrived Homes Series Basil; Arrived Homes Series Bayside; Arrived Homes Series Bazzel; Arrived Homes Series Bedford; Arrived Homes Series Belle; Arrived Homes Series Blossom; Arrived Homes Series Bonneau; Arrived Homes Series Braxton; Arrived Homes Series Brennan; Arrived Homes Series Burlington; Arrived Homes Series Butter; Arrived Homes Series Camino; Arrived Homes Series Campbell; Arrived Homes Series Captain; Arrived Homes Series Centennial; Arrived Homes Series Chaparral; Arrived Homes Series Chattahoochee; Arrived Homes Series Chelsea; Arrived Homes Series Chester; Arrived Homes Series Chitwood; Arrived Homes Series Clover; Arrived Homes Series Coatbridge; Arrived Homes Series Collier; Arrived Homes Series Collinston; Arrived Homes Series Conway; Arrived Homes Series Creekside; Arrived Homes Series Creekwood; Arrived Homes Series Cumberland; Arrived Homes Series Cupcake; Arrived Homes Series Cypress; Arrived Homes Series Daisy; Arrived Homes Series Davidson; Arrived Homes Series Dawson; Arrived Homes Series Delta; Arrived Homes Series Dewberry; Arrived Homes Series Diablo; Arrived Homes Series Dogwood; Arrived Homes Series Dolittle; Arrived Homes Series Dolly; Arrived Homes Series Dorchester; Arrived Homes Series Dunbar; Arrived Homes Series Duncan; Arrived Homes Series Eagle; Arrived Homes Series Eastfair; Arrived Homes Series Elevation; Arrived Homes Series Elm; Arrived Homes Series Emporia; Arrived Homes Series Ensenada; Arrived Homes Series Falcon; Arrived Homes Series Folly; Arrived Homes Series Forest; Arrived Homes Series Gardens; Arrived Homes Series Goose; Arrived Homes Series Grant; Arrived Homes Series Greenhill; Arrived Homes Series Gretal; Arrived Homes Series Grove; Arrived Homes Series Hadden; Arrived Homes Series Hansel; Arrived Homes Series Harrison; Arrived Homes Series Henry; Arrived Homes Series Heritage; Arrived Homes Series Heron; Arrived Homes Series Highland; Arrived Homes Series Hines; Arrived Homes Series Holcomb; Arrived Homes Series Holland; Arrived Homes Series Hollandaise; Arrived Homes Series Holloway; Arrived Homes Series Inglewood; Arrived Homes Series Jack; Arrived Homes Series Jake; Arrived Homes Series Jill; Arrived Homes Series Johnny; Arrived Homes Series June; Arrived Homes Series Jupiter; Arrived Homes Series Kawana; Arrived Homes Series Kennesaw; Arrived Homes Series Kenny; Arrived Homes Series KerriAnn; Arrived Homes Series Kessler; Arrived Homes Series Kingsley; Arrived Homes Series Kirkwood; Arrived Homes Series Lallie; Arrived Homes Series Lanier; Arrived Homes Series Lannister; Arrived Homes Series Latte; Arrived Homes Series Lennox; Arrived Homes Series Lierly; Arrived Homes Series Lily; Arrived Homes Series Limestone; Arrived Homes Series Lookout; Arrived Homes Series Loretta; Arrived Homes Series Louise; Arrived Homes Series Lovejoy; Arrived Homes Series Luna; Arrived Homes Series Madison; Arrived Homes Series Mae; Arrived Homes Series Magnolia; Arrived Homes Series Malbec; Arrived Homes Series Mammoth; Arrived Homes Series Marcelo; Arrived Homes Series Marietta; Arrived Homes Series Matchingham; Arrived Homes Series McGregor; Arrived Homes Series McLovin; Arrived Homes Series Meadow; Arrived Homes Series Mimosa; Arrived Homes Series Mojave; Arrived Homes Series Moonbeam; Arrived Homes Series Murphy; Arrived Homes Series Nugget; Arrived Homes Series Odessa; Arrived Homes Series Olive; Arrived Homes Series Oly; Arrived Homes Series Osprey; Arrived Homes Series Otoro; Arrived Homes Series Patrick; Arrived Homes Series Peanut; Arrived Homes Series Pearl; Arrived Homes Series Pecan; Arrived Homes Series Piedmont; Arrived Homes Series Pinot; Arrived Homes Series Pioneer; Arrived Homes Series Plumtree; Arrived Homes Series Point; Arrived Homes Series Quincy; Arrived Homes Series Redondo; Arrived Homes Series Reginald; Arrived Homes Series Reynolds; Arrived Homes Series Ribbonwalk; Arrived Homes Series Richardson; Arrived Homes Series Ridge; Arrived Homes Series Ritter; Arrived Homes Series River; Arrived Homes Series Riverwalk; Arrived Homes Series Rooney; Arrived Homes Series Roseberry; Arrived Homes Series Rosewood; Arrived Homes Series Roxy; Arrived Homes Series Saddlebred; Arrived Homes Series Saint; Arrived Homes Series Salem; Arrived Homes Series Saturn; Arrived Homes Series Scepter; Arrived Homes Series Shallowford; Arrived Homes Series Shoreline; Arrived Homes Series Sigma; Arrived Homes Series Soapstone; Arrived Homes Series Sodalis; Arrived Homes Series Spencer; Arrived Homes Series Splash; Arrived Homes Series Spring; Arrived Homes Series Stonebriar; Arrived Homes Series Sugar; Arrived Homes Series Summerset; Arrived Homes Series Sundance; Arrived Homes Series Swift; Arrived Homes Series Taylor; Arrived Homes Series Terracotta; Arrived Homes Series Tulip; Arrived Homes Series Tuscan; Arrived Homes Series Tuscarora; Arrived Homes Series Tuxford; Arrived Homes Series Vernon; Arrived Homes Series Walton; Arrived Homes Series Wave; Arrived Homes Series Weldon; Arrived Homes Series Wellington; Arrived Homes Series Wentworth; Arrived Homes Series Wescott; Arrived Homes Series Westchester; Arrived Homes Series Wildwood; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Windsor; Arrived Homes Series Winston; Arrived Homes Series Wisteria

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

This Amendment No. 1 to our semi-annual report on Form 1-SA/A is being filed to correct certain table headings in our financial statements and include results of operations for the six month period ended June 30, 2021 under Management's Discussion and Analysis.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Homes platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived Homes platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in our Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes, LLC, a Delaware series limited liability company, was formed in July 2020 to permit public investment in specific single-family rental homes. We believe people should have the freedom to move to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived Homes platform, becoming part owners of the homes they’re living in at that time. By investing together, we align incentives towards creating value for everyone.

Arrived Homes and its series, as of June 30, 2021 had a total of six properties. Compared to June 30, 2022, Arrived Homes and its series has grown to 135 properties. The increase of properties acquired, expansion in markets outside of Arkansas, and partnerships with third party property managers contributed to the growth of the business.

Emerging Growth Company

We may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Impact of the COVID-19 Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and our manager will continue to monitor and mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Form 1-SA, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of real estate. The extent and duration of this disruption cannot be accurately estimated, and the real estate industry may take a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Arrived Platform for an average of five to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six-month period ended June 30, 2022 and the six-month period ended June 30, 2021 are listed in the table below:

There are no material differences between June 30, 2021 to June 30, 2022 for the 6 series filed in the June 30, 2021 outside of occupancy that would impact Rental Income. The increase in Rental Revenue is due to the increase of the total series issued by Arrived, Homes, LLC as of June 30, 2022.

RENTAL REVENUE
Series Name	June 30, 2022	June 30, 2021
100	$-	$-
101	$-	$-
Abbington	$-	$-
Amber	$5,022	$-
Apollo	$-	$-
Avebury	$2,095	$-
Badminton	$11,970	$-
Bandelier	$4,319	$-
Baron	$2,500	$-
Basil	$8,970	$-
Bayside	$12,570	$-
Bazzel	$-	$-
Bedford	$6,885	$-
Burlington	$3,500	$-
Butter	$5,776	$-
Centennial	$11,370	$-
Chaparral	$6,341	$4,350
Chelsea	$2,195	$-
Clover	$-	$-
Coatbridge	$13,630	$-
Collier	$-	$-
Collinston	$1,814	$-
Cupcake	$9,870	$-
Davidson	$1,830	$-
Dawson	$6,780	$-
Delta	$12,633	$-
Dewberry	$9,980	$-
Diablo	$965	$-
Dogwood	$-	$-
Dolittle	$9,890	$-
Dorchester	$-	$-
Dunbar	$-	$-
Eastfair	$10,770	$-
Elevation	$12,135	$-
Elm	$9,570	$-
Emporia	$7,477	$-
Ensenada	$12,436	$-
Folly	$-	$-
Forest	$14,970	$-
Gardens	$1,495	$-
Grant	$10,067	$-
Greenhill	$10,960	$-
Grove	$-	$-
Hadden	$1,645	$-
Heritage	$739	$-
Heron	$-	$-
Hines	$-	$-
Holcomb	$-	$-
Holland	$1,445	$-
Hollandaise	$1,104	$-
Holloway	$14,970	$-
Jack	$4,680	$-
Jake	$-	$-
Johnny	$-	$-
June	$-	$-
Jupiter	$4,871	$-
Kawana	$-	$-
Kennesaw	$-	$-
KerriAnn	$3,458	$-
Kingsley	$13,580	$-
Kirkwood	$1,170	$-
Lallie	$14,970	$-
Lanier	$5,190	$-
Lannister	$-	$-
Latte	$-	$-
Lennox	$10,170	$-

RENTAL REVENUE
Series Name	June 30, 2022	June 30, 2021
Lierly	$10,500	$4,425
Lily	$-	$-
Limestone	$11,575	$-
Lookout	$-	$-
Louise	$4,390	$-
Lovejoy	$2,527	$-
Luna	$10,500	$-
Madison	$-	$-
Magnolia	$903	$-
Malbec	$13,470	$-
Mammoth	$2,995	$-
Matchingham	$10,770	$-
McGregor	$442	$-
McLovin	$10,805	$-
Meadow	$4,906	$-
Mojave	$9,870	$-
Murphy	$11,801	$-
Nugget	$-	$-
Odessa	$5,429	$-
Olive	$11,370	$-
Oly	$14,175	$-
Osprey	$-	$-
Otoro	$5,590	$-
Patrick	$8,250	$4,500
Peanut	$3,390	$-
Pearl	$3,000	$-
Pecan	$9,650	$4,350
Pinot	$13,530	$-
Pioneer	$-	$-
Plumtree	$9,600	$4,325
Point	$2,295	$-
Reynolds	$-	$-
Ribbonwalk	$1,995	$-
Ridge	$10,170	$-
Ritter	$1,000	$-
River	$11,970	$-
Riverwalk	$-	$-
Rooney	$-	$-
Roseberry	$13,770	$-
Rosewood	$-	$-
Roxy	$-	$-
Saddlebred	$-	$-
Saint	$11,051	$-
Salem	$13,170	$-
Saturn	$2,843	$-
Scepter	$4,787	$-
Shoreline	$13,770	$-
Sigma	$-	$-
Soapstone	$9,600	$4,800
Spencer	$13,170	$-
Splash	$8,700	$-
Stonebriar	$-	$-
Sugar	$10,770	$-
Summerset	$10,170	$-
Swift	$842	$-
Terracotta	$3,176	$-
Tulip	$-	$-
Tuscan	$13,795	$-
Tuxford	$4,343	$-
Vernon	$3,729	$-
Walton	$-	$-
Wave	$5,169	$-
Weldon	$2,444	$-
Wentworth	$9,720	$-
Wescott	$-	$-
Westchester	$14,970	$-
Wildwood	$-	$-
Windsor	$15,570	$-
Wisteria	$2,195	$-

Total Rental Revenue	$723,399	$26,750

Operating Expenses

The Company incurred the following operating expenses during the six-month period ended June 30, 2022 and the six-month period ended June 30, 2021. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The material impact of the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021 was generally due to the period in which the Series begins its depreciation, repair and maintenance expenses, vacancy expenses, turnover expenses, and other expenses associated to the operations of the Series.

During the six-month period ended June 30, 2022 and the six-month period ended June 30, 2021, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2022 and June 30, 2021:

OPERATING EXPENSES
	June 30, 2022			June 30, 2021
Series Name	Operating Expenses	Depreciation Expense	Total Expenses	Operating Expenses	Depreciation Expense	Total Expenses
100	$5,936	$1,407	$7,343	$-	$-	$-
101	$1,805	$-	$1,805	$-	$-	$-
Abbington	$1,644	$-	$1,644	$-	$-	$-
Amber	$5,848	$4,208	$10,056	$-	$-	$-
Apollo	$1,182	$-	$1,182	$-	$-	$-
Avebury	$4,641	$1,998	$6,639	$-	$-	$-
Badminton	$3,545	$3,505	$7,050	$-	$-	$-
Bandelier	$7,148	$4,170	$11,318	$-	$-	$-
Baron	$1,364	$-	$1,364	$-	$-	$-
Basil	$2,628	$2,777	$5,405	$-	$-	$-
Bayside	$4,149	$3,525	$7,674	$-	$-	$-
Bazzel	$770	$568	$1,338	$-	$-	$-
Bedford	$6,952	$1,924	$8,876	$-	$-	$-
Burlington	$1,415	$-	$1,415	$-	$-	$-
Butter	$10,884	$5,190	$16,074	$-	$-	$-
Centennial	$6,083	$3,918	$10,001	$-	$-	$-
Chaparral	$2,731	$2,700	$5,431	$1,132	$1,350	$2,481
Chelsea	$3,389	$2,117	$5,506	$-	$-	$-
Clover	$1,070	$-	$1,070	$-	$-	$-
Coatbridge	$4,361	$3,730	$8,091	$-	$-	$-
Collier	$770	$-	$770	$-	$-	$-
Collinston	$11,561	$2,906	$14,467	$-	$-	$-
Cupcake	$3,086	$3,275	$6,361	$-	$-	$-
Davidson	$7,354	$2,909	$10,263	$-	$-	$-
Dawson	$3,168	$3,114	$6,282	$-	$-	$-
Delta	$16,289	$3,099	$19,388	$-	$-	$-
Dewberry	$5,746	$2,613	$8,359	$-	$-	$-
Diablo	$6,959	$3,571	$10,530	$-	$-	$-
Dogwood	$820	$-	$820	$-	$-	$-
Dolittle	$7,789	$4,221	$12,010	$-	$-	$-
Dorchester	$770	$788	$1,558	$-	$-	$-
Dunbar	$1,470	$-	$1,470	$-	$-	$-
Eastfair	$3,264	$2,956	$6,220	$-	$-	$-
Elevation	$5,090	$3,657	$8,747	$-	$-	$-
Elm	$2,490	$2,300	$4,790	$-	$-	$-
Emporia	$7,734	$3,188	$10,922	$-	$-	$-
Ensenada	$8,609	$6,666	$15,275	$-	$-	$-
Folly	$1,550	$713	$2,263	$-	$-	$-
Forest	$4,438	$4,823	$9,261	$-	$-	$-
Gardens	$2,937	$1,010	$3,947	$-	$-	$-
Grant	$11,521	$4,451	$15,972	$-	$-	$-
Greenhill	$7,813	$3,006	$10,819	$-	$-	$-
Grove	$1,840	$1,034	$2,874	$-	$-	$-
Hadden	$6,319	$2,036	$8,355	$-	$-	$-
Heritage	$3,561	$667	$4,228	$-	$-	$-
Heron	$1,632	$657	$2,289	$-	$-	$-
Hines	$1,724	$-	$1,724	$-	$-	$-
Holcomb	$2,171	$-	$2,171	$-	$-	$-
Holland	$12,004	$2,909	$14,913	$-	$-	$-
Hollandaise	$4,529	$2,514	$7,043	$-	$-	$-
Holloway	$4,657	$4,672	$9,329	$-	$-	$-
Jack	$8,651	$1,900	$10,551	$-	$-	$-
Jake	$1,899	$-	$1,899	$-	$-	$-
Johnny	$1,617	$1,341	$2,958	$-	$-	$-
June	$1,670	$1,341	$3,011	$-	$-	$-
Jupiter	$11,124	$2,906	$14,030	$-	$-	$-
Kawana	$2,857	$1,893	$4,750	$-	$-	$-
Kennesaw	$1,173	$973	$2,146	$-	$-	$-
KerriAnn	$7,547	$4,686	$12,233	$-	$-	$-
Kingsley	$4,587	$4,290	$8,877	$-	$-	$-
Kirkwood	$3,423	$599	$4,022	$-	$-	$-
Lallie	$3,724	$5,115	$8,839	$-	$-	$-
Lanier	$6,452	$866	$7,318	$-	$-	$-

OPERATING EXPENSES
	June 30, 2022			June 30, 2021
Series Name	Operating Expenses	Depreciation Expense	Total Expenses	Operating Expenses	Depreciation Expense	Total Expenses
Lannister	$7,209	$610	$7,819	$-	$-	$-
Latte	$1,534	$-	$1,534	$-	$-	$-
Lennox	$2,991	$2,978	$5,969	$-	$-	$-
Lierly	$4,121	$2,932	$7,053	$1,419	$1,466	$2,885
Lily	$8,107	$6,920	$15,027	$-	$-	$-
Limestone	$8,204	$4,023	$12,227	$-	$-	$-
Lookout	$1,193	$-	$1,193	$-	$-	$-
Louise	$3,597	$1,263	$4,860	$-	$-	$-
Lovejoy	$5,974	$2,005	$7,979	$-	$-	$-
Luna	$3,601	$2,956	$6,557	$-	$-	$-
Madison	$1,643	$-	$1,643	$-	$-	$-
Magnolia	$2,636	$575	$3,211	$-	$-	$-
Malbec	$4,080	$4,388	$8,468	$-	$-	$-
Mammoth	$4,689	$1,562	$6,251	$-	$-	$-
Matchingham	$4,441	$2,913	$7,354	$-	$-	$-
McGregor	$4,071	$689	$4,760	$-	$-	$-
McLovin	$10,828	$6,219	$17,047	$-	$-	$-
Meadow	$6,950	$4,410	$11,360	$-	$-	$-
Mojave	$3,151	$3,525	$6,676	$-	$-	$-
Murphy	$7,658	$4,085	$11,743	$-	$-	$-
Nugget	$1,484	$-	$1,484	$-	$-	$-
Odessa	$8,127	$7,332	$15,459	$-	$-	$-
Olive	$3,715	$3,184	$6,899	$-	$-	$-
Oly	$7,763	$6,267	$14,030	$-	$-	$-
Osprey	$2,242	$-	$2,242	$-	$-	$-
Otoro	$11,009	$1,953	$12,962	$-	$-	$-
Patrick	$4,836	$2,886	$7,722	$1,466	$1,443	$2,909
Peanut	$2,840	$988	$3,828	$-	$-	$-
Pearl	$1,333	$-	$1,333	$-	$-	$-
Pecan	$3,870	$2,863	$6,733	$1,336	$1,431	$2,767
Pinot	$4,034	$4,429	$8,463	$-	$-	$-
Pioneer	$1,816	$1,307	$3,123	$-	$-	$-
Plumtree	$3,969	$2,768	$6,737	$1,188	$1,384	$2,571
Point	$4,242	$875	$5,117	$-	$-	$-
Reynolds	$1,427	$-	$1,427	$-	$-	$-
Ribbonwalk	$8,704	$4,395	$13,099	$-	$-	$-
Ridge	$3,469	$2,992	$6,461	$-	$-	$-
Ritter	$1,608	$-	$1,608	$-	$-	$-
River	$4,063	$3,662	$7,725	$-	$-	$-
Riverwalk	$1,009	$905	$1,914	$-	$-	$-
Rooney	$8,916	$4,422	$13,338	$-	$-	$-
Roseberry	$4,486	$4,513	$8,999	$-	$-	$-
Rosewood	$6,329	$620	$6,949	$-	$-	$-
Roxy	$2,243	$747	$2,990	$-	$-	$-
Saddlebred	$29,158	$7,642	$36,800	$-	$-	$-
Saint	$5,436	$2,536	$7,972	$-	$-	$-
Salem	$4,331	$4,387	$8,718	$-	$-	$-
Saturn	$4,763	$3,200	$7,963	$-	$-	$-
Scepter	$6,359	$3,238	$9,597	$-	$-	$-
Shoreline	$4,958	$4,260	$9,218	$-	$-	$-
Sigma	$10,220	$5,327	$15,547	$-	$-	$-
Soapstone	$3,831	$3,000	$6,831	$1,561	$1,500	$3,061
Spencer	$4,819	$4,157	$8,976	$-	$-	$-
Splash	$2,760	$2,978	$5,738	$-	$-	$-
Stonebriar	$1,455	$465	$1,920	$-	$-	$-
Sugar	$5,163	$4,279	$9,442	$-	$-	$-
Summerset	$3,240	$3,505	$6,745	$-	$-	$-
Swift	$3,706	$787	$4,493	$-	$-	$-
Terracotta	$5,342	$1,262	$6,604	$-	$-	$-
Tulip	$2,309	$1,454	$3,763	$-	$-	$-
Tuscan	$5,321	$4,439	$9,760	$-	$-	$-
Tuxford	$11,028	$1,801	$12,829	$-	$-	$-
Vernon	$7,413	$3,619	$11,032	$-	$-	$-
Walton	$1,117	$-	$1,117	$-	$-	$-
Wave	$5,070	$2,307	$7,377	$-	$-	$-
Weldon	$8,279	$2,906	$11,185	$-	$-	$-
Wentworth	$3,156	$3,417	$6,573	$-	$-	$-
Wescott	$982	$-	$982	$-	$-	$-
Westchester	$5,344	$4,687	$10,031	$-	$-	$-
Wildwood	$1,651	$505	$2,156	$-	$-	$-
Windsor	$4,983	$4,809	$9,792	$-	$-	$-
Wisteria	$3,907	$1,359	$5,266	$-	$-	$-
Totals	$648,247	$332,889	$981,136	$8,102	$8,574	$16,676

Other Income (Expenses)

Other Income (Expense) for the six months ended June 30, 2022, consisted of interest expense of $377,303, an increase of $336,978 compared to interest expense of $7,325 for the six months ended June 30, 2021. The increase in interest expense is due to an increase in outstanding mortgage loans. During the six months ended June 30, 2022, there were 135 Series with mortgage loans compared to six Series with mortgage loans during the six months ended June 30, 2021.

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are results from Cash received from net proceeds from operations, financing received from the issuance of membership units from each Series, and receipts and /or repayments of amounts due to related party. Net proceeds from operations as of June 30, 2022, was $411,630. Net proceeds from issuance of membership units of $22,032,198, with offsets from due to related party of $19,243,196, and dividend distributions of $355,319, resulted in net cash flow from financing of $2,433,683 for the six months ended June 30, 2022.

Prior to that, the net proceeds from operations as of June 30, 2021, was $2,751. There were only 6 Series during the period as of June 30, 2021. Additional cash proceeds were received from net proceed of loans and issuance of membership units totaling $1,309,556, with offsets of related party notes of $1,254,615, resulted to the net cash and cash equivalents total of $70,029.

The increase balances for the consolidated balances are the results of new property acquisitions. The following table summarizes the cash and cash equivalents by series as of June 30, 2022, and June 30, 2021:

Cash & Cash Equivalents
Series Name	6/30/2022	6/30/2021
100	$32,007	$-
101	$22,183	$-
Abbington	$28,877	$-
Amber	$7,902	$-
Apollo	$2,731	$-
Avebury	$1,914	$-
Badminton	$5,886	$-
Bandelier	$11,799	$-
Baron	$31,278	$-
Basil	$4,515	$-
Bayside	$16,770	$-
Bazzel	$-	$-
Bedford	$14,514	$-
Burlington	$31,211	$-
Butter	$12,151	$-
Centennial	$2,924	$-
Chaparral	$4,533	$11,887
Chelsea	$661	$-
Clover	$-	$-
Coatbridge	$16,940	$-
Collier	$-	$-
Collinston	$5,907	$-
Cupcake	$6,312	$-
Davidson	$6,822	$-
Dawson	$10,768	$-
Delta	$13,176	$-
Dewberry	$(409)	$-
Diablo	$-	$-
Dogwood	$-	$-
Dolittle	$15,855	$-
Dorchester	$-	$-
Dunbar	$38,125	$-
Eastfair	$4,974	$-
Elevation	$14,508	$-
Elm	$13,300	$-
Emporia	$6,754	$-
Ensenada	$24,992	$-
Folly	$-	$-
Forest	$18,993	$-
Gardens	$10,139	$-
Grant	$18,692	$-
Greenhill	$13,872	$-
Grove	$14,836	$-
Hadden	$11,613	$-
Heritage	$7,183	$-
Heron	$1,362	$-
Hines	$13,276	$-
Holcomb	$21,655	$-
Holland	$5,752	$-
Hollandaise	$11,478	$-
Holloway	$6,765	$-
Jack	$6,635	$-
Jake	$16,866	$-
Johnny	$601,306	$-
June	$659,380	$-
Jupiter	$5,589	$-
Kawana	$353	$-
Kennesaw	$17,925	$-
KerriAnn	$14,564	$-
Kingsley	$4,286	$-
Kirkwood	$486	$-
Lallie	$4,473	$-

Cash & Cash Equivalents
Series Name	6/30/2022	6/30/2021
Lanier	$23,739	$-
Lannister	$9,300	$-
Latte	$15,944	$-
Lennox	$16,172	$-
Lierly	$6,665	$6,305
Lily	$41,973	$-
Limestone	$13,527	$-
Lookout	$40,026	$-
Louise	$23,928	$-
Lovejoy	$7,120	$-
Luna	$4,327	$-
Madison	$17,056	$-
Magnolia	$3,052	$-
Malbec	$5,903	$-
Mammoth	$18,462	$-
Matchingham	$19,123	$-
McGregor	$20,313	$-
McLovin	$17,446	$-
Meadow	$8,692	$-
Mojave	$4,996	$-
Murphy	$17,386	$-
Nugget	$25,483	$-
Odessa	$15,453	$-
Olive	$16,678	$-
Oly	$25,966	$-
Osprey	$17,340	$-
Otoro	$8,846	$-
Patrick	$4,108	$14,305
Peanut	$3,511	$-
Pearl	$29,135	$-
Pecan	$5,417	$15,834
Pinot	$6,076	$-
Pioneer	$27,814	$-
Plumtree	$6,145	$17,740
Point	$19,793	$-
Reynolds	$19,148	$-
Ribbonwalk	$12,892	$-
Ridge	$16,806	$-
Ritter	$26,056	$-
River	$16,994	$-
Riverwalk	$-	$-
Rooney	$6,569	$-
Roseberry	$7,108	$-
Rosewood	$2,925	$-
Roxy	$14,073	$-
Saddlebred	$7,908	$-
Saint	$20,414	$-
Salem	$4,889	$-
Saturn	$5,592	$-
Scepter	$10,559	$-
Shoreline	$5,519	$-
Sigma	$40,291	$-
Soapstone	$6,154	$3,958
Spencer	$4,810	$-
Splash	$5,507	$-
Stonebriar	$1,839	$-
Sugar	$16,390	$-
Summerset	$3,803	$-
Swift	$17,971	$-
Terracotta	$13,827	$-
Tulip	$5,102	$-
Tuscan	$5,632	$-
Tuxford	$428	$-
Vernon	$9,490	$-
Walton	$-	$-
Wave	$13,383	$-
Weldon	$7,866	$-
Wentworth	$5,334	$-
Wescott	$7,505	$-
Westchester	$19,815	$-
Wildwood	$15,998	$-
Windsor	$9,446	$-
Wisteria	$12,996	$-
Total Cash & Cash Equivalents	$2,845,310	$70,029

Plan of Operations

We intend to list our series properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the series properties is expected to be in the range which is consistent with other single family homes in a given market area. We intend to hold the series properties for five to seven years during which time we will operate the series properties as rental income properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning the lease to a new buyer where allowed under applicable laws.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering, however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the next twelve months will not exceed the maximum amount allowed under Regulation A. The proceeds from any offerings closed during the next twelve months will be used to acquire additional properties for the series conducting the offerings.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2022, but was not reported.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTH ENDED JUNE 30, 2022 AND 2021

ARRIVED HOMES, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2022 (UNAUDITED)

	Apollo	Avebury	Chelsea	Clover	Dogwood	Gardens	Grove	Kawana	Lannister	Latte

ASSETS
Current assets:
Cash	$2,731	$1,914	$661	$-	$-	$10,139	$14,836	$353	$9,300	$15,944
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	1,414	2,140	4,755	1,283	1,143	1,379	1,616	1,518	1,740	1,453
Due from related party	8,703	7,936	11,907	-	-	-	513	14,363	7,584	-
Total current assets	12,848	11,990	17,323	1,283	1,143	11,518	16,965	16,234	18,624	17,397
Property and equipment, net	197,371	290,980	308,364	332,453	242,125	221,272	226,405	275,728	176,621	367,463
Deposits	-	-	1,915	-	-	-	-	-	-	-
Total assets	$210,219	$302,970	$327,602	$333,736	$243,268	$232,790	$243,370	$291,962	$195,245	$384,860

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,748	$3,251	$4,572	$2,013	$1,103	$2,219	$2,487	$3,772	$8,297	$1,341
Due to related party	-	-	-	332,793	242,985	256	-	-	-	58
Total current liabilities	1,748	3,251	4,572	334,806	244,088	2,475	2,487	3,772	8,297	1,399
Tenant deposits	-	-	-	-	-	-	-	-	-	-
Mortgage payable, net	133,030	200,753	213,152	-	-	134,741	155,585	190,331	112,449	-
Total liabilities	134,778	204,004	217,724	334,806	244,088	137,216	158,072	194,103	120,746	1,399

Members’ equity:
Members’ capital	77,670	106,311	116,161	-	-	99,843	90,142	105,494	83,191	384,994
Retained earnings (accumulated deficit)	(2,228)	(7,344)	(6,283)	(1,070)	(820)	(4,268)	(4,844)	(7,635)	(8,692)	(1,534)
Total members’ equity	75,442	98,967	109,878	(1,070)	(820)	95,575	85,298	97,859	74,499	383,460
Total liabilities and members’ equity	$210,219	$302,970	$327,602	$333,736	$243,268	$232,790	$243,370	$291,962	$195,245	$384,860

	Louise	Madison	Peanut	Rosewood	Stonebriar	Tulip	Wisteria	Chaparral	Cupcake	Lierly

ASSETS
Current assets:
Cash	$23,928	$17,056	$3,511	$2,925	$1,839	$5,102	$12,996	$18,287	$12,852	$21,719
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	1,830	1,454	1,685	2,012	1,793	1,945	2,360	-	1,389	-
Due from related party	-	4,626	5,908	11,769	9,448	7,399	276	-	2,223	-
Total current assets	25,758	23,136	11,104	16,706	13,080	14,446	15,632	18,287	16,464	21,719
Property and equipment, net	276,593	207,360	216,396	272,722	203,920	318,504	297,559	189,611	224,298	206,530
Deposits	2,369	-	2,503	-	-	-	3,505	1,524	1,595	1,750
Total assets	$304,720	$230,496	$230,003	$289,428	$217,000	$332,950	$316,696	$209,422	$242,357	$229,999

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,947	$2,655	$886	$6,546	$2,293	$3,216	$2,738	$4,868	$4,676	$7,264
Due to related party	10,363	-	-	-	-	-	-	6,034	-	6,650
Total current liabilities	13,310	2,655	886	6,546	2,293	3,216	2,738	10,902	4,676	13,914
Tenant deposits	2,369	-	2,093	-	-	-	3,293	2,484	1,595	1,750
Mortgage payable, net	179,903	99,708	145,163	187,464	132,652	219,506	205,190	102,955	149,406	129,455
Total liabilities	195,582	102,363	148,142	194,010	134,945	222,722	211,221	116,341	155,677	145,119

Members’ equity:
Members’ capital	111,950	130,588	83,734	104,273	85,333	116,941	111,138	92,844	86,672	83,969
Retained earnings (accumulated deficit)	(2,811)	(2,455)	(1,873)	(8,856)	(3,276)	(6,712)	(5,663)	238	7	912
Total members’ equity	109,139	128,133	81,861	95,417	82,057	110,229	105,475	93,082	86,679	84,881
Total liabilities and members’ equity	$304,720	$230,496	$230,003	$289,428	$217,000	$332,950	$316,696	$209,422	$242,357	$229,999

	Malbec	Mojave	Patrick	Pecan	Pinot	Plumtree	Salem	Soapstone	Splash	Tuscan

ASSETS
Current assets:
Cash	$19,612	$11,492	$15,021	$21,620	$20,207	$24,714	$18,815	$19,067	$18,044	$21,321
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	2,503	2,409	-	-	1,953	-	2,086	-	-	-
Due from related party	-	2,334	-	-	-	-	-	-	-	-
Total current assets	22,115	16,235	15,021	21,620	22,160	24,714	20,901	19,067	18,044	21,321
Property and equipment, net	311,598	239,532	202,775	201,097	314,600	194,242	311,562	211,333	210,572	314,326
Deposits	2,220	1,896	2,882	1,712	2,235	4,672	4,421	1,600	1,671	6,985
Total assets	$335,933	$257,663	$220,678	$224,429	$338,995	$223,628	$336,884	$232,000	$230,287	$342,632

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$4,357	$5,021	$6,282	$6,669	$4,425	$8,612	$4,332	$7,248	$5,451	$7,787
Due to related party	8,222	-	7,465	8,214	8,301	6,278	7,999	6,664	6,721	8,323
Total current liabilities	12,579	5,021	13,747	14,883	12,726	14,890	12,331	13,912	12,172	16,110
Tenant deposits	2,195	1,596	3,075	1,600	2,195	3,000	3,930	1,600	1,450	4,490
Mortgage payable, net	204,699	159,911	107,729	112,279	206,812	109,725	208,589	126,611	121,834	180,672
Total liabilities	219,473	166,528	124,551	128,762	221,733	127,615	224,850	142,123	135,456	201,272

Members’ equity:
Members’ capital	117,106	92,601	101,182	95,578	118,104	95,529	112,936	89,618	95,299	141,729
Retained earnings (accumulated deficit)	(646)	(1,466)	(5,056)	90	(841)	484	(904)	261	(468)	(369)
Total members’ equity	116,460	91,135	96,126	95,668	117,263	96,013	112,032	89,879	94,831	141,360
Total liabilities and members’ equity	$335,933	$257,663	$220,678	$224,429	$338,995	$223,628	$336,884	$232,000	$230,287	$342,632

	Walton	Wentworth	Bandelier	Diablo	Rooney	Saint	Scepter	Terracotta	Baron	Burlington

ASSETS
Current assets:
Cash	$-	$11,941	$11,799	$-	$6,670	$20,414	$10,559	$13,827	$31,278	$31,211
Accounts receivable	-	-	-	-	-	1,995	-	-	-	-
Prepaid expenses	1,250	1,946	4,160	2,784	2,862	3,252	3,399	3,388	13	2,709
Due from related party	-	949	-	10,874	-	-	-	4,308	-	4,655
Total current assets	1,250	14,836	15,959	13,658	9,532	25,661	13,958	21,523	31,291	38,575
Property and equipment, net	302,367	231,822	346,263	295,622	366,821	318,248	268,252	319,136	582,719	653,831
Deposits	-	3,215	2,194	169	-	608	1,125	1,649	-	-
Total assets	$303,617	$249,873	$364,416	$309,449	$376,353	$344,517	$283,335	$342,308	$614,010	$692,406

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,413	$4,849	$7,416	$11,821	$4,153	$3,452	$3,265	$3,433	$6,024	$6,419
Due to related party	76,128	-	1,184	-	4,158	5,739	3,568	-	7,017	-
Total current liabilities	78,541	4,849	8,600	11,821	8,311	9,191	6,833	3,433	13,041	6,419
Tenant deposits	-	1,595	2,195	-	-	2,495	1,795	2,095	1,500	3,500
Mortgage payable, net	226,700	154,950	242,401	205,629	256,367	209,684	186,881	220,207	-	-
Total liabilities	305,241	161,394	253,196	217,450	264,678	221,370	195,509	225,735	14,541	9,919

Members’ equity:
Members’ capital	-	88,817	127,525	105,630	135,080	123,979	100,336	123,501	598,333	680,402
Retained earnings (accumulated deficit)	(1,625)	(340)	(16,303)	(13,631)	(23,405)	(832)	(12,510)	(6,928)	1,136	2,085
Total members’ equity	(1,625)	88,477	111,222	91,999	111,675	123,147	87,826	116,573	599,469	682,487
Total liabilities and members’ equity	$303,617	$249,873	$364,416	$309,449	$376,353	$344,517	$283,335	$342,308	$614,010	$692,406

	Ensenada	Jake	Lily	McLovin	Nugget	Odessa	Oly	Pioneer	Ritter	Saddlebred

ASSETS
Current assets:
Cash	$24,992	$16,866	$41,973	$17,446	$25,483	$15,453	$25,966	$27,814	$26,056	$7,908
Accounts receivable	-	-	-	-	-	-	2,895	-	-	-
Prepaid expenses	8,086	2,334	7,826	13,390	141	7,439	7,996	227	2,051	6,209
Due from related party	-	2,139	-	-	2,233	-	-	-	876	-
Total current assets	33,078	21,339	49,799	30,836	27,857	22,892	36,857	28,041	28,983	14,117
Property and equipment, net	553,326	593,485	527,977	520,575	564,188	526,013	521,337	588,956	508,362	465,305
Deposits	3,172	-	-	7,198	-	-	374	-	-	-
Total assets	$589,576	$614,824	$577,776	$558,609	$592,045	$548,905	$558,568	$616,997	$537,345	$479,422

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$8,300	$3,817	$10,221	$10,797	$6,428	$10,687	$10,271	$2,693	$2,147	$8,214
Due to related party	6,498	-	78,165	9,872	-	4,994	5,151	11,993	-	23,382
Total current liabilities	14,798	3,817	88,386	20,669	6,428	15,681	15,422	14,686	2,147	31,596
Tenant deposits	3,295	-	-	3,495	-	-	3,045	-	-	-
Mortgage payable, net	388,392	-	308,491	364,052	-	371,030	364,757	-	-	329,337
Total liabilities	406,485	3,817	396,877	388,216	6,428	386,711	383,224	14,686	2,147	360,933

Members’ equity:
Members’ capital	200,649	612,906	210,868	183,814	587,100	188,968	182,391	605,434	535,806	170,455
Retained earnings (accumulated deficit)	(17,558)	(1,899)	(29,968)	(13,421)	(1,484)	(26,774)	(7,047)	(3,123)	(608)	(51,967)
Total members’ equity	183,091	611,007	180,900	170,393	585,616	162,194	175,344	602,311	535,198	118,488
Total liabilities and members’ equity	$589,576	$614,824	$577,776	$558,609	$592,045	$548,905	$558,568	$616,997	$537,345	$479,422

	Delta	Emporia	Grant	Heritage	Holcomb	Kennesaw	Lanier	Lovejoy	Magnolia

ASSETS
Current assets:
Cash	$13,176	$6,754	$18,692	$7,183	$21,655	$17,925	$23,739	$7,120	$3,052
Accounts receivable	3,535	4,590	-	534	-	-	-	-	-
Prepaid expenses	2,861	4,043	3,639	3,134	2,200	1,885	3,444	2,968	2,201
Due from related party	-	5,664	-	5,476	-	240	-	3,929	10,319
Total current assets	19,572	21,051	22,331	16,327	23,855	20,050	27,183	14,017	15,572
Property and equipment, net	340,555	351,227	368,383	292,689	357,651	427,035	380,009	294,579	252,345
Deposits	-	3,365	-	-	-	-	2,295	1,933	-
Total assets	$360,127	$375,643	$390,714	$309,016	$381,506	$447,085	$409,487	$310,529	$267,917

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,697	$4,454	$4,927	$3,721	$3,104	$1,976	$2,642	$5,531	$2,565
Due to related party	14,317	-	4,346	-	1,987	-	5,149	-	-
Total current liabilities	20,014	4,454	9,273	3,721	5,091	1,976	7,791	5,531	2,565
Tenant deposits	2,295	4,590	-	-	-	-	2,295	1,995	-
Mortgage payable, net	224,383	242,448	256,367	200,740	-	-	261,186	202,837	170,774
Total liabilities	246,692	251,492	265,640	204,461	5,091	1,976	271,272	210,363	173,339

Members’ equity:
Members’ capital	124,081	131,720	141,106	110,174	378,585	447,255	143,284	109,404	98,687
Retained earnings (accumulated deficit)	(10,645)	(7,569)	(16,033)	(5,618)	(2,171)	(2,146)	(5,068)	(9,238)	(4,109)
Total members’ equity	113,436	124,151	125,073	104,556	376,414	445,109	138,216	100,166	94,578
Total liabilities and members’ equity	$360,127	$375,643	$390,714	$309,016	$381,506	$447,085	$409,487	$310,529	$267,917

	Mammoth	Otoro	Reynolds	Swift	Wave	Amber	Centennial	Collinston	Davidson	Holland

ASSETS
Current assets:
Cash	$18,462	$8,846	$19,148	$17,971	$13,383	$8,024	$12,780	$5,907	$6,822	$6,862
Accounts receivable	-	-	-	-	779	-	-	-	-	-
Prepaid expenses	1,866	3,906	1,848	-	3,011	4,183	4,419	1,104	1,961	2,114
Due from related party	-	4,518	579	925	-	-	-	-	-	3,556
Total current assets	20,328	17,270	21,575	18,896	17,173	12,207	17,199	7,011	8,783	12,532
Property and equipment, net	342,046	393,818	433,033	345,587	335,055	301,372	278,840	207,948	208,629	208,144
Deposits	-	530	-	-	4,606	2,843	-	-	1,806	-
Total assets	$362,374	$411,618	$454,608	$364,483	$356,834	$316,422	$296,039	$214,959	$219,218	$220,676

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,078	$4,142	$2,547	$4,795	$3,372	$3,432	$6,974	$4,227	$3,289	$8,110
Due to related party	3,587	-	-	-	13,829	3,134	1,835	5,787	4,943	-
Total current liabilities	5,665	4,142	2,547	4,795	17,201	6,566	8,809	10,014	8,232	8,110
Tenant deposits	-	2,795	-	-	2,744	2,843	1,895	2,168	1,806	-
Mortgage payable, net	235,486	271,615	-	-	221,597	198,630	187,446	134,771	145,189	145,194
Total liabilities	241,151	278,552	2,547	4,795	241,542	208,039	198,150	146,953	155,227	153,304

Members’ equity:
Members’ capital	127,388	143,444	453,488	363,341	120,853	121,070	106,342	85,089	75,462	85,662
Retained earnings (accumulated deficit)	(6,166)	(10,379)	(1,427)	(3,653)	(5,562)	(12,687)	(8,452)	(17,082)	(11,471)	(18,290)
Total members’ equity	121,222	133,065	452,061	359,688	115,291	108,383	97,890	68,007	63,991	67,372
Total liabilities and members’ equity	$362,374	$411,618	$454,608	$364,483	$356,834	$316,422	$296,039	$214,959	$219,218	$220,676

	Jupiter	KerriAnn	Meadow	Ribbonwalk	Saturn	Sigma	Weldon	Badminton	Basil	Bayside

ASSETS
Current assets:
Cash	$5,589	$14,773	$8,692	$12,892	$5,669	$40,291	$7,866	$16,256	$12,453	$20,107
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	4,272	3,687	3,767	3,271	2,632	3,568	1,691	2,683	1,672	4,440
Due from related party	-	-	5,990	-	-	-	-	-	-	-
Total current assets	9,861	18,460	18,449	16,163	8,301	43,859	9,557	18,939	14,125	24,547
Property and equipment, net	207,944	336,465	315,933	315,880	218,604	383,912	207,948	249,515	198,194	251,150
Deposits	1,073	1,992	-	-	1,385	13,066	1,642	1,224	-	2,619
Total assets	$218,878	$356,917	$334,382	$332,043	$228,290	$440,837	$219,147	$269,678	$212,319	$278,316

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,522	$5,669	$3,795	$6,850	$2,889	$33,728	$3,245	$4,694	$3,682	$5,630
Due to related party	2,347	13,429	-	7,701	8,727	22,329	6,793	3,693	3,227	4,420
Total current liabilities	5,869	19,098	3,795	14,551	11,616	56,057	10,038	8,387	6,909	10,050
Tenant deposits	1,869	2,369	-	-	1,806	2,000	2,168	2,993	1,495	2,619
Mortgage payable, net	137,997	235,421	212,597	221,624	138,002	266,775	134,771	171,798	129,633	163,423
Total liabilities	145,735	256,888	216,392	236,175	151,424	324,832	146,977	183,178	138,037	176,092

Members’ equity:
Members’ capital	87,394	126,718	139,510	118,875	91,280	135,991	85,584	91,002	76,350	101,540
Retained earnings (accumulated deficit)	(14,251)	(26,688)	(21,520)	(23,007)	(14,413)	(19,987)	(13,413)	(4,502)	(2,067)	685
Total members’ equity	73,143	100,030	117,990	95,868	76,867	116,004	72,171	86,500	74,283	102,225
Total liabilities and members’ equity	$218,878	$356,917	$334,382	$332,043	$228,290	$440,837	$219,147	$269,678	$212,319	$278,316

	Bazzel	Bedford	Butter	Coatbridge	Dawson	Dewberry	Dolittle	Dorchester	Eastfair	Elevation

ASSETS
Current assets:
Cash	$-	$14,514	$12,151	$18,400	$15,620	$5,208	$15,855	$-	$15,809	$15,284
Accounts receivable	-	-	-	3,950	339	2,960	-	-	-	-
Prepaid expenses	1,261	2,028	5,436	4,514	3,068	1,714	3,347	1,573	3,328	7,963
Due from related party	-	-	-	-	-	-	-	-	-	-
Total current assets	1,261	16,542	17,587	26,864	19,027	9,882	19,202	1,573	19,137	23,247
Property and equipment, net	268,900	280,214	374,504	265,807	221,838	185,974	303,351	345,852	210,413	260,251
Deposits	-	4,205	3,140	2,750	1,811	3,107	3,468	-	2,105	5,159
Total assets	$270,161	$300,961	$395,231	$295,421	$242,676	$198,963	$326,021	$347,425	$231,655	$288,657

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,357	$2,209	$6,302	$5,866	$4,174	$4,806	$3,709	$1,829	$4,569	$8,912
Due to related party	270,142	1,402	8,131	6,312	6,786	1,745	10,230	347,153	4,041	4,068
Total current liabilities	271,499	3,611	14,433	12,178	10,960	6,551	13,939	348,982	8,610	12,980
Tenant deposits	-	4,590	2,795	2,993	1,695	2,393	3,443	-	3,590	3,990
Mortgage payable, net	-	193,805	259,760	173,079	144,111	119,334	205,315	-	147,831	170,276
Total liabilities	271,499	202,006	276,988	188,250	156,766	128,278	222,697	348,982	160,031	187,246

Members’ equity:
Members’ capital	-	103,523	133,671	108,324	90,349	77,868	109,505	-	70,653	108,161
Retained earnings (accumulated deficit)	(1,338)	(4,568)	(15,428)	(1,152)	(4,440)	(7,183)	(6,180)	(1,558)	971	(6,749)
Total members’ equity	(1,338)	98,955	118,243	107,172	85,909	70,685	103,325	(1,558)	71,624	101,412
Total liabilities and members’ equity	$270,161	$300,961	$395,231	$295,421	$242,676	$198,963	$326,021	$347,425	$231,655	$288,657

	Elm	Folly	Forest	Greenhill	Hadden	Heron	Holloway	Kingsley	Lallie	Lennox

ASSETS
Current assets:
Cash	$13,777	$-	$18,993	$13,872	$11,613	$1,362	$17,797	$17,099	$18,893	$20,603
Accounts receivable	595	-	-	-	-	-	405	440	-	-
Prepaid expenses	2,166	1,701	4,178	3,493	1,322	1,774	4,600	4,707	4,968	1,539
Due from related party	-	-	-	-	917	16,985	-	-	-	-
Total current assets	16,538	1,701	23,171	17,365	13,852	20,121	22,802	22,246	23,861	22,142
Property and equipment, net	162,592	312,858	343,118	325,852	219,911	288,530	332,606	308,245	362,994	212,074
Deposits	3,190	-	3,119	5,611	-	-	3,752	949	1,933	1,695
Total assets	$182,320	$314,559	$369,408	$348,828	$233,763	$308,651	$359,160	$331,440	$388,788	$235,911

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,620	$1,430	$5,266	$3,384	$5,601	$1,894	$6,527	$6,690	$3,877	$4,108
Due to related party	2,294	315,391	7,764	2,414	-	-	6,480	4,145	8,291	6,162
Total current liabilities	4,914	316,821	13,030	5,798	5,601	1,894	13,007	10,835	12,168	10,270
Tenant deposits	3,190	-	3,119	3,119	-	-	3,119	2,869	2,495	1,695
Mortgage payable, net	105,739	-	225,126	225,360	141,699	198,656	218,147	212,205	237,459	137,675
Total liabilities	113,843	316,821	241,275	234,277	147,300	200,550	234,273	225,909	252,122	149,640

Members’ equity:
Members’ capital	67,064	-	144,592	118,637	95,531	112,258	136,086	110,611	140,894	87,217
Retained earnings (accumulated deficit)	1,413	(2,263)	(16,460)	(4,085)	(9,069)	(4,157)	(11,198)	(5,080)	(4,228)	(945)
Total members’ equity	68,477	(2,263)	128,132	114,552	86,462	108,101	124,888	105,531	136,666	86,272
Total liabilities and members’ equity	$182,320	$314,559	$369,408	$348,828	$233,763	$308,651	$359,160	$331,440	$388,788	$235,911

	Limestone	Luna	Matchingham	Murphy	Olive	Osprey	Ridge	River	Roseberry	Shoreline

ASSETS
Current assets:
Cash	$13,527	$13,626	$19,209	$17,386	$16,678	$17,340	$17,483	$19,384	$9,857	$14,401
Accounts receivable	1,881	-	-	-	179	-	-	-	1,645	-
Prepaid expenses	2,336	1,314	2,593	3,693	3,006	1,493	3,054	2,933	2,159	3,065
Due from related party	8,923	-	-	-	-	1,767	-	-	-	-
Total current assets	26,667	14,940	21,802	21,079	19,863	20,600	20,537	22,317	13,661	17,466
Property and equipment, net	287,723	210,413	208,580	293,546	226,801	352,002	213,052	260,925	321,932	303,280
Deposits	3,293	155	2,045	2,320	1,563	-	2,543	2,993	4,148	645
Total assets	$317,683	$225,508	$232,427	$316,945	$248,227	$372,602	$236,132	$286,235	$339,741	$321,391

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$4,311	$4,472	$3,631	$3,671	$4,293	$2,873	$4,009	$4,975	$7,049	$4,822
Due to related party	-	2,003	4,523	3,014	3,382	-	5,058	4,624	9,672	2,429
Total current liabilities	4,311	6,475	8,154	6,685	7,675	2,873	9,067	9,599	16,721	7,251
Tenant deposits	3,293	1,750	1,795	2,295	1,895	-	2,543	2,993	3,443	2,295
Mortgage payable, net	200,784	147,831	144,557	205,010	124,156	-	138,318	170,276	208,987	209,135
Total liabilities	208,388	156,056	154,506	213,990	133,726	2,873	149,928	182,868	229,151	218,681

Members’ equity:
Members’ capital	116,442	73,505	77,372	106,950	122,057	371,970	86,300	105,316	120,088	112,443
Retained earnings (accumulated deficit)	(7,146)	(4,053)	550	(3,997)	(7,557)	(2,241)	(96)	(1,948)	(9,498)	(9,733)
Total members’ equity	109,296	69,452	77,922	102,953	114,500	369,729	86,204	103,368	110,590	102,710
Total liabilities and members’ equity	$317,683	$225,508	$232,427	$316,945	$248,227	$372,602	$236,132	$286,235	$339,741	$321,391

	Spencer	Sugar	Summerset	Tuxford	Vernon	Westchester	Windsor	100	101	Abbington

ASSETS
Current assets:
Cash	$15,535	$19,495	$12,019	$428	$9,490	$21,298	$21,850	$32,007	$22,183	$28,877
Accounts receivable	-	-	390	-	-	-	-	-	-	-
Prepaid expenses	3,384	3,422	2,898	8,492	2,427	5,889	1,737	-	2,342	-
Due from related party	-	-	-	1,875	-	-	-	3,752	1,814	4,695
Total current assets	18,919	22,917	15,307	10,795	11,917	27,187	23,587	35,759	26,339	33,572
Property and equipment, net	294,372	304,889	249,515	262,305	259,751	334,198	343,183	617,888	639,380	482,364
Deposits	1,189	3,590	2,306	-	1,640	3,300	3,321	-	-	264
Total assets	$314,480	$331,396	$267,128	$273,100	$273,308	$364,685	$370,091	$653,647	$665,719	$516,200

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,746	$4,660	$4,822	$5,611	$3,662	$7,554	$7,662	$12,424	$2,491	$5,709
Due to related party	3,500	5,762	4,216	-	3,211	2,841	5,336	-	-	-
Total current liabilities	9,246	10,422	9,038	5,611	6,873	10,395	12,998	12,424	2,491	5,709
Tenant deposits	2,744	3,590	2,119	1,895	2,843	3,119	3,893	-	-	-
Mortgage payable, net	192,398	198,827	163,429	176,434	179,764	196,252	224,576	-	-	-
Total liabilities	204,388	212,839	174,586	183,940	189,480	209,766	241,467	12,424	2,491	5,709

Members’ equity:
Members’ capital	115,060	130,329	100,051	100,359	94,691	160,556	133,626	648,566	665,033	512,136
Retained earnings (accumulated deficit)	(4,969)	(11,772)	(7,509)	(11,199)	(10,862)	(5,638)	(5,001)	(7,344)	(1,805)	(1,644)
Total members’ equity	110,091	118,557	92,542	89,160	83,829	154,918	128,625	641,222	663,228	510,492
Total liabilities and members’ equity	$314,480	$331,396	$267,128	$273,100	$273,308	$364,685	$370,091	$653,647	$665,719	$516,200

	Collier	Dunbar	Hines	Hollandaise	Jack	Johnny	June	Kirkwood	Lookout	McGregor

ASSETS
Current assets:
Cash	$-	$38,125	$13,276	$11,478	$6,635	$601,306	$659,380	$486	$40,026	$20,313
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	1,388	1,366	1,019	2,462	4,083	2,131	2,131	2,332	1,254	-
Due from related party	-	-	1,596	7,122	9,450	-	-	11,213	-	3,454
Total current assets	1,388	39,491	15,891	21,062	20,168	603,437	661,511	14,031	41,280	23,767
Property and equipment, net	357,769	324,859	257,400	366,222	416,019	588,748	588,748	262,820	347,707	302,316
Deposits	-	-	-	6,602	2,586	-	-	-	-	-
Total assets	$359,157	$364,350	$273,291	$393,886	$438,773	$1,192,185	$1,250,259	$276,851	$388,987	$326,083

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,263	$1,606	$2,099	$2,971	$3,162	$1,246	$1,415	$2,538	$1,529	$4,919
Due to related party	358,664	150,126	-	-	-	176,106	175,990	-	174,488	-
Total current liabilities	359,927	151,732	2,099	2,971	3,162	177,352	177,405	2,538	176,017	4,919
Tenant deposits	-	-	-	-	2,995	-	-	-	-	-
Mortgage payable, net	-	-	-	252,863	286,731	462,700	462,700	179,897	-	-
Total liabilities	359,927	151,732	2,099	255,834	292,888	640,052	640,105	182,435	176,017	4,919

Members’ equity:
Members’ capital	-	214,088	272,916	147,576	155,336	557,458	615,532	98,962	214,162	325,482
Retained earnings (accumulated deficit)	(770)	(1,471)	(1,724)	(9,523)	(9,451)	(5,326)	(5,379)	(4,545)	(1,193)	(4,317)
Total members’ equity	(770)	212,617	271,192	138,053	145,885	552,132	610,153	94,417	212,969	321,165
Total liabilities and members’ equity	$359,157	$364,350	$273,291	$393,886	$438,773	$1,192,185	$1,250,259	$276,851	$388,987	$326,083

	Pearl	Point	Riverwalk	Roxy	Wescott	Wildwood	Consolidated

ASSETS
Current assets:
Cash	$29,135	$19,793	$-	$14,073	$7,505	$15,998	$3,182,203
Accounts receivable	-	-	-	-	-	-	27,112
Prepaid expenses	2,263	4,003	1,517	2,546	2,893	2,328	360,425
Due from related party	1,510	296	-	-	5,831	-	243,419
Total current assets	32,908	24,092	1,517	16,619	16,229	18,326	3,813,159
Property and equipment, net	549,882	384,122	397,101	327,722	276,118	221,797	43,444,340
Deposits	-	-	-	128	-	349	196,512
Total assets	$582,790	$408,214	$398,618	$344,469	$292,347	$240,472	$47,454,014

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$6,589	$3,446	$1,720	$2,067	$2,635	$2,050	$638,015
Due to related party	-	-	398,811	7,140	-	600	3,551,202
Total current liabilities	6,589	3,446	400,531	9,207	2,635	2,650	4,189,217
Tenant deposits	-	-	-	-	-	-	197,065
Mortgage payable, net	-	265,007	-	218,110	132,785	107,066	21,334,056
Total liabilities	6,589	268,453	400,531	227,317	135,420	109,716	25,720,338

Members’ equity:
Members’ capital	574,534	145,636	-	122,601	158,373	134,038	22,618,091
Retained earnings (accumulated deficit)	1,667	(5,876)	(1,914)	(5,448)	(1,446)	(3,283)	(884,411)
Total members’ equity	576,201	139,760	(1,914)	117,153	156,927	130,755	21,733,680
Total liabilities and members’ equity	$582,790	$408,214	$398,618	$344,469	$292,347	$240,472	$47,454,019

See the accompanying to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2021 (AUDITED)

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Chaparral	Cupcake	Lierly	Malbec	Mojave	Patrick	Pecan	Pinot	Plumtree	Salem

ASSETS
Current assets:
Cash	$13,754	$6,540	$15,054	$13,709	$6,496	$10,913	$16,203	$14,131	$18,569	$13,926
Accounts receivable
Prepaid expenses	331	1,834	396	2,090	2,109	369	353	1,663	358	1,796
Due from related party	-	6,230	-	-	6,605	-	-	-	-	-
Total current assets	14,085	14,604	15,450	15,799	15,210	11,282	16,556	15,794	18,927	15,722
Property and equipment, net	192,311	227,192	209,462	315,986	242,676	205,661	203,960	319,030	197,009	315,949
Deposits held by property management companies	1,450	1,595	1,750	2,195	1,596	1,500	873	2,195	1,450	4,421
Total assets	$207,846	$243,391	$226,662	$333,980	$259,482	$218,443	$221,389	$337,019	$217,386	$336,092

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,883	$1,360	$3,541	$1,199	$1,537	$2,973	$3,134	$1,248	$3,054	$1,246
Due to related party	1,886	-	2,857	3,127	-	3,428	4,270	3,160	1,508	3,050
Total current liabilities	3,769	1,360	6,398	4,326	1,537	6,401	7,404	4,408	4,562	4,296
Tenant deposits	1,450	1,595	1,750	2,195	1,596	1,500	1,600	2,195	1,450	3,930
Mortgage payable, net	102,876	149,345	129,359	204,632	159,845	107,696	112,245	206,741	109,643	208,521
Total liabilities	108,095	152,300	137,507	211,153	162,978	115,597	121,249	213,344	115,655	216,747

Members’ equity (deficit):
Members’ capital	98,188	91,779	88,886	123,585	98,151	106,158	100,602	124,639	101,731	119,718
Retained earnings (accumulated deficit)	1,563	(688)	269	(758)	(1,647)	(3,312)	(462)	(964)	-	(373)
Total members’ equity (deficit)	99,751	91,091	89,155	122,827	96,504	102,846	100,140	123,675	101,731	119,345
Total liabilities and members’ equity (deficit)	$207,846	$243,391	$226,662	$333,980	$259,482	$218,443	$221,389	$337,019	$217,386	$336,092

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Soapstone	Splash	Tuscan	Wentworth	Bandelier	Diablo	Rooney	Scepter	Ensenada	Lily

ASSETS
Current assets:
Cash	$12,913	$12,537	$15,689	$6,607	$-	$-	$101	$-	$-	$-
Accounts receivable
Prepaid expenses	415	439	613	2,843	2,702	1,926	2,134	2,329	6,722	5,063
Due from related party	-	-	-	5,092	-	-	-	-	-	-
Total current assets	13,328	12,976	16,302	14,542	2,702	1,926	2,235	2,329	6,722	5,063
Property and equipment, net	214,333	213,550	318,765	234,858	350,433	299,193	371,243	271,490	559,992	534,897
Deposits held by property management companies	1,600	1,450	2,195	3,215	-	-	-	-	-	-
Total assets	$229,261	$227,976	$337,262	$252,615	$353,135	$301,119	$373,478	$273,819	$566,714	$539,960

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,623	$2,426	$2,818	$1,403	$3,639	$436	$359	$357	$3,500	$4,186
Due to related party	2,967	2,605	2,231	-	107,139	95,092	116,797	86,617	174,883	230,475
Total current liabilities	6,590	5,031	5,049	1,403	110,778	95,528	117,156	86,974	178,383	234,661
Tenant deposits	1,600	1,450	2,195	1,595	-	-	-	-	-	-
Mortgage payable, net	126,515	121,823	180,658	154,889	242,357	205,591	256,322	186,845	388,331	308,439
Total liabilities	134,705	128,304	187,902	157,887	353,135	301,119	373,478	273,819	566,714	543,100

Members’ equity (deficit):
Members’ capital	94,319	100,559	150,001	95,085	4,516	-	5,004	4,003	7,063	5,715
Retained earnings (accumulated deficit)	237	(887)	(641)	(357)	(4,516)	-	(5,004)	(4,003)	(7,063)	(8,855)
Total members’ equity (deficit)	94,556	99,672	149,360	94,728	-	-	-	-	-	(3,140)
Total liabilities and members’ equity (deficit)	$229,261	$227,976	$337,262	$252,615	$353,135	$301,119	$373,478	$273,819	$566,714	$539,960

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Mclovin	Odessa	Oly	Saddlebred	Grant	Amber	Centennial	Collinston	Davidson	Holland

ASSETS
Current assets:
Cash	$-	$-	$-	$-	$-	$122	$9,856	$-	$-	$1,110
Accounts receivable
Prepaid expenses	7,532	5,525	5,746	4,487	2,201	2,600	3,320	657	1,321	1,516
Due from related party	-	-	-	-	-	-	1,595	-	-	-
Total current assets	7,532	5,525	5,746	4,487	2,201	2,722	14,771	657	1,321	2,626
Property and equipment, net	526,794	533,345	527,604	472,947	372,834	305,580	282,758	215,103	214,858	214,423
Deposits held by property management companies	-	-	-	-	-	-	1,895	-	-	-
Total assets	$534,326	$538,870	$533,350	$477,434	$375,035	$308,302	$299,424	$215,760	$216,179	$217,049

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$6,462	$5,223	$4,956	$3,495	$453	$524	$4,908	$1,117	$801	$1,054
Due to related party	163,870	165,595	163,696	147,851	118,260	112,665	-	81,658	70,380	72,774
Total current liabilities	170,332	170,818	168,652	151,346	118,713	113,189	4,908	82,775	71,181	73,828
Tenant deposits	-	-	-	-	-	-	1,895	-	-	-
Mortgage payable, net	363,994	370,971	364,698	329,283	256,322	198,593	187,402	134,741	145,158	145,163
Total liabilities	534,326	541,789	533,350	480,629	375,035	311,782	194,205	217,516	216,339	218,991

Members’ equity (deficit):
Members’ capital	-	6,512	-	5,476	5,067	-	110,601	-	-	-
Retained earnings (accumulated deficit)	-	(9,431)	-	(8,671)	(5,067)	(3,480)	(5,382)	(1,756)	(160)	(1,942)
Total members’ equity (deficit)	-	(2,919)	-	(3,195)	-	(3,480)	105,219	(1,756)	(160)	(1,942)
Total liabilities and members’ equity (deficit)	$534,326	$538,870	$533,350	$477,434	$375,035	$308,302	$299,424	$215,760	$216,179	$217,049

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Jupiter	KerriAnn	Meadow	Ribbonwalk	Saturn	Sigma	Weldon	Badminton	Basil	Bayside

ASSETS
Current assets:
Cash	$-	$209	$-	$-	$77	$-	$-	$10,370	$7,938	$3,337
Accounts receivable
Prepaid expenses	3,018	2,433	2,723	3,522	2,176	1,172	2,803	2,241	1,385	3,463
Due from related party	-	-	-	-	-	-	-	-	-	-
Total current assets	3,018	2,642	2,723	3,522	2,253	1,172	2,803	12,611	9,323	6,800
Property and equipment, net	214,419	341,151	320,343	320,275	221,804	389,239	214,173	253,020	200,978	254,675
Deposits held by property management companies	-	-	-	-	-	-	-	2,993	1,495	2,935
Total assets	$217,437	$343,793	$323,066	$323,797	$224,057	$390,411	$216,976	$268,624	$211,796	$264,410

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,718	$543	$454	$538	$1,517	$355	$1,390	$3,658	$2,914	$2,374
Due to related party	79,581	116,213	116,883	104,796	86,529	123,327	82,844	88	262	96,372
Total current liabilities	81,299	116,756	117,337	105,334	88,046	123,682	84,234	3,746	3,176	98,746
Tenant deposits	-	-	-	-	-	-	-	2,993	1,495	2,619
Mortgage payable, net	137,967	235,377	212,558	221,584	137,972	266,729	134,741	171,756	129,599	163,383
Total liabilities	219,266	352,133	329,895	326,918	226,018	390,411	218,975	178,495	134,270	264,748

Members’ equity (deficit):
Members’ capital	-	4,919	4,033	4,402	4,071	-	-	95,481	80,080	-
Retained earnings (accumulated deficit)	(1,829)	(13,259)	(10,862)	(7,523)	(6,032)	-	(1,999)	(5,352)	(2,554)	(338)
Total members’ equity (deficit)	(1,829)	(8,340)	(6,829)	(3,121)	(1,961)	-	(1,999)	90,129	77,526	(338)
Total liabilities and members’ equity (deficit)	$217,437	$343,793	$323,066	$323,797	$224,057	$390,411	$216,976	$268,624	$211,796	$264,410

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Butter	Coatbridge	Dawson	Dewberry	Dolittle	Eastfair	Elevation	Elm	Forest	Holloway

ASSETS
Current assets:
Cash	$-	$1,460	$4,852	$5,617	$-	$10,835	$776	$477	$-	$11,032
Accounts receivable		1,336		820			520
Prepaid expenses	3,525	3,039	2,502	1,276	2,734	2,917	5,779	1,394	3,389	3,891
Due from related party	-	-	-	1,305	-	-	-	-	-	-
Total current assets	3,525	5,835	7,354	9,018	2,734	13,752	7,075	1,871	3,389	14,923
Property and equipment, net	379,693	269,537	224,952	188,587	307,573	213,369	263,908	164,892	347,941	337,278
Deposits held by property management companies	525	3,993	1,695	1,495	25	3,590	4,624	3,504	3,119	3,752
Total assets	$383,743	$279,365	$234,001	$199,100	$310,332	$230,711	$275,607	$170,267	$354,449	$355,953

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$640	$2,431	$1,522	$2,614	$602	$3,525	$4,529	$747	$3,261	$2,767
Due to related party	123,388	103,495	88,229	-	104,453	1,202	98,470	61,478	132,410	1,901
Total current liabilities	124,028	105,926	89,751	2,614	105,055	4,727	102,999	62,225	135,671	4,668
Tenant deposits	-	2,993	1,695	1,495	-	3,590	3,990	3,190	3,119	3,119
Mortgage payable, net	259,715	173,037	144,074	119,301	205,277	147,794	170,242	105,713	225,085	218,098
Total liabilities	383,743	281,956	235,520	123,410	310,332	156,111	277,231	171,128	363,875	225,885

Members’ equity (deficit):
Members’ capital	-	-	-	81,658	-	74,674	4,496	-	7,441	141,748
Retained earnings (accumulated deficit)	-	(2,591)	(1,519)	(5,968)	-	(74)	(6,120)	(861)	(16,867)	(11,680)
Total members’ equity (deficit)	-	(2,591)	(1,519)	75,690	-	74,600	(1,624)	(861)	(9,426)	130,068
Total liabilities and members’ equity (deficit)	$383,743	$279,365	$234,001	$199,100	$310,332	$230,711	$275,607	$170,267	$354,449	$355,953

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Kingsley	Lallie	Lennox	Limestone	Luna	Matchingham	Murphy	Olive	Ridge	River

ASSETS
Current assets:
Cash	$12,813	$14,420	$4,431	$-	$9,299	$86	$-	$-	$677	$2,390
Accounts receivable
Prepaid expenses	3,170	2,209	2,028	3,228	891	3,085	2,693	1,905	2,459	2,596
Due from related party	41	-	-	-	981	-	-	-	-	-
Total current assets	16,024	16,629	6,459	3,228	11,171	3,171	2,693	1,905	3,136	4,986
Property and equipment, net	312,535	368,110	215,051	291,746	213,369	211,492	297,632	229,985	216,043	264,587
Deposits held by property management companies	2,869	2,495	1,695	-	1,750	3,195	25	3,758	5,933	2,993
Total assets	$331,428	$387,234	$223,205	$294,974	$226,290	$217,858	$300,350	$235,648	$225,112	$272,566

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,860	$1,538	$1,655	$1,031	$3,532	$858	$602	$3,195	$1,438	$1,858
Due to related party	-	3,042	84,097	96,002	-	70,679	94,776	109,410	83,371	99,650
Total current liabilities	4,860	4,580	85,752	97,033	3,532	71,537	95,378	112,605	84,809	101,508
Tenant deposits	2,869	2,495	1,695	-	1,750	1,795	-	1,895	2,543	2,993
Mortgage payable, net	212,156	237,406	137,639	200,746	147,794	144,526	204,972	124,123	138,282	170,242
Total liabilities	219,885	244,481	225,086	297,779	153,076	217,858	300,350	238,623	225,634	274,743

Members’ equity (deficit):
Members’ capital	116,305	147,498	-	-	77,705	-	-	6,103	-	-
Retained earnings (accumulated deficit)	(4,762)	(4,745)	(1,881)	(2,805)	(4,491)	-	-	(9,078)	(522)	(2,177)
Total members’ equity (deficit)	111,543	142,753	(1,881)	(2,805)	73,214	-	-	(2,975)	(522)	(2,177)
Total liabilities and members’ equity (deficit)	$331,428	$387,234	$223,205	$294,974	$226,290	$217,858	$300,350	$235,648	$225,112	$272,566

	Series	Series	Series	Series	Series	Series	Series	Series
	Roseberry	Shoreline	Spencer	Sugar	Summerset	Vernon	Westchester	Windsor	Consolidated

ASSETS
Current assets:
Cash	$2,749	$8,882	$10,725	$3,105	$8,216	$-	$1,483	$12,404	$336,890
Accounts receivable									2,676
Prepaid expenses	4,555	2,778	2,566	2,790	2,265	1,333	4,448	3,574	175,345
Due from related party	-	1,428	802	-	-	-	-	-	24,079
Total current assets	7,304	13,088	14,093	5,895	10,481	1,333	5,931	15,978	538,990
Property and equipment, net	326,445	307,540	298,528	309,169	253,020	263,370	338,885	347,992	19,957,542
Deposits held by property management companies	3,443	2,295	2,744	3,590	2,644	-	3,397	3,893	109,844
Total assets	$337,192	$322,923	$315,365	$318,654	$266,145	$264,703	$348,213	$367,863	$20,606,376

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,217	$3,487	$3,912	$1,753	$2,479	$602	$3,138	$4,203	$154,372
Due to related party	5,136	-	-	117,434	535	84,372	146,041	471	4,455,778
Total current liabilities	8,353	3,487	3,912	119,187	3,014	84,974	149,179	4,674	4,610,150
Tenant deposits	3,443	2,295	2,744	3,590	2,119	-	3,119	3,893	97,532
Mortgage payable, net	208,948	209,087	192,353	198,781	163,389	179,729	196,207	224,525	13,029,905
Total liabilities	220,744	214,869	199,009	321,558	168,522	264,703	348,505	233,092	17,737,587

Members’ equity (deficit):
Members’ capital	125,794	117,393	120,965	5,490	104,683	-	5,640	140,239	3,118,176
Retained earnings (accumulated deficit)	(9,346)	(9,339)	(4,609)	(8,394)	(7,060)	-	(5,932)	(5,468)	(249,387)
Total members’ equity (deficit)	116,448	108,054	116,356	(2,904)	97,623	-	(292)	134,771	2,868,789
Total liabilities and members’ equity (deficit)	$337,192	$322,923	$315,365	$318,654	$266,145	$264,703	$348,213	$367,863	$20,606,376

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Apollo	Avebury	Chelsea	Clover	Dogwood	Gardens	Grove	Kawana	Lannister	Latte

Rental income	$-	$2,095	$2,195	$-	$-	$1,495	$-	$-	$-	$-

Operating expenses:
Depreciation	-	1,998	2,117	-	-	1,010	1,034	1,893	610	-
Insurance	-	389	419	-	-	201	276	380	-	-
Management fees	76	493	344	-	-	288	175	423	80	347
Repair and maintenance	11	790	242	-	-	1,060	-	737	6,250	-
Property taxes	189	458	1,074	-	-	89	291	196	64	42
Other operating expenses	906	2,511	1,310	1,070	820	1,299	1,098	1,121	815	1,145
Total operating expenses	1,182	6,639	5,506	1,070	820	3,947	2,874	4,750	7,819	1,534

Loss from operations	(1,182)	(4,544)	(3,311)	(1,070)	(820)	(2,452)	(2,874)	(4,750)	(7,819)	(1,534)

Other income (expense), net
Interest expense	(1,046)	(2,800)	(2,972)	-	-	(1,816)	(1,970)	(2,884)	(873)	-
Total other income (expense), net	(1,046)	(2,800)	(2,972)	-	-	(1,816)	(1,970)	(2,884)	(873)	-

Provision for income taxes
Net loss	$(2,228)	$(7,344)	$(6,283)	$(1,070)	$(820)	$(4,268)	$(4,844)	$(7,634)	$(8,692)	$(1,534)

	Louise	Madison	Peanut	Rosewood	Stonebriar	Tulip	Wisteria	Chaparral	Cupcake	Lierly

Rental income	$4,390	$-	$3,390	$-	$-	$-	$2,195	$6,341	$9,870	$10,500

Operating expenses:
Depreciation	1,263	-	988	620	465	1,454	1,359	2,700	3,275	2,932
Insurance	280	73	215	193	148	296	312	453	492	541
Management fees	503	122	389	205	206	350	393	1,082	1,309	1,313
Repair and maintenance	-	-	-	4,437	-	-	-	161	(381)	449
Property taxes	222	198	99	183	181	293	400	375	915	1,155
Other operating expenses	2,592	1,250	2,137	1,311	920	1,370	2,802	660	751	663
Total operating expenses	4,860	1,643	3,828	6,949	1,920	3,763	5,266	5,431	6,361	7,053

Loss from operations	(470)	(1,643)	(438)	(6,949)	(1,920)	(3,763)	(3,071)	910	3,509	3,447

Other income (expense), net
Interest expense	(2,340)	(812)	(1,434)	(1,907)	(1,357)	(2,948)	(2,593)	(2,235)	(2,814)	(2,806)
Total other income (expense), net	(2,340)	(812)	(1,434)	(1,907)	(1,357)	(2,948)	(2,593)	(2,235)	(2,814)	(2,806)

Provision for income taxes
Net loss	$(2,810)	$(2,455)	$(1,872)	$(8,856)	$(3,277)	$(6,711)	$(5,664)	$(1,325)	$695	$641

	Malbec	Mojave	Patrick	Pecan	Pinot	Plumtree	Salem	Soapstone	Splash	Tuscan

Rental income	$13,470	$9,870	$8,250	$9,650	$13,530	$9,600	$13,170	$9,600	$8,700	$13,795

Operating expenses:
Depreciation	4,388	3,525	2,886	2,863	4,429	2,768	4,387	3,000	2,978	4,439
Insurance	489	492	471	483	618	489	613	568	439	613
Management fees	1,743	1,346	1,195	1,302	1,753	1,279	1,723	1,268	1,154	1,729
Repair and maintenance	145	(381)	594	301	(40)	591	292	130	-	-
Property taxes	290	966	913	984	290	948	290	1,202	504	1,566
Other operating expenses	1,413	728	1,663	800	1,413	662	1,413	663	663	1,413
Total operating expenses	8,468	6,676	7,722	6,733	8,463	6,737	8,718	6,831	5,738	9,760

Loss from operations	5,002	3,194	528	2,917	5,067	2,863	4,452	2,769	2,962	4,035

Other income (expense), net
Interest expense	(4,891)	(3,013)	(2,271)	(2,366)	(4,945)	(2,379)	(4,983)	(2,746)	(2,543)	(3,765)
Total other income (expense), net	(4,891)	(3,013)	(2,271)	(2,366)	(4,945)	(2,379)	(4,983)	(2,746)	(2,543)	(3,765)

Provision for income taxes
Net loss	$111	$181	$(1,743)	$551	$122	$484	$(531)	$23	$419	$270

	Walton	Wentworth	Bandelier	Diablo	Rooney	Saint	Scepter	Terracotta	Baron	Burlington

Rental income	$-	$9,720	$4,319	$965	$-	$11,051	$4,787	$3,176	$2,500	$3,500

Operating expenses:
Depreciation	-	3,417	4,170	3,571	4,422	2,536	3,238	1,262	-	-
Insurance	-	458	732	602	768	535	546	431	-	-
Management fees	-	1,328	1,017	856	939	733	873	422	544	620
Repair and maintenance	315	(381)	1,115	1,319	3,026	1,105	1,172	1,060	-	-
Property taxes	-	1,000	1,638	1,436	1,046	1,121	1,070	881	-	-
Other operating expenses	802	751	2,646	2,746	3,137	1,942	2,698	2,548	820	795
Total operating expenses	1,117	6,573	11,318	10,530	13,338	7,972	9,597	6,604	1,364	1,415

Loss from operations	(1,117)	3,147	(6,999)	(9,565)	(13,338)	3,079	(4,810)	(3,428)	1,136	2,085

Other income (expense), net
Interest expense	(508)	(3,129)	(4,789)	(4,067)	(5,063)	(3,912)	(3,698)	(3,501)	-	-
Total other income (expense), net	(508)	(3,129)	(4,789)	(4,067)	(5,063)	(3,912)	(3,698)	(3,501)	-	-

Provision for income taxes
Net loss	$(1,625)	$18	$(11,788)	$(13,632)	$(18,401)	$(833)	$(8,508)	$(6,929)	$1,136	$2,085

	Ensenada	Jake	Lily	McLovin	Nugget	Odessa	Oly	Pioneer	Ritter	Saddlebred

Rental income	$12,436	$-	$-	$10,805	$-	$5,429	$14,175	$-	$1,000	$-

Operating expenses:
Depreciation	6,666	-	6,920	6,219	-	7,332	6,267	1,307	-	7,642
Insurance	1,115	-	1,047	1,052	-	1,105	1,046	-	-	993
Management fees	1,643	553	1,452	1,531	532	1,448	1,484	546	484	1,184
Repair and maintenance	1,752	-	599	2,554	150	215	940	-	-	20,578
Property taxes	1,588	526	1,860	3,253	-	2,300	2,250	-	354	1,514
Other operating expenses	2,511	820	3,149	2,438	802	3,059	2,043	1,270	770	4,889
Total operating expenses	15,275	1,899	15,027	17,047	1,484	15,459	14,030	3,123	1,608	36,800

Loss from operations	(2,839)	(1,899)	(15,027)	(6,242)	(1,484)	(10,030)	145	(3,123)	(608)	(36,800)

Other income (expense), net
Interest expense	(7,656)	-	(6,087)	(7,179)	-	(7,315)	(7,192)	-	-	(6,496)
Total other income (expense), net	(7,656)	-	(6,087)	(7,179)	-	(7,315)	(7,192)	-	-	(6,496)

Provision for income taxes
Net loss	$(10,495)	$(1,899)	$(21,114)	$(13,421)	$(1,484)	$(17,345)	$(7,047)	$(3,123)	$(608)	$(43,296)

	Delta	Emporia	Grant	Heritage	Holcomb	Kennesaw	Lanier	Lovejoy	Magnolia	Mammoth

Rental income	$12,633	$7,477	$10,067	$739	$-	$-	$5,190	$2,527	$903	$2,995

Operating expenses:
Depreciation	3,099	3,188	4,451	667	-	973	866	2,005	575	1,562
Insurance	576	596	745	205	-	-	262	400	172	359
Management fees	1,000	923	1,757	318	371	403	635	768	245	416
Repair and maintenance	8,938	801	3,848	1,074	450	-	2,344	-	982	782
Property taxes	992	1,582	1,785	418	546	-	457	1,182	328	254
Other operating expenses	4,783	3,832	3,386	1,546	804	770	2,754	3,624	909	2,878
Total operating expenses	19,388	10,922	15,972	4,228	2,171	2,146	7,318	7,979	3,211	6,251

Loss from operations	(6,755)	(3,445)	(5,905)	(3,489)	(2,171)	(2,146)	(2,128)	(5,452)	(2,308)	(3,256)

Other income (expense), net
Interest expense	(3,891)	(4,124)	(5,062)	(2,129)	-	-	(2,940)	(3,786)	(1,801)	(2,910)
Total other income (expense), net	(3,891)	(4,124)	(5,062)	(2,129)	-	-	(2,940)	(3,786)	(1,801)	(2,910)

Provision for income taxes
Net loss	$(10,646)	$(7,569)	$(10,967)	$(5,618)	$(2,171)	$(2,146)	$(5,068)	$(9,238)	$(4,109)	$(6,166)

	Otoro	Reynolds	Swift	Wave	Amber	Centennial	Collinston	Davidson	Holland	Jupiter

Rental income	$5,590	$-	$842	$5,169	$5,022	$11,370	$1,814	$1,830	$1,445	$4,871

Operating expenses:
Depreciation	1,953	-	787	2,307	4,208	3,918	2,906	2,909	2,909	2,906
Insurance	402	-	243	453	638	428	362	460	460	460
Management fees	653	409	380	653	1,203	1,501	823	786	717	1,003
Repair and maintenance	5,459	30	1,022	-	-	1,836	4,250	3,570	7,886	6,230
Property taxes	913	-	896	662	994	1,333	41	63	54	1,101
Other operating expenses	3,582	988	1,165	3,302	3,013	985	6,085	2,475	2,887	2,330
Total operating expenses	12,962	1,427	4,493	7,377	10,056	10,001	14,467	10,263	14,913	14,030

Loss from operations	(7,372)	(1,427)	(3,651)	(2,208)	(5,034)	1,369	(12,653)	(8,433)	(13,468)	(9,159)

Other income (expense), net
Interest expense	(3,007)	-	-	(3,354)	(4,174)	(4,438)	(2,674)	(2,879)	(2,879)	(3,262)
Total other income (expense), net	(3,007)	-	-	(3,354)	(4,174)	(4,438)	(2,674)	(2,879)	(2,879)	(3,262)

Provision for income taxes
Net loss	$(10,379)	$(1,427)	$(3,651)	$(5,562)	$(9,208)	$(3,069)	$(15,327)	$(11,312)	$(16,347)	$(12,421)

	KerriAnn	Meadow	Ribbonwalk	Saturn	Sigma	Weldon	Badminton	Basil	Bayside	Bazzel

Rental income	$3,458	$4,906	$1,995	$2,843	$-	$2,444	$11,970	$8,970	$12,570	$-

Operating expenses:
Depreciation	4,686	4,410	4,395	3,200	5,327	2,906	3,505	2,777	3,525	568
Insurance	684	673	646	460	769	460	521	412	523	-
Management fees	1,206	1,338	970	840	956	773	1,504	1,196	1,723	-
Repair and maintenance	462	1,202	1,875	300	4,800	3,570	-	-	-	-
Property taxes	1,741	1,014	1,363	500	1,333	800	722	357	993	-
Other operating expenses	3,454	2,723	3,850	2,663	2,362	2,676	798	663	910	770
Total operating expenses	12,233	11,360	13,099	7,963	15,547	11,185	7,050	5,405	7,674	1,338

Loss from operations	(8,775)	(6,454)	(11,104)	(5,120)	(15,547)	(8,741)	4,920	3,565	4,896	(1,338)

Other income (expense), net
Interest expense	(4,655)	(4,203)	(4,380)	(3,262)	(4,440)	(2,674)	(4,070)	(3,078)	(3,873)	-
Total other income (expense), net	(4,655)	(4,203)	(4,380)	(3,262)	(4,440)	(2,674)	(4,070)	(3,078)	(3,873)	-

Provision for income taxes
Net loss	$(13,430)	$(10,657)	$(15,484)	$(8,382)	$(19,987)	$(11,415)	$850	$487	$1,023	$(1,338)

	Bedford	Butter	Coatbridge	Dawson	Dewberry	Dolittle	Dorchester	Eastfair	Elevation	Elm

Rental income	$6,885	$5,776	$13,630	$6,780	$9,980	$9,890	$-	$10,770	$12,135	$9,570

Operating expenses:
Depreciation	1,924	5,190	3,730	3,114	2,613	4,221	788	2,956	3,657	2,300
Insurance	386	791	414	573	436	602	-	347	537	307
Management fees	785	1,450	1,725	1,155	1,119	1,547	-	1,292	1,666	1,197
Repair and maintenance	2,179	2,815	-	65	3,771	1,658	-	-	-	181
Property taxes	675	1,301	1,070	564	412	840	-	755	2,087	142
Other operating expenses	2,927	4,527	1,152	811	8	3,142	770	870	800	663
Total operating expenses	8,876	16,074	8,091	6,282	8,359	12,010	1,558	6,220	8,747	4,790

Loss from operations	(1,991)	(10,298)	5,539	498	1,621	(2,120)	(1,558)	4,550	3,388	4,780

Other income (expense), net
Interest expense	(2,577)	(5,130)	(4,100)	(3,419)	(2,836)	(4,060)	-	(3,506)	(4,017)	(2,506)
Total other income (expense), net	(2,577)	(5,130)	(4,100)	(3,419)	(2,836)	(4,060)	-	(3,506)	(4,017)	(2,506)

Provision for income taxes
Net loss	$(4,568)	$(15,428)	$1,439	$(2,921)	$(1,215)	$(6,180)	$(1,558)	$1,044	$(629)	$2,274

	Folly	Forest	Greenhill	Hadden	Heron	Holloway	Kingsley	Lallie	Lennox	Limestone

Rental income	$-	$14,970	$10,960	$1,645	$-	$14,970	$13,580	$14,970	$10,170	$11,575

Operating expenses:
Depreciation	713	4,823	3,006	2,036	657	4,672	4,290	5,115	2,978	4,023
Insurance	-	573	550	380	206	690	501	745	333	657
Management fees	-	2,150	1,345	408	220	1,903	1,685	2,044	1,432	1,534
Repair and maintenance	-	575	835	2,712	-	-	300	-	-	2,115
Property taxes	-	678	782	217	163	1,176	1,196	106	563	821
Other operating expenses	1,550	462	4,301	2,602	1,043	888	905	829	663	3,077
Total operating expenses	2,263	9,261	10,819	8,355	2,289	9,329	8,877	8,839	5,969	12,227

Loss from operations	(2,263)	5,709	141	(6,710)	(2,289)	5,641	4,703	6,131	4,201	(652)

Other income (expense), net
Interest expense	-	(5,302)	(4,227)	(2,358)	(1,868)	(5,160)	(5,020)	(5,614)	(3,267)	(3,690)
Total other income (expense), net	-	(5,302)	(4,227)	(2,358)	(1,868)	(5,160)	(5,020)	(5,614)	(3,267)	(3,690)

Provision for income taxes
Net loss	$(2,263)	$407	$(4,086)	$(9,068)	$(4,157)	$481	$(317)	$517	$934	$(4,342)

	Luna	Matchingham	Murphy	Olive	Osprey	Ridge	River	Roseberry	Shoreline	Spencer

Rental income	$10,500	$10,770	$11,801	$11,370	$-	$10,170	$11,970	$13,770	$13,770	$13,170

Operating expenses:
Depreciation	2,956	2,913	4,085	3,184	-	2,992	3,662	4,513	4,260	4,157
Insurance	440	446	617	357	-	442	539	504	630	609
Management fees	1,292	1,417	1,634	1,695	336	1,697	1,702	1,702	1,724	1,747
Repair and maintenance	185	800	1,483	233	-	-	137	-	933	710
Property taxes	704	873	840	466	774	543	797	1,317	708	930
Other operating expenses	980	905	3,084	964	1,132	787	888	963	963	823
Total operating expenses	6,557	7,354	11,743	6,899	2,242	6,461	7,725	8,999	9,218	8,976

Loss from operations	3,943	3,416	58	4,471	(2,242)	3,709	4,245	4,771	4,552	4,194

Other income (expense), net
Interest expense	(3,506)	(2,867)	(4,054)	(2,950)	-	(3,283)	(4,017)	(4,924)	(4,948)	(4,554)
Total other income (expense), net	(3,506)	(2,867)	(4,054)	(2,950)	-	(3,283)	(4,017)	(4,924)	(4,948)	(4,554)

Provision for income taxes
Net loss	$437	$549	$(3,996)	$1,521	$(2,242)	$426	$228	$(153)	$(396)	$(360)

	Sugar	Summerset	Tuxford	Vernon	Westchester	Windsor	100	101	Abbington	Collier

Rental income	$10,770	$10,170	$4,343	$3,729	$14,970	$15,570	$-	$-	$-	$-

Operating expenses:
Depreciation	4,279	3,505	1,801	3,619	4,687	4,809	1,407	-	-	-
Insurance	550	514	357	460	536	593	410	-	-	-
Management fees	1,719	1,376	726	975	2,260	2,030	1,246	600	461	-
Repair and maintenance	980	-	4,657	2,132	145	-	1,797	-	-	-
Property taxes	776	596	2,288	888	1,398	1,431	843	435	-	-
Other operating expenses	1,138	754	3,000	2,958	1,005	929	1,640	770	1,183	770
Total operating expenses	9,442	6,745	12,829	11,032	10,031	9,792	7,343	1,805	1,644	770

Loss from operations	1,328	3,425	(8,486)	(7,303)	4,939	5,778	(7,343)	(1,805)	(1,644)	(770)

Other income (expense), net
Interest expense	(4,706)	(3,873)	(2,713)	(3,558)	(4,645)	(5,311)	-	-	-	-
Total other income (expense), net	(4,706)	(3,873)	(2,713)	(3,558)	(4,645)	(5,311)	-	-	-	-

Provision for income taxes
Net loss	$(3,378)	$(448)	$(11,199)	$(10,861)	$294	$467	$(7,343)	$(1,805)	$(1,644)	$(770)

	Dunbar	Hines	Hollandaise	Jack	Johnny	June	Kirkwood	Lookout	McGregor	Pearl

Rental income	$-	$-	$1,104	$4,680	$-	$-	$1,170	$-	$442	$3,000

Operating expenses:
Depreciation	-	-	2,514	1,900	1,341	1,341	599	-	689	-
Insurance	-	-	488	374	-	-	184	-	214	-
Management fees	200	246	448	587	506	555	245	202	606	563
Repair and maintenance	-	-	535	3,539	-	-	672	-	525	-
Property taxes	200	224	568	737	-	-	280	162	791	-
Other operating expenses	1,070	1,254	2,490	3,414	1,111	1,115	2,042	829	1,935	770
Total operating expenses	1,470	1,724	7,043	10,551	2,958	3,011	4,022	1,193	4,760	1,333

Loss from operations	(1,470)	(1,724)	(5,939)	(5,871)	(2,958)	(3,011)	(2,852)	(1,193)	(4,318)	1,667

Other income (expense), net
Interest expense	-	-	(3,584)	(3,579)	(2,367)	(2,367)	(1,693)	-	-	-
Total other income (expense), net	-	-	(3,584)	(3,579)	(2,367)	(2,367)	(1,693)	-	-	-

Provision for income taxes
Net loss	$(1,470)	$(1,724)	$(9,523)	$(9,450)	$(5,325)	$(5,378)	$(4,545)	$(1,193)	$(4,318)	$1,667

	Point	Riverwalk	Roxy	Wescott	Wildwood	Consolidated

Rental income	$2,295	$-	$-	$-	$-	$723,399

Operating expenses:
Depreciation	875	905	747	-	505	332,889
Insurance	265	-	227	-	159	51,685
Management fees	353	-	239	149	125	122,269
Repair and maintenance	1,523	-	450	-	450	151,710
Property taxes	468	-	273	-	97	92,593
Other operating expenses	1,633	1,009	1,054	833	820	229,990
Total operating expenses	5,117	1,914	2,990	982	2,156	981,136

Loss from operations	(2,822)	(1,914)	(2,990)	(982)	(2,156)	(257,737)

Other income (expense), net
Interest expense	(3,054)	-	(2,457)	(464)	(1,126)	(377,303)
Total other income (expense), net	(3,054)	-	(2,457)	(464)	(1,126)	(377,303)

Provision for income taxes
Net loss	$(5,876)	$(1,914)	$(5,447)	$(1,446)	$(3,282)	$(635,040)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Rental income	$4,800	$4,425	$4,350	$4,500	$4,325	$4,350	$26,750
Total revenue	4,800	4,425	4,350	4,500	4,325	4,350	26,750

Operating expenses:
Depreciation	1,500	1,466	1,431	1,443	1,384	1,350	8,574
Insurance	326	251	229	182	209	201	1,398
Management fees	634	590	615	645	504	610	3,600
Repair and maintenance	-	-	-	182	-	133	315
Property taxes	601	578	492	457	474	187	2,789
Total operating expenses	3,061	2,885	2,767	2,909	2,571	2,481	16,676

Income from operations	1,739	1,540	1,583	1,591	1,754	1,869	10,074

Other income (expense), net
Interest expense	(1,359)	(1,388)	(1,171)	(1,124)	(1,177)	(1,106)	(7,325)
Total other income (expense), net	(1,359)	(1,388)	(1,171)	(1,124)	(1,177)	(1,106)	(7,325)

Net income	$380	$152	$412	$467	$577	$763	$2,751

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Apollo	Avebury	Chelsea	Clover	Dogwood	Gardens	Grove	Kawana	Lannister	Latte

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	77,571	106,673	116,517	-	-	100,941	89,767	107,916	83,245	384,994
Deemed contribution from (dividend to) Manager	555	1,027	1,294	-	-	180	901	373	425	-
Distributions	(456)	(1,389)	(1,651)	-	-	(1,278)	(526)	(2,795)	(479)	-
Net income (loss)	(2,228)	(7,344)	(6,283)	(1,070)	(820)	(4,268)	(4,844)	(7,634)	(8,692)	(1,534)
Balance at June 30, 2022 (unaudited)	$75,442	$98,967	$109,878	$(1,070)	$(820)	$95,575	$85,298	$97,860	$74,499	$383,460

	Louise	Madison	Peanut	Rosewood	Stonebriar	Tulip	Wisteria	Chaparral	Cupcake	Lierly

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-	$-	$99,751	$91,091	$89,155
Membership contributions, net of issuance costs	113,471	130,979	84,532	104,490	85,622	118,471	110,463	-	-	-
Deemed contribution from (dividend to) Manager	332	489	194	399	309	293	1,458	-	-	-
Distributions	(1,853)	(880)	(992)	(616)	(598)	(1,822)	(783)	(5,344)	(5,107)	(4,917)
Net income (loss)	(2,810)	(2,455)	(1,872)	(8,856)	(3,277)	(6,711)	(5,664)	(1,325)	695	641
Balance at June 30, 2022 (unaudited)	$109,140	$128,133	$81,862	$95,417	$82,056	$110,230	$105,474	$93,082	$86,679	$84,879

	Malbec	Mojave	Patrick	Pecan	Pinot	Plumtree	Salem	Soapstone	Splash	Tuscan

Balance at January 1, 2022	$122,827	$96,504	$102,846	$100,140	$123,675	$101,731	$119,345	$94,556	$99,672	$149,360
Membership contributions, net of issuance costs	-	(100)	-	-	-	-	-	-	-	-
Deemed contribution from (dividend to) Manager	-	-	-	-	-	-	-	-	-	-
Distributions	(6,479)	(5,449)	(4,976)	(5,025)	(6,534)	(6,202)	(6,782)	(4,701)	(5,260)	(8,270)
Net income (loss)	111	181	(1,743)	551	122	484	(531)	23	419	270
Balance at June 30, 2022 (unaudited)	$116,459	$91,136	$96,127	$95,666	$117,263	$96,013	$112,032	$89,878	$94,831	$141,360

	Walton	Wentworth	Bandelier	Diablo	Rooney	Saint	Scepter	Terracotta	Baron	Burlington

Balance at January 1, 2022	$-	$94,728	$-	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	-	-	125,963	108,210	133,516	126,643	98,684	118,438	604,098	687,621
Deemed contribution from (dividend to) Manager	-	-	-	-	-	(150)	-	6,599	(2,500)	(3,500)
Distributions	-	(6,269)	(2,954)	(2,580)	(3,440)	(2,514)	(2,351)	(1,536)	(3,265)	(3,719)
Net income (loss)	(1,625)	18	(11,788)	(13,632)	(18,401)	(833)	(8,508)	(6,929)	1,136	2,085
Balance at June 30, 2022 (unaudited)	$(1,625)	$88,477	$111,221	$91,998	$111,675	$123,146	$87,825	$116,572	$599,469	$682,487

	Ensenada	Jake	Lily	McLovin	Nugget	Odessa	Oly	Pioneer	Ritter	Saddlebred

Balance at January 1, 2022	$-	$-	$(3,140)	$-	$-	$(2,919)	$-	$-	$-	$(3,195)
Membership contributions, net of issuance costs	198,683	612,906	210,494	188,651	590,293	187,276	187,196	605,434	536,806	169,337
Deemed contribution from (dividend to) Manager	-	-	-	-	-	-	-	-	(1,000)	-
Distributions	(5,097)	-	(5,342)	(4,838)	(3,193)	(4,821)	(4,805)	-	-	(4,358)
Net income (loss)	(10,495)	(1,899)	(21,114)	(13,421)	(1,484)	(17,345)	(7,047)	(3,123)	(608)	(43,296)
Balance at June 30, 2022 (unaudited)	$183,091	$611,007	$180,898	$170,392	$585,616	$162,191	$175,344	$602,311	$535,198	$118,488

	Delta	Emporia	Grant	Heritage	Holcomb	Kennesaw	Lanier	Lovejoy	Magnolia	Mammoth

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	122,469	128,705	139,954	107,684	378,585	447,255	143,238	108,167	97,484	126,564
Deemed contribution from (dividend to) Manager	4,513	6,066	-	3,127	-	-	886	3,802	1,777	1,568
Distributions	(2,902)	(3,052)	(3,914)	(637)	-	-	(840)	(2,565)	(574)	(744)
Net income (loss)	(10,646)	(7,569)	(10,967)	(5,618)	(2,171)	(2,146)	(5,068)	(9,238)	(4,109)	(6,166)
Balance at June 30, 2022 (unaudited)	$113,435	$124,151	$125,073	$104,556	$376,414	$445,109	$138,216	$100,166	$94,578	$121,222

	Otoro	Reynolds	Swift	Wave	Amber	Centennial	Collinston	Davidson	Holland	Jupiter

Balance at January 1, 2022	$-	$-	$-	$-	$(3,480)	$105,219	$(1,756)	$(160)	$(1,942)	$(1,829)
Membership contributions, net of issuance costs	144,539	453,488	365,241	120,942	123,685	-	86,939	77,126	87,518	89,288
Deemed contribution from (dividend to) Manager	965	-	870	2,774	-	-	-	-	-	-
Distributions	(2,060)	-	(2,769)	(2,863)	(2,615)	(4,259)	(1,851)	(1,664)	(1,857)	(1,894)
Net income (loss)	(10,379)	(1,427)	(3,651)	(5,562)	(9,208)	(3,069)	(15,327)	(11,312)	(16,347)	(12,421)
Balance at June 30, 2022 (unaudited)	$133,065	$452,061	$359,690	$115,291	$108,382	$97,891	$68,005	$63,990	$67,372	$73,144

	KerriAnn	Meadow	Ribbonwalk	Saturn	Sigma	Weldon	Badminton	Basil	Bayside	Bazzel

Balance at January 1, 2022	$(8,340)	$(6,829)	$(3,121)	$(1,961)	$-	$(1,999)	$90,129	$77,526	$(338)	$-
Membership contributions, net of issuance costs	124,720	138,331	116,972	89,100	139,260	87,439	-	-	104,740	-
Deemed contribution from (dividend to) Manager	-	-	-	-	-	-	-	-	-	-
Distributions	(2,921)	(2,855)	(2,499)	(1,891)	(3,269)	(1,855)	(4,479)	(3,730)	(3,199)	-
Net income (loss)	(13,430)	(10,657)	(15,484)	(8,382)	(19,987)	(11,415)	850	487	1,023	(1,338)
Balance at June 30, 2022 (unaudited)	$100,029	$117,990	$95,867	$76,866	$116,004	$72,170	$86,500	$74,283	$102,225	$(1,338)

	Bedford	Butter	Coatbridge	Dawson	Dewberry	Dolittle	Dorchester	Eastfair	Elevation	Elm

Balance at January 1, 2022	$-	$-	$(2,591)	$(1,519)	$75,690	$-	$-	$74,600	$(1,624)	$(861)
Membership contributions, net of issuance costs	103,855	137,859	111,730	93,203	-	112,713	-	(500)	106,933	69,199
Deemed contribution from (dividend to) Manager	1,023	-	-	-	-	-	-	-	-	-
Distributions	(1,355)	(4,188)	(3,406)	(2,853)	(3,790)	(3,209)	-	(3,521)	(3,268)	(2,135)
Net income (loss)	(4,568)	(15,428)	1,439	(2,921)	(1,215)	(6,180)	(1,558)	1,044	(629)	2,274
Balance at June 30, 2022 (unaudited)	$98,955	$118,243	$107,172	$85,909	$70,685	$103,325	$(1,558)	$71,623	$101,411	$68,477

	Folly	Forest	Greenhill	Hadden	Heron	Holloway	Kingsley	Lallie	Lennox	Limestone

Balance at January 1, 2022	$-	$(9,426)	$-	$-	$-	$130,068	$111,543	$142,753	$(1,881)	$(2,805)
Membership contributions, net of issuance costs	-	141,388	118,705	95,215	112,381	100	(500)	-	89,971	120,037
Deemed contribution from (dividend to) Manager	-	-	3,024	1,865	538	-	-	-	-	-
Distributions	-	(4,237)	(3,091)	(1,549)	(661)	(5,762)	(5,194)	(6,604)	(2,754)	(3,595)
Net income (loss)	(2,263)	407	(4,086)	(9,068)	(4,157)	481	(317)	517	934	(4,342)
Balance at June 30, 2022 (unaudited)	$(2,263)	$128,132	$114,551	$86,463	$108,101	$124,887	$105,532	$136,666	$86,270	$109,295

	Luna	Matchingham	Murphy	Olive	Osprey	Ridge	River	Roseberry	Shoreline	Spencer

Balance at January 1, 2022	$73,214	$-	$-	$(2,975)	$-	$(522)	$(2,177)	$116,448	$108,054	$116,356
Membership contributions, net of issuance costs	(500)	79,848	110,084	119,519	371,970	89,030	108,634	-	(100)	(500)
Deemed contribution from (dividend to) Manager	-	-	-	-	-	-	-	-	-	-
Distributions	(3,700)	(2,476)	(3,134)	(3,565)	-	(2,730)	(3,318)	(5,706)	(4,850)	(5,406)
Net income (loss)	437	549	(3,996)	1,521	(2,242)	426	228	(153)	(396)	(360)
Balance at June 30, 2022 (unaudited)	$69,451	$77,921	$102,954	$114,500	$369,728	$86,204	$103,367	$110,589	$102,708	$110,090

	Sugar	Summerset	Tuxford	Vernon	Westchester	Windsor	100	101	Abbington	Collier

Balance at January 1, 2022	$(2,904)	$97,623	$-	$-	$(292)	$134,771	$-	$-	$-	$-
Membership contributions, net of issuance costs	127,779	-	102,464	97,709	159,639	(500)	652,349	665,033	512,153	-
Deemed contribution from (dividend to) Manager	-	-	549	-	-	-	450	-	2,752	-
Distributions	(2,941)	(4,632)	(2,654)	(3,018)	(4,722)	(6,113)	(4,233)	-	(2,768)	-
Net income (loss)	(3,378)	(448)	(11,199)	(10,861)	294	467	(7,343)	(1,805)	(1,644)	(770)
Balance at June 30, 2022 (unaudited)	$118,556	$92,543	$89,160	$83,830	$154,918	$128,625	$641,223	$663,228	$510,492	$(770)

	Dunbar	Hines	Hollandaise	Jack	Johnny	June	Kirkwood	Lookout	McGregor	Pearl

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	213,788	272,916	140,374	155,481	557,458	615,532	98,854	214,162	327,129	577,658
Deemed contribution from (dividend to) Manager	300	-	8,681	1,506	-	-	690	-	475	-
Distributions	-	-	(1,480)	(1,651)	-	-	(582)	-	(2,122)	(3,124)
Net income (loss)	(1,470)	(1,724)	(9,523)	(9,450)	(5,325)	(5,378)	(4,545)	(1,193)	(4,318)	1,667
Balance at June 30, 2022 (unaudited)	$212,618	$271,192	$138,053	$145,886	$552,133	$610,154	$94,417	$212,969	$321,164	$576,201

	Point	Riverwalk	Roxy	Wescott	Wildwood	Consolidated

Balance at January 1, 2022	$-	$-	$-	$-	$-	$2,868,789
Membership contributions, net of issuance costs	144,818	-	122,171	158,815	134,048	19,795,358
Deemed contribution from (dividend to) Manager	1,669	-	1,148	454	741	59,891
Distributions	(850)	-	(718)	(896)	(752)	(355,319)
Net income (loss)	(5,876)	(1,914)	(5,447)	(1,446)	(3,282)	(635,040)
Balance at June 30, 2022 (unaudited)	$139,760	$(1,914)	$117,154	$156,927	$130,756	$21,733,680

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated

Balance at January 1, 2021	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	97,019	91,723	103,703	110,473	105,643	101,646	610,208
Distributions	(1,300)	(1,324)	(1,497)	(1,701)	(1,743)	(1,677)	(9,241)
Net income	380	152	412	467	577	763	2,751
Balance at June 30, 2021 (unaudited)	$96,099	$90,551	$102,618	$109,239	$104,477	$100,733	$603,718

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Apollo	Avebury	Chelsea	Clover	Dogwood	Gardens	Grove	Kawana	Lannister	Latte
Cash flows from operating activities:
Net income (loss)	$(2,228)	$(7,344)	$(6,283)	$(1,070)	$(820)	$(4,268)	$(4,844)	$(7,634)	$(8,692)	$(1,534)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	1,998	2,117	-	-	1,010	1,034	1,893	610	-
Amortization	10	25	26	-	-	15	16	24	9	-
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	(1,414)	(2,140)	(4,755)	(1,283)	(1,143)	(1,379)	(1,616)	(1,518)	(1,740)	(1,453)
Due from related party	(8,703)	(7,936)	(11,907)	-	-	-	(513)	(14,363)	(7,584)	-
Accrued expenses	1,748	3,251	4,572	2,013	1,103	2,219	2,487	3,772	8,297	1,341
Due to related party	10,303	10,066	15,743	340	860	2,239	2,361	8,258	8,814	1,646
Net cash provided by (used in) operating activities	(284)	(2,080)	(487)	-	-	(164)	(1,076)	(9,568)	(286)	(0)
Cash flows from financing activities:
Repayments of amounts due to related party	(86,787)	(119,585)	(133,395)	-	-	(103,457)	(87,612)	(113,044)	(84,807)	(396,579)
Net proceeds from the issuance of membership units	90,258	124,968	136,194	-	-	115,038	104,049	125,760	94,872	412,523
Distributions	(456)	(1,389)	(1,651)	-	-	(1,278)	(526)	(2,795)	(479)	-
Net cash provided by (used in) financing activities	3,015	3,994	1,148	-	-	10,303	15,912	9,921	9,586	15,944
Net change in cash and cash equivalents	2,731	1,914	661	-	-	10,139	14,836	353	9,300	15,944
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$2,731	$1,914	$661	$-	$-	$10,139	$14,836	$353	$9,300	$15,944

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$1,036	$2,775	$2,946	$-	$-	$1,801	$1,954	$2,860	$864	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$60,871	$89,978	$94,990	$332,453	$242,125	$85,783	$69,939	$85,121	$61,731	$367,463
Acquisition of property	$197,371	$292,978	$310,481	$332,453	$242,125	$222,283	$227,439	$277,621	$177,231	$367,463
Mortgage payable for acquisition of property	$136,500	$203,000	$215,492	$-	$-	$136,500	$157,500	$192,500	$115,500	$-
Offering expenses	$2,147	$3,005	$3,267	$-	$-	$2,327	$2,102	$2,994	$2,067	$8,349
Deemed contribution from (dividend to) Manager	$555	$1,027	$1,294	$-	$-	$180	$901	$373	$425	$-

	Louise	Madison	Peanut	Rosewood	Stonebriar	Tulip	Wisteria	Chaparral	Cupcake	Lierly
Cash flows from operating activities:
Net income (loss)	$(2,810)	$(2,455)	$(1,872)	$(8,856)	$(3,277)	$(6,711)	$(5,664)	$(1,325)	$695	$641
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,263	-	988	620	465	1,454	1,359	2,700	3,275	2,932
Amortization	18	8	15	12	10	20	19	79	61	96
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	(1,830)	(1,454)	(1,685)	(2,012)	(1,793)	(1,945)	(2,360)	331	445	396
Due from related party	-	(4,626)	(5,908)	(11,769)	(9,448)	(7,399)	(276)	-	4,007	-
Accrued expenses	2,947	2,655	886	6,546	2,293	3,216	2,738	2,985	3,316	3,723
Due to related party	11,881	6,119	6,981	14,202	10,955	16,950	2,850	5,107	(380)	3,794
Net cash provided by (used in) operating activities	11,469	247	(595)	(1,257)	(795)	5,585	(1,334)	9,877	11,419	11,582
Cash flows from financing activities:
Repayments of amounts due to related party	(116,697)	(127,544)	(93,100)	(117,200)	(95,422)	(137,410)	(114,141)	-	-	-
Net proceeds from the issuance of membership units	131,009	145,233	98,198	121,998	98,654	138,749	129,254	-	-	-
Distributions	(1,853)	(880)	(992)	(616)	(598)	(1,822)	(783)	(5,344)	(5,107)	(4,917)
Net cash provided by (used in) financing activities	12,459	16,809	4,106	4,182	2,634	(483)	14,330	(5,344)	(5,107)	(4,917)
Net change in cash and cash equivalents	23,928	17,056	3,511	2,925	1,839	5,102	12,996	4,533	6,312	6,665
Cash at beginning of period	-	-	-	-	-	-	-	13,754	6,540	15,054
Cash at end of period	$23,928	$17,056	$3,511	$2,925	$1,839	$5,102	$12,996	$18,287	$12,852	$21,719

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,322	$804	$1,419	$1,895	$1,347	$2,928	$2,574	$2,156	$2,753	$2,710

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$95,856	$104,860	$70,385	$83,722	$69,985	$98,059	$91,441	$-	$-	$-
Acquisition of property	$277,856	$207,360	$217,385	$272,722	$204,385	$319,959	$298,918	$-	$-	$-
Mortgage payable for acquisition of property	$182,000	$102,500	$147,000	$189,000	$134,400	$221,900	$207,477	$-	$-	$-
Offering expenses	$2,748	$2,934	$2,266	$2,908	$2,182	$3,328	$2,611	$-	$-	$-
Deemed contribution from (dividend to) Manager	$332	$489	$194	$399	$309	$293	$1,458	$-	$-	$-

	Malbec	Mojave	Patrick	Pecan	Pinot	Plumtree	Salem	Soapstone	Splash	Tuscan
Cash flows from operating activities:
Net income (loss)	$111	$181	$(1,743)	$551	$122	$484	$(531)	$23	$419	$270
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,388	3,525	2,886	2,863	4,429	2,768	4,387	3,000	2,978	4,439
Amortization	67	66	33	34	71	82	68	96	12	14
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	(413)	(300)	369	353	(290)	358	(290)	415	439	613
Due from related party	-	4,271	-	-	-	-	-	-	-	-
Accrued expenses	3,158	3,484	3,309	3,535	3,177	5,558	3,086	3,625	3,025	4,969
Due to related party	5,071	(782)	4,230	3,106	5,101	3,097	4,951	3,696	3,894	3,597
Net cash provided by (used in) operating activities	12,382	10,445	9,084	10,442	12,610	12,347	11,671	10,855	10,767	13,902
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-	-
Distributions	(6,479)	(5,449)	(4,976)	(5,025)	(6,534)	(6,202)	(6,782)	(4,701)	(5,260)	(8,270)
Net cash provided by (used in) financing activities	(6,479)	(5,449)	(4,976)	(5,025)	(6,534)	(6,202)	(6,782)	(4,701)	(5,260)	(8,270)
Net change in cash and cash equivalents	5,903	4,996	4,108	5,417	6,076	6,145	4,889	6,154	5,507	5,632
Cash at beginning of period	13,709	6,496	10,913	16,203	14,131	18,569	13,926	12,913	12,537	15,689
Cash at end of period	$19,612	$11,492	$15,021	$21,620	$20,207	$24,714	$18,815	$19,067	$18,044	$21,321

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,824	$2,947	$2,238	$2,332	$4,874	$2,297	$4,915	$2,650	$2,531	$3,751

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Mortgage payable for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Offering expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from (dividend to) Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

	Walton	Wentworth	Bandelier	Diablo	Rooney	Saint	Scepter	Terracotta	Baron	Burlington
Cash flows from operating activities:
Net income (loss)	$(1,625)	$18	$(11,788)	$(13,632)	$(18,401)	$(833)	$(8,508)	$(6,929)	$1,136	$2,085
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	3,417	4,170	3,571	4,422	2,536	3,238	1,262	-	-
Amortization	-	61	43	38	45	33	36	27	-	-
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	(1,995)	-	-	-	-
Prepaid expenses	(1,250)	897	(1,458)	(858)	(728)	(3,252)	(1,070)	(3,388)	(13)	(2,709)
Due from related party	-	4,143	-	(10,874)	-	-	-	(4,308)	-	(4,655)
Accrued expenses	2,413	3,446	3,777	11,385	3,794	3,452	2,908	3,433	6,024	6,419
Due to related party	462	(379)	3,526	13,760	3,771	7,065	3,412	8,038	(3,882)	2,579
Net cash provided by (used in) operating activities	-	11,603	(1,730)	3,390	(7,097)	7,006	16	(1,865)	3,265	3,719
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	(129,750)	(128,520)	(137,700)	(130,508)	(103,500)	(120,996)	(615,172)	(705,121)
Net proceeds from the issuance of membership units	-	-	146,233	127,710	154,806	146,431	116,394	138,224	646,450	736,332
Distributions	-	(6,269)	(2,954)	(2,580)	(3,440)	(2,514)	(2,351)	(1,536)	(3,265)	(3,719)
Net cash provided by (used in) financing activities	-	(6,269)	13,529	(3,390)	13,666	13,408	10,543	15,692	28,013	27,492
Net change in cash and cash equivalents	-	5,334	11,799	-	6,569	20,414	10,559	13,827	31,278	31,211
Cash at beginning of period	-	6,607	-	-	101	-	-	-	-	-
Cash at end of period	$-	$11,941	$11,799	$-	$6,670	$20,414	$10,559	$13,827	$31,278	$31,211

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$508	$3,068	$4,746	$4,029	$5,018	$3,879	$3,662	$3,474	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$75,167	$-	$-	$-	$-	$108,791	$-	$97,798	$582,719	$653,831
Acquisition of property	$302,367	$-	$-	$-	$-	$320,783	$-	$320,398	$582,719	$653,831
Mortgage payable for acquisition of property	$227,200	$-	$-	$-	$-	$211,992	$-	$222,600	$-	$-
Offering expenses	$-	$-	$2,950	$2,890	$3,130	$2,958	$2,360	$2,796	$13,062	$14,881
Deemed contribution from (dividend to) Manager	$-	$-	$-	$-	$-	$(150)	$-	$6,599	$(2,500)	$(3,500)

	Ensenada	Jake	Lily	McLovin	Nugget	Odessa	Oly	Pioneer	Ritter	Saddlebred
Cash flows from operating activities:
Net income (loss)	$(10,495)	$(1,899)	$(21,114)	$(13,421)	$(1,484)	$(17,345)	$(7,047)	$(3,123)	$(608)	$(43,296)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	6,666	-	6,920	6,219	-	7,332	6,267	1,307	-	7,642
Amortization	62	-	51	58	-	59	59	-	-	54
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	-	(2,895)	-	-	-
Prepaid expenses	(1,364)	(2,334)	(2,763)	(5,858)	(141)	(1,914)	(2,250)	(227)	(2,051)	(1,722)
Due from related party	-	(2,139)	-	-	(2,233)	-	-	-	(876)	-
Accrued expenses	4,800	3,817	6,035	4,335	6,428	5,464	5,315	2,693	2,147	4,719
Due to related party	6,067	2,555	4,101	5,089	623	5,472	8,086	(650)	1,388	22,882
Net cash provided by (used in) operating activities	5,736	-	(6,770)	(3,578)	3,193	(932)	7,535	-	-	(9,721)
Cash flows from financing activities:
Repayments of amounts due to related party	(205,020)	(640,306)	(185,540)	(191,830)	(606,642)	(195,480)	(192,990)	(620,666)	(548,916)	(173,860)
Net proceeds from the issuance of membership units	229,373	657,172	239,624	217,691	632,125	216,686	216,226	648,480	574,972	195,847
Distributions	(5,097)	-	(5,342)	(4,838)	(3,193)	(4,821)	(4,805)	-	-	(4,358)
Net cash provided by (used in) financing activities	19,256	16,866	48,743	21,024	22,290	16,385	18,431	27,814	26,056	17,629
Net change in cash and cash equivalents	24,992	16,866	41,973	17,446	25,483	15,453	25,966	27,814	26,056	7,908
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$24,992	$16,866	$41,973	$17,446	$25,483	$15,453	$25,966	$27,814	$26,056	$7,908

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$7,594	$-	$6,036	$7,121	$-	$7,256	$7,133	$-	$-	$6,442

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$593,485	$-	$-	$564,188	$-	$-	$590,263	$508,362	$-
Acquisition of property	$-	$593,485	$-	$-	$564,188	$-	$-	$590,263	$508,362	$-
Mortgage payable for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Offering expenses	$4,640	$13,526	$4,880	$4,400	$12,782	$4,410	$4,380	$13,116	$11,616	$3,970
Deemed contribution from (dividend to) Manager	$-	$-	$-	$-	$-	$-	$-	$-	$(1,000)	$-

	Delta	Emporia	Grant	Heritage	Holcomb	Kennesaw	Lanier	Lovejoy	Magnolia	Mammoth
Cash flows from operating activities:
Net income (loss)	$(10,646)	$(7,569)	$(10,967)	$(5,618)	$(2,171)	$(2,146)	$(5,068)	$(9,238)	$(4,109)	$(6,166)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,099	3,188	4,451	667	-	973	866	2,005	575	1,562
Amortization	34	36	45	13	-	-	15	25	24	21
Changes in assets and liabilities:
Accounts receivable	(3,535)	(4,590)	-	(534)	-	-	-	-	-	-
Prepaid expenses	(2,861)	(4,043)	(1,438)	(3,134)	(2,200)	(1,885)	(3,444)	(2,968)	(2,201)	(1,866)
Due from related party	-	(5,664)	-	(5,476)	-	(240)	-	(3,929)	(10,319)	-
Accrued expenses	5,697	4,454	4,474	3,721	3,104	1,976	2,642	5,531	2,565	2,078
Due to related party	(11,320)	12,728	4,072	8,768	607	1,323	3,430	8,532	11,899	2,823
Net cash provided by (used in) operating activities	(19,532)	(1,460)	637	(1,593)	(660)	1	(1,559)	(42)	(1,566)	(1,548)
Cash flows from financing activities:
Repayments of amounts due to related party	(108,020)	(139,789)	(139,500)	(116,762)	(383,110)	(461,384)	(140,251)	(117,250)	(108,430)	(126,617)
Net proceeds from the issuance of membership units	143,629	151,054	161,469	126,176	405,425	479,309	166,389	126,977	113,622	147,371
Distributions	(2,902)	(3,052)	(3,914)	(637)	-	-	(840)	(2,565)	(574)	(744)
Net cash provided by (used in) financing activities	32,708	8,214	18,055	8,776	22,315	17,925	25,298	7,162	4,618	20,010
Net change in cash and cash equivalents	13,176	6,754	18,692	7,183	21,655	17,925	23,739	7,120	3,052	18,462
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$13,176	$6,754	$18,692	$7,183	$21,655	$17,925	$23,739	$7,120	$3,052	$18,462

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,857	$4,088	$5,017	$2,116	$-	$-	$2,925	$3,761	$1,777	$2,889

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$116,854	$109,415	$-	$90,356	$357,651	$428,008	$116,975	$91,484	$77,920	$105,608
Acquisition of property	$343,654	$354,415	$-	$293,356	$357,651	$428,008	$380,875	$296,584	$252,920	$343,608
Mortgage payable for acquisition of property	$226,800	$245,000	$-	$203,000	$-	$-	$263,900	$205,100	$175,000	$238,000
Offering expenses	$2,910	$3,629	$3,285	$3,022	$8,190	$9,764	$3,361	$3,050	$2,708	$2,977
Deemed contribution from (dividend to) Manager	$4,513	$6,066	$-	$3,127	$-	$-	$886	$3,802	$1,777	$1,568

	Otoro	Reynolds	Swift	Wave	Amber	Centennial	Collinston	Davidson	Holland	Jupiter
Cash flows from operating activities:
Net income (loss)	$(10,379)	$(1,427)	$(3,651)	$(5,562)	$(9,208)	$(3,069)	$(15,327)	$(11,312)	$(16,347)	$(12,421)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,953	-	787	2,307	4,208	3,918	2,906	2,909	2,909	2,906
Amortization	23	-	-	27	38	44	30	31	31	30
Changes in assets and liabilities:
Accounts receivable	-	-	-	(779)	-	-	-	-	-	-
Prepaid expenses	(3,906)	(1,848)	-	(3,011)	(1,583)	(1,099)	(447)	(640)	(598)	(1,254)
Due from related party	(4,518)	(579)	(925)	-	-	1,595	-	-	(3,556)	-
Accrued expenses	4,142	2,547	4,795	3,372	2,908	2,066	3,110	2,488	7,056	1,804
Due to related party	10,772	1,308	1,764	2,530	2,159	3,728	8,126	5,244	8,455	6,480
Net cash provided by (used in) operating activities	(1,913)	1	2,770	(1,116)	(1,478)	7,183	(1,602)	(1,280)	(2,050)	(2,455)
Cash flows from financing activities:
Repayments of amounts due to related party	(157,124)	(466,695)	(373,703)	(124,337)	(131,580)	-	(92,180)	(81,750)	(92,470)	(94,240)
Net proceeds from the issuance of membership units	169,943	485,843	391,674	141,699	143,575	-	101,539	91,516	102,128	104,178
Distributions	(2,060)	-	(2,769)	(2,863)	(2,615)	(4,259)	(1,851)	(1,664)	(1,857)	(1,894)
Net cash provided by (used in) financing activities	10,759	19,148	15,201	14,499	9,380	(4,259)	7,509	8,102	7,802	8,044
Net change in cash and cash equivalents	8,846	19,148	17,971	13,383	7,902	2,924	5,907	6,822	5,752	5,589
Cash at beginning of period	-	-	-	-	122	9,856	-	-	1,110	-
Cash at end of period	$8,846	$19,148	$17,971	$13,383	$8,024	$12,780	$5,907	$6,822	$6,862	$5,589

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,984	$-	$-	$3,327	$4,136	$4,394	$2,644	$2,848	$2,848	$3,232

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$121,371	$433,033	$346,375	$113,362	$-	$-	$-	$-	$-	$-
Acquisition of property	$395,771	$433,033	$346,375	$337,362	$-	$-	$-	$-	$-	$-
Mortgage payable for acquisition of property	$274,400	$-	$-	$224,000	$-	$-	$-	$-	$-	$-
Offering expenses	$4,084	$9,855	$7,913	$2,867	$2,930	$-	$2,060	$1,850	$2,070	$2,110
Deemed contribution from (dividend to) Manager	$965	$-	$870	$2,774	$-	$-	$-	$-	$-	$-

	KerriAnn	Meadow	Ribbonwalk	Saturn	Sigma	Weldon	Badminton	Basil	Bayside	Bazzel
Cash flows from operating activities:
Net income (loss)	$(13,430)	$(10,657)	$(15,484)	$(8,382)	$(19,987)	$(11,415)	$850	$487	$1,023	$(1,338)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,686	4,410	4,395	3,200	5,327	2,906	3,505	2,777	3,525	568
Amortization	44	39	41	30	46	30	42	34	40	-
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	(1,254)	(1,044)	251	(456)	(2,396)	1,112	(2,683)	(287)	(977)	(1,261)
Due from related party	-	(5,990)	-	-	-	-	-	-	-	-
Accrued expenses	5,126	3,341	6,312	1,372	33,373	1,855	4,694	768	3,256	1,357
Due to related party	4,944	8,347	3,075	1,979	10,447	5,374	3,957	4,466	2,633	674
Net cash provided by (used in) operating activities	116	(1,554)	(1,410)	(2,257)	26,810	(138)	10,365	8,245	9,500	-
Cash flows from financing activities:
Repayments of amounts due to related party	(127,220)	(143,670)	(120,650)	(94,250)	(144,570)	(92,180)	-	-	(111,350)	-
Net proceeds from the issuance of membership units	144,590	156,771	137,452	103,990	161,320	102,039	-	-	121,820	-
Distributions	(2,921)	(2,855)	(2,499)	(1,891)	(3,269)	(1,855)	(4,479)	(3,730)	(3,199)	-
Net cash provided by (used in) financing activities	14,449	10,246	14,302	7,849	13,481	8,004	(4,479)	(3,730)	7,270	-
Net change in cash and cash equivalents	14,564	8,692	12,892	5,592	40,291	7,866	5,886	4,515	16,770	-
Cash at beginning of period	209	-	-	77	-	-	10,370	7,938	3,337	-
Cash at end of period	$14,773	$8,692	$12,892	$5,669	$40,291	$7,866	$16,256	$12,453	$20,107	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,611	$4,164	$4,339	$3,232	$4,394	$2,644	$4,028	$3,044	$3,833	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$91,863	$269,468
Acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$257,613	$269,468
Mortgage payable for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$165,750	$-
Offering expenses	$2,930	$3,180	$2,780	$2,110	$3,280	$2,060	$-	$-	$2,460	$-
Deemed contribution from (dividend to) Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

	Bedford	Butter	Coatbridge	Dawson	Dewberry	Dolittle	Dorchester	Eastfair	Elevation	Elm
Cash flows from operating activities:
Net income (loss)	$(4,568)	$(15,428)	$1,439	$(2,921)	$(1,215)	$(6,180)	$(1,558)	$1,044	$(629)	$2,274
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,924	5,190	3,730	3,114	2,613	4,221	788	2,956	3,657	2,300
Amortization	25	45	42	37	33	38	-	38	34	26
Changes in assets and liabilities:
Accounts receivable	-	-	(2,614)	(339)	(2,140)	-	-	-	520	(595)
Prepaid expenses	(2,028)	(1,911)	(1,475)	(566)	(438)	(613)	(1,573)	(411)	(2,184)	(772)
Due from related party	-	-	-	-	1,305	-	-	-	-	-
Accrued expenses	2,209	5,662	3,435	2,652	2,192	3,107	1,829	1,044	4,383	1,873
Due to related party	2,802	4,362	3,709	1,952	1,031	3,297	514	3,824	1,833	1,860
Net cash provided by (used in) operating activities	364	(2,080)	8,266	3,929	3,381	3,870	-	8,495	7,614	6,966
Cash flows from financing activities:
Repayments of amounts due to related party	(106,433)	(141,040)	(117,610)	(98,950)	-	(117,160)	-	-	(114,290)	(72,810)
Net proceeds from the issuance of membership units	121,938	159,459	129,690	108,643	-	132,353	-	-	124,453	81,279
Distributions	(1,355)	(4,188)	(3,406)	(2,853)	(3,790)	(3,209)	-	(3,521)	(3,268)	(2,135)
Net cash provided by (used in) financing activities	14,150	14,231	8,674	6,839	(3,790)	11,985	-	(3,521)	6,894	6,334
Net change in cash and cash equivalents	14,514	12,151	16,940	10,768	(409)	15,855	-	4,974	14,508	13,300
Cash at beginning of period	-	-	1,460	4,852	5,617	-	-	10,835	776	477
Cash at end of period	$14,514	$12,151	$18,400	$15,620	$5,208	$15,855	$-	$15,809	$15,284	$13,777

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,552	$5,085	$4,058	$3,382	$2,803	$4,022	$-	$3,468	$3,983	$2,480

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$86,138	$118,132	$97,145	$81,298	$-	$-	$346,640	$-	$-	$-
Acquisition of property	$282,138	$380,558	$272,645	$227,548	$-	$-	$346,640	$-	$-	$-
Mortgage payable for acquisition of property	$196,000	$262,426	$175,500	$146,250	$-	$-	$-	$-	$-	$-
Offering expenses	$2,463	$3,220	$2,620	$2,200	$-	$2,680	$-	$-	$2,520	$1,640
Deemed contribution from (dividend to) Manager	$1,023	$-	$-	$-	$-	$-	$-	$-	$-	$-

	Folly	Forest	Greenhill	Hadden	Heron	Holloway	Kingsley	Lallie	Lennox	Limestone
Cash flows from operating activities:
Net income (loss)	$(2,263)	$407	$(4,086)	$(9,068)	$(4,157)	$481	$(317)	$517	$934	$(4,342)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	713	4,823	3,006	2,036	657	4,672	4,290	5,115	2,978	4,023
Amortization	-	41	34	25	13	49	48	53	36	38
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	(405)	(440)	-	-	(1,881)
Prepaid expenses	(1,701)	(789)	(3,493)	(1,322)	(1,774)	(709)	(1,537)	(2,759)	489	892
Due from related party	-	-	-	(917)	(16,985)	-	41	-	-	(8,923)
Accrued expenses	1,430	2,005	3,384	5,601	1,894	1,110	(752)	2,339	2,453	3,280
Due to related party	1,821	3,075	3,413	2,862	19,054	7,329	8,147	5,812	1,995	11,528
Net cash provided by (used in) operating activities	-	9,562	2,258	(783)	(1,298)	12,527	9,480	11,077	8,885	4,615
Cash flows from financing activities:
Repayments of amounts due to related party	-	(147,400)	(124,400)	(95,579)	(127,527)	-	-	-	(94,830)	(124,390)
Net proceeds from the issuance of membership units	-	161,068	139,105	109,524	130,848	-	-	-	104,871	136,897
Distributions	-	(4,237)	(3,091)	(1,549)	(661)	(5,762)	(5,194)	(6,604)	(2,754)	(3,595)
Net cash provided by (used in) financing activities	-	9,431	11,614	12,396	2,660	(5,762)	(5,194)	(6,604)	7,287	8,912
Net change in cash and cash equivalents	-	18,993	13,872	11,613	1,362	6,765	4,286	4,473	16,172	13,527
Cash at beginning of period	-	-	-	-	-	11,032	12,813	14,420	4,431	-
Cash at end of period	$-	$18,993	$13,872	$11,613	$1,362	$17,797	$17,099	$18,893	$20,603	$13,527

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$5,261	$4,193	$2,333	$1,855	$5,111	$4,972	$5,561	$3,231	$3,652

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$313,570	$-	$101,074	$78,447	$88,287	$-	$-	$-	$-	$-
Acquisition of property	$313,570	$-	$328,858	$221,947	$289,187	$-	$-	$-	$-	$-
Mortgage payable for acquisition of property	$-	$-	$227,784	$143,500	$200,900	$-	$-	$-	$-	$-
Offering expenses	$-	$3,260	$2,810	$2,219	$3,097	$-	$-	$-	$2,120	$2,770
Deemed contribution from (dividend to) Manager	$-	$-	$3,024	$1,865	$538	$-	$-	$-	$-	$-

	Luna	Matchingham	Murphy	Olive	Osprey	Ridge	River	Roseberry	Shoreline	Spencer
Cash flows from operating activities:
Net income (loss)	$437	$549	$(3,996)	$1,521	$(2,242)	$426	$228	$(153)	$(396)	$(360)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,956	2,913	4,085	3,184	-	2,992	3,662	4,513	4,260	4,157
Amortization	38	31	38	34	-	36	34	39	48	45
Changes in assets and liabilities:
Accounts receivable	-	-	-	(179)	-	-	-	(1,645)	-	-
Prepaid expenses	(423)	492	(1,000)	(1,101)	(1,493)	(595)	(337)	2,396	(287)	(818)
Due from related party	981	-	-	-	(1,767)	-	-	-	1,428	802
Accrued expenses	940	2,773	3,069	1,098	(2,873)	2,571	3,117	3,832	1,335	1,834
Due to related party	3,098	2,943	3,240	4,777	8,375	5,366	2,404	3,832	3,981	4,556
Net cash provided by (used in) operating activities	8,027	9,701	5,436	9,334	(0)	10,796	9,108	12,814	10,369	10,216
Cash flows from financing activities:
Repayments of amounts due to related party	-	(82,380)	(114,190)	(124,840)	(381,422)	(95,210)	(115,070)	-	-	-
Net proceeds from the issuance of membership units	-	94,278	129,274	135,749	398,762	103,950	126,274	-	-	-
Distributions	(3,700)	(2,476)	(3,134)	(3,565)	-	(2,730)	(3,318)	(5,706)	(4,850)	(5,406)
Net cash provided by (used in) financing activities	(3,700)	9,422	11,950	7,344	17,340	6,010	7,886	(5,706)	(4,850)	(5,406)
Net change in cash and cash equivalents	4,327	19,123	17,386	16,678	17,340	16,806	16,994	7,108	5,519	4,810
Cash at beginning of period	9,299	86	-	-	-	677	2,390	2,749	8,882	10,725
Cash at end of period	$13,626	$19,209	$17,386	$16,678	$17,340	$17,483	$19,384	$9,857	$14,401	$15,535

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,468	$2,836	$4,016	$2,916	$-	$3,247	$3,983	$4,885	$4,900	$4,509

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$352,002	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$352,002	$-	$-	$-	$-	$-
Mortgage payable for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Offering expenses	$-	$1,900	$2,610	$2,750	$8,092	$2,110	$2,550	$-	$-	$-
Deemed contribution from (dividend to) Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

	Sugar	Summerset	Tuxford	Vernon	Westchester	Windsor	100	101	Abbington	Collier
Cash flows from operating activities:
Net income (loss)	$(3,378)	$(448)	$(11,199)	$(10,861)	$294	$467	$(7,343)	$(1,805)	$(1,644)	$(770)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,279	3,505	1,801	3,619	4,687	4,809	1,407	-	-	-
Amortization	46	40	23	35	46	50	-	-	-	-
Changes in assets and liabilities:
Accounts receivable	-	(390)	-	-	-	-	-	-	-	-
Prepaid expenses	(632)	(633)	(8,492)	(1,094)	(1,441)	1,837	-	(2,342)	-	(1,388)
Due from related party	-	-	(1,875)	-	-	-	(3,752)	(1,814)	(4,695)	-
Accrued expenses	2,907	2,343	(5,611)	3,060	4,416	3,459	(12,424)	(2,491)	(5,709)	(1,263)
Due to related party	2,330	4,018	17,091	4,200	3,527	4,937	29,583	8,452	18,081	3,421
Net cash provided by (used in) operating activities	5,552	8,435	(8,262)	(1,041)	11,529	15,559	7,471	(0)	6,033	-
Cash flows from financing activities:
Repayments of amounts due to related party	(131,810)	-	(108,090)	(101,380)	(166,300)	-	(669,676)	(690,379)	(522,501)	-
Net proceeds from the issuance of membership units	145,589	-	119,434	114,929	179,309	-	698,445	712,562	548,114	-
Distributions	(2,941)	(4,632)	(2,654)	(3,018)	(4,722)	(6,113)	(4,233)	-	(2,768)	-
Net cash provided by (used in) financing activities	10,838	(4,632)	8,690	10,531	8,286	(6,113)	24,536	22,183	22,844	-
Net change in cash and cash equivalents	16,390	3,803	428	9,490	19,815	9,446	32,007	22,183	28,877	-
Cash at beginning of period	3,105	8,216	-	-	1,483	12,404	-	-	-	-
Cash at end of period	$19,495	$12,019	$428	$9,490	$21,298	$21,850	$32,007	$22,183	$28,877	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,660	$3,833	$2,690	$3,523	$4,599	$5,261	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$85,606	$-	$-	$-	$619,296	$639,380	$482,364	$357,769
Acquisition of property	$-	$-	$264,106	$-	$-	$-	$619,296	$639,380	$482,364	$357,769
Mortgage payable for acquisition of property	$-	$-	$178,500	$-	$-	$-	$-	$-	$-	$-
Offering expenses	$2,940	$-	$2,750	$2,330	$3,640	$-	$14,116	$14,529	$11,081	$-
Deemed contribution from (dividend to) Manager	$-	$-	$549	$-	$-	$-	$450	$-	$2,752	$-

	Dunbar	Hines	Hollandaise	Jack	Johnny	June	Kirkwood	Lookout	McGregor	Pearl
Cash flows from operating activities:
Net income (loss)	$(1,470)	$(1,724)	$(9,523)	$(9,450)	$(5,325)	$(5,378)	$(4,545)	$(1,193)	$(4,318)	$1,667
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	-	2,514	1,900	1,341	1,341	599	-	689	-
Amortization	-	-	30	24	-	-	12	-	-	-
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	(1,366)	(1,019)	(2,462)	(4,083)	(2,131)	(2,131)	(2,332)	(1,254)	-	(2,263)
Due from related party	-	(1,596)	(7,122)	(9,450)	-	-	(11,213)	-	(3,454)	(1,510)
Accrued expenses	(1,606)	(2,099)	(2,971)	(3,162)	(1,246)	(1,415)	(2,538)	(1,529)	(4,919)	(6,589)
Due to related party	4,442	6,438	9,008	34,256	7,361	7,583	18,270	3,977	13,228	16,396
Net cash provided by (used in) operating activities	0	(0)	(10,526)	10,035	(0)	0	(1,747)	1	1,226	7,701
Cash flows from financing activities:
Repayments of amounts due to related party	(200,000)	(279,041)	(139,282)	(183,404)	-	-	(112,490)	(200,000)	(328,935)	(593,964)
Net proceeds from the issuance of membership units	238,125	292,317	162,766	181,655	601,306	659,380	115,305	240,026	350,143	618,522
Distributions	-	-	(1,480)	(1,651)	-	-	(582)	-	(2,122)	(3,124)
Net cash provided by (used in) financing activities	38,125	13,276	22,004	(3,400)	601,306	659,380	2,233	40,026	19,087	21,434
Net change in cash and cash equivalents	38,125	13,276	11,478	6,635	601,306	659,380	486	40,026	20,313	29,135
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$38,125	$13,276	$11,478	$6,635	$601,306	$659,380	$486	$40,026	$20,313	$29,135

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$3,554	$3,555	$2,367	$2,367	$1,681	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$324,859	$257,400	$113,236	$128,290	$126,889	$126,889	$81,419	$347,707	$303,005	$549,882
Acquisition of property	$324,859	$257,400	$368,736	$417,918	$590,089	$590,089	$263,419	$347,707	$303,005	$549,882
Mortgage payable for acquisition of property	$-	$-	$255,500	$289,629	$463,200	$463,200	$182,000	$-	$-	$-
Offering expenses	$7,467	$5,931	$3,292	$4,354	$13,358	$13,358	$2,761	$7,984	$7,075	$12,514
Deemed contribution from (dividend to) Manager	$300	$-	$8,681	$1,506	$-	$-	$690	$-	$475	$-

	Point	Riverwalk	Roxy	Wescott	Wildwood	Consolidated
Cash flows from operating activities:
Net income (loss)	$(5,876)	$(1,914)	$(5,447)	$(1,446)	$(3,282)	$(635,040)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	875	905	747	-	505	332,889
Amortization	15	-	13	10	16	3,803
Changes in assets and liabilities:
Accounts receivable	-	-	-	-	-	(24,436)
Prepaid expenses	(4,003)	(1,517)	(2,546)	(2,893)	(2,328)	(187,321)
Due from related party	(296)	-	-	(5,831)	-	(219,340)
Accrued expenses	(3,446)	(1,720)	(2,067)	(2,635)	(2,050)	341,343
Due to related party	11,526	4,246	6,910	13,691	5,631	799,729
Net cash provided by (used in) operating activities	(1,205)	-	(2,390)	896	(1,508)	411,630
Cash flows from financing activities:
Repayments of amounts due to related party	(146,511)	-	(125,013)	(169,883)	(130,628)	(19,243,196)
Net proceeds from the issuance of membership units	168,359	-	142,194	177,388	148,886	22,032,198
Distributions	(850)	-	(718)	(896)	(752)	(355,319)
Net cash provided by (used in) financing activities	20,998	-	16,463	6,609	17,506	2,433,683
Net change in cash and cash equivalents	19,793	-	14,073	7,505	15,998	2,845,313
Cash at beginning of period	-	-	-	-	-	336,890
Cash at end of period	$19,793	$-	$14,073	$7,505	$15,998	$3,182,203

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,039	$-	$2,444	$454	$1,110	$373,500

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$117,247	$398,005	$107,969	$139,868	$112,303	$15,831,218
Acquisition of property	$384,997	$398,005	$328,469	$276,118	$222,303	$24,974,116
Mortgage payable for acquisition of property	$267,750	$-	$220,500	$136,250	$110,000	$9,142,898
Offering expenses	$3,401	$-	$2,873	$4,033	$3,008	$461,842
Deemed contribution from (dividend to) Manager	$1,669	$-	$1,148	$454	$741	$59,891

See the accompanying to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Cash flows from operating activities:
Net income	$380	$152	$412	$467	$577	$763	$2,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,500	1,466	1,431	1,443	1,384	1,350	8,574
Amortization	48	48	17	17	41	39	210
Changes in operating assets and liabilities:
Prepaid expenses	(983)	(935)	(836)	(840)	(846)	(784)	(5,224)
Due from related party	(6,387)	(6,133)	-	-	(241)	-	(12,761)
Accrued expenses	4,046	3,917	2,625	2,294	2,448	734	16,065
Due to related party	(1)	-	2,391	1,808	(1)	1,274	5,473
Net cash provided by (used in) operating activities	(1,396)	(1,485)	6,040	5,191	3,363	3,377	15,087
Cash flows from financing activities:
Net proceeds from loans	126,334	129,177	112,449	106,569	109,506	102,732	686,767
Repayments of related party notes	(220,000)	(215,000)	(208,495)	(210,205)	(202,950)	(197,965)	(1,254,615)
Net proceeds from the issuance of membership units	99,020	93,614	105,841	112,751	107,821	103,742	622,789
Net cash provided by financing activities	5,354	7,791	9,795	9,115	14,377	8,509	54,941
Net change in cash and cash equivalents	3,958	6,305	15,834	14,305	17,740	11,887	70,029
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$3,958	$6,305	$15,834	$14,305	$17,740	$11,887	$70,029

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$442	$452	$389	$373	$383	$359	$2,397

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment with related party notes payable	$220,000	$215,000	$208,495	$210,205	$202,950	$197,965	$1,254,615
Capitalized title fees	$-	$-	$1,067	$1,066	$-	$-	$2,133
Security deposits	$1,600	$-	$1,450	$1,500	$1,450	$1,450	$7,450
Offering expenses	$2,000	$1,891	$2,138	$2,278	$2,178	$2,096	$12,582
Distributions	$1,300	$1,324	$1,497	$1,701	$1,743	$1,677	$9,241

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes, LLC, a Delaware series limited liability company, was formed in July 2020 to permit public investment in specific single-family rental homes. We believe people should have the freedom to move to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived Homes platform, becoming part owners of the homes they’re living in at that time. By investing together, we align incentives towards creating value for everyone.

Each series listed in the Series Offering Table was formed for the sole purpose of purchasing a single-family rental property.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Homes Series 100	Arrived TN 100, LLC	3/10/2022	4/29/2022
Arrived Homes Series 101	Arrived TN 101, LLC	5/11/2022	5/31/2022
Arrived Homes Series Abbington	Arrived TN Abbington, LLC	5/3/2022	5/12/2022
Arrived Homes Series Amber	Arrived NC Amber, LLC	9/2/2021	9/30/2021
Arrived Homes Series Apollo	Arrived Homes Series Apollo, a series of Arrived Homes, LLC	4/18/2022	5/6/2022
Arrived Homes Series Avebury	Arrived AL Avebury, LLC	2/4/2022	2/23/2022
Arrived Homes Series Badminton	Arrived SC Badminton, LLC	5/25/2021	6/18/2021
Arrived Homes Series Bandelier	Arrived AZ Bandelier, LLC	9/20/2021	10/27/2021
Arrived Homes Series Baron	Arrived CO Baron, LLC	4/27/2022	5/10/2022
Arrived Homes Series Basil	Arrived SC Basil, LLC	5/27/2021	6/25/2021
Arrived Homes Series Bayside	Arrived SC Bayside, LLC	6/17/2021	7/16/2021
Arrived Homes Series Bazzel	Arrived SC Bazzel, LLC	5/13/2022	6/10/2022
Arrived Homes Series Bedford	Arrived SC Bedford, LLC	12/29/2021	2/28/2022
Arrived Homes Series Burlington	Arrived CO Burlington, LLC	5/2/2022	5/12/2022
Arrived Homes Series Butter	Arrived SC Butter, LLC	9/2/2021	11/18/2021
Arrived Homes Series Centennial	Arrived NC Centennial LLC	5/25/2021	6/4/2021
Arrived Homes Series Chaparral	Arrived AR Chaparral, LLC	1/12/2021	1/14/2021
Arrived Homes Series Chelsea	Arrived AL Chelsea, LLC	2/4/2022	2/24/2022
Arrived Homes Series Clover	Arrived Homes Series Clover, a series of Arrived Homes, LLC	5/25/2022	6/6/2022
Arrived Homes Series Coatbridge	Arrived SC Coatbridge, LLC	6/16/2021	7/1/2021
Arrived Homes Series Collier	Arrived TN Collier, LLC	6/1/2022	6/17/2022
Arrived Homes Series Collinston	Arrived NC Collinston, LLC	8/2/2021	9/17/2021
Arrived Homes Series Cupcake	Arrived AR Cupcake LLC	1/3/2022	9/24/2021
Arrived Homes Series Davidson	Arrived NC Davidson LLC	7/23/2021	10/1/2021
Arrived Homes Series Dawson	Arrived SC Dawson, LLC	6/16/2021	7/6/2021
Arrived Homes Series Delta	Arrived GA Delta, LLC	1/3/2022	1/26/2022
Arrived Homes Series Dewberry	Arrived SC Dewberry, LLC	5/27/2021	6/29/2021
Arrived Homes Series Diablo	Arrived AZ Diablo, LLC	7/7/2021	12/27/2021
Arrived Homes Series Dogwood	Arrived Homes Series Dogwood, a series of Arrived Homes, LLC	5/27/2022	6/6/2022
Arrived Homes Series Dolittle	Arrived SC Dolittle, LLC	9/2/2021	11/10/2021
Arrived Homes Series Dorchester	Arrived SC Dorchester, LLC	6/1/2022	6/10/2022
Arrived Homes Series Dunbar	Arrived TN Dunbar, LLC	5/20/2022	5/31/2022
Arrived Homes Series Eastfair	Arrived SC Eastfair, LLC	5/25/2021	6/9/2021
Arrived Homes Series Elevation	Arrived SC Elevation, LLC	7/7/2021	7/21/2021
Arrived Homes Series Elm	Arrived SC Elm, LLC	6/17/2021	8/16/2021
Arrived Homes Series Emporia	Arrived GA Emporia, LLC	1/10/2022	1/27/2022

Arrived Homes Series Ensenada	Arrived CO Ensenada, LLC	1/3/2022	10/15/2021
Arrived Homes Series Folly	Arrived SC Folly, LLC	6/1/2022	6/8/2022
Arrived Homes Series Forest	Arrived SC Forest, LLC	6/30/2021	7/26/2021
Arrived Homes Series Gardens	Arrived Homes Series Gardens, a series of Arrived Homes, LLC	3/4/2022	3/23/2022
Arrived Homes Series Grant	Arrived GA Grant, LLC	10/1/2021	10/29/2021
Arrived Homes Series Greenhill	Arrived SC Greenhill, LLC	11/18/2021	1/11/2022
Arrived Homes Series Grove	Arrived Homes Series Grove, a series of Arrived Homes, LLC	3/10/2022	3/29/2022
Arrived Homes Series Hadden	Arrived SC Hadden, LLC	1/3/2022	1/31/2022
Arrived Homes Series Heritage	Arrived Homes Series Heritage, a series of Arrived Homes, LLC	3/22/2022	4/13/2022
Arrived Homes Series Heron	Arrived SC Heron, LLC	3/25/2022	4/22/2022
Arrived Homes Series Hines	Arrived TN Hines, LLC	5/19/2022	5/27/2022
Arrived Homes Series Holcomb	Arrived Homes Series Holcomb, a series of Arrived Homes, LLC	5/2/2022	5/27/2022
Arrived Homes Series Holland	Arrived NC Holland LLC	7/21/2021	9/29/2021
Arrived Homes Series Hollandaise	Arrived TN Hollandaise, LLC	1/20/2022	2/3/2022
Arrived Homes Series Holloway	Arrived SC Holloway, LLC	5/25/2021	6/16/2021
Arrived Homes Series Jack	Arrived Homes Series Jack, a series of Arrived Homes, LLC	2/23/2022	3/22/2022
Arrived Homes Series Jake	Arrived CO Jake, LLC	5/11/2022	5/24/2022
Arrived Homes Series Johnny	Arrived TN Johnny, LLC	5/11/2022	6/15/2022
Arrived Homes Series June	Arrived TN June, LLC	5/11/2022	6/15/2022
Arrived Homes Series Jupiter	Arrived NC Jupiter LLC	7/22/2021	9/14/2021
Arrived Homes Series Kawana	Arrived AL Kawana, LLC	11/4/2020	2/11/2022
Arrived Homes Series Kennesaw	Arrived Homes Series Kennesaw, a series of Arrived Homes, LLC	5/18/2022	6/9/2022
Arrived Homes Series KerriAnn	Arrived NC KerriAnn, LLC	10/1/2021	10/28/2021
Arrived Homes Series Kingsley	Arrived SC Kingsley, LLC	5/24/2021	6/1/2021
Arrived Homes Series Kirkwood	Arrived Homes Series Kirkwood, a series of Arrived Homes, LLC	3/25/2022	4/22/2022
Arrived Homes Series Lallie	Arrived SC Lallie, LLC	5/27/2021	6/18/2021
Arrived Homes Series Lanier	Arrived Homes Series Lanier, a series of Arrived Homes, LLC	3/22/2022	4/8/2022
Arrived Homes Series Lannister	Arrived Homes Series Lannister, a series of Arrived Homes, LLC	5/2/2022	5/19/2022
Arrived Homes Series Latte	Arrived Homes Series Latte, a series of Arrived Homes, LLC	5/18/2022	6/1/2022
Arrived Homes Series Lennox	Arrived SC Lennox, LLC	6/16/2021	7/1/2021
Arrived Homes Series Lierly	Arrived AR Lierly, LLC	11/4/2020	1/21/2021
Arrived Homes Series Lily	Arrived CO Lily, LLC	9/9/2021	10/1/2021
Arrived Homes Series Limestone	Arrived SC Limestone LLC	7/22/2021	9/23/2021
Arrived Homes Series Lookout	Arrived TN Lookout, LLC	5/20/2022	5/31/2022
Arrived Homes Series Louise	Arrived Homes Series Louise, a series of Arrived Homes, LLC	3/1/2022	3/17/2022
Arrived Homes Series Lovejoy	Arrived GA Lovejoy, LLC	1/10/2022	2/3/2022
Arrived Homes Series Luna	Arrived SC Luna, LLC	4/27/2022	6/14/2021
Arrived Homes Series Madison	Arrived Homes Series Madison, a series of Arrived Homes, LLC	3/21/2022	5/6/2022
Arrived Homes Series Magnolia	Arrived Homes Series Magnolia, a series of Arrived Homes, LLC	4/7/2022	4/26/2022
Arrived Homes Series Malbec	Arrived AR Malbec, LLC	4/28/2021	5/13/2021
Arrived Homes Series Mammoth	Arrived Homes Series Mammoth, a series of Arrived Homes, LLC	3/15/2022	3/31/2022
Arrived Homes Series Matchingham	Arrived SC Matchingham, LLC	8/11/2021	10/22/2021
Arrived Homes Series McGregor	Arrived Homes Series McGregor, a series of Arrived Homes, LLC	3/25/2022	4/14/2022
Arrived Homes Series McLovin	Arrived CO McLovin, LLC	11/12/2021	12/3/2021
Arrived Homes Series Meadow	Arrived NC Meadow, LLC	8/25/2021	9/28/2021
Arrived Homes Series Mojave	Arrived AR Mojave LLC	5/24/2021	9/24/2021
Arrived Homes Series Murphy	Arrived SC Murphy, LLC	9/2/2021	11/10/2021
Arrived Homes Series Nugget	Arrived CO Nugget, LLC	4/27/2022	5/20/2022
Arrived Homes Series Odessa	Arrived CO Odessa, LLC	9/9/2021	9/30/2021
Arrived Homes Series Olive	Arrived SC Olive, LLC	6/16/2021	7/27/2021
Arrived Homes Series Oly	Arrived CO Oly, LLC	11/12/2021	11/30/2021
Arrived Homes Series Osprey	Arrived SC Osprey, LLC	4/18/2022	6/3/2022
Arrived Homes Series Otoro	Arrived GA Otoro, LLC	2/3/2022	3/21/2022
Arrived Homes Series Patrick	Arrived AR Patrick, LLC	1/4/2021	2/1/2021

Arrived Homes Series Peanut	Arrived Homes Series Peanut, a series of Arrived Homes, LLC	3/4/2022	3/22/2022
Arrived Homes Series Pearl	Arrived TN Pearl, LLC	5/2/2022	5/13/2022
Arrived Homes Series Pecan	Arrived AR Pecan, LLC	1/12/2021	2/1/2021
Arrived Homes Series Pinot	Arrived AR Pinot, LLC	4/28/2021	5/13/2021
Arrived Homes Series Pioneer	Arrived CO Pioneer, LLC	5/18/2022	6/7/2022
Arrived Homes Series Plumtree	Arrived AR Plumtree, LLC	1/12/2021	1/4/2021
Arrived Homes Series Point	Arrived Homes Series Point, a series of Arrived Homes, LLC	3/9/2022	4/5/2022
Arrived Homes Series Reynolds	Arrived Homes Series Reynolds, a series of Arrived Homes, LLC	5/19/2022	6/2/2022
Arrived Homes Series Ribbonwalk	Arrived NC Ribbonwalk, LLC	9/28/2021	10/28/2021
Arrived Homes Series Ridge	Arrived SC Ridge, LLC	11/5/2020	7/9/2021
Arrived Homes Series Ritter	Arrived CO Ritter, LLC	5/11/2022	5/27/2022
Arrived Homes Series River	Arrived SC River, LLC	6/18/2021	7/30/2021
Arrived Homes Series Riverwalk	Arrived TN Riverwalk, LLC	5/27/2022	6/13/2022
Arrived Homes Series Rooney	Arrived AZ Rooney, LLC	9/20/2021	10/13/2021
Arrived Homes Series Roseberry	Arrived SC Roseberry, LLC	6/18/2021	8/2/2021
Arrived Homes Series Rosewood	Arrived Homes Series Rosewood, a series of Arrived Homes, LLC	3/14/2022	4/18/2022
Arrived Homes Series Roxy	Arrived Homes Series Roxy, a series of Arrived Homes, LLC	3/18/2022	4/7/2022
Arrived Homes Series Saddlebred	Arrived CO Saddlebred, LLC	9/20/2021	10/1/2021
Arrived Homes Series Saint	Arrived AZ Saint, LLC	9/28/2021	1/13/2022
Arrived Homes Series Salem	Arrived AR Salem, LLC	4/27/2021	5/13/2021
Arrived Homes Series Saturn	Arrived NC Saturn, LLC	8/3/2021	8/31/2021
Arrived Homes Series Scepter	Arrived AZ Scepter, LLC	9/21/2021	10/13/2021
Arrived Homes Series Shoreline	Arrived SC Shoreline, LLC	5/25/2021	6/18/2021
Arrived Homes Series Sigma	Arrived NC Sigma, LLC	11/23/2021	12/17/2021
Arrived Homes Series Soapstone	Arrived AR Soapstone, LLC	11/5/2022	10/11/2019
Arrived Homes Series Spencer	Arrived SC Spencer, LLC	5/27/2021	6/22/2021
Arrived Homes Series Splash	Arrived AR Splash, LLC	4/27/2021	5/3/2021
Arrived Homes Series Stonebriar	Arrived Homes Series Stonebriar, a series of Arrived Homes, LLC	3/25/2022	4/18/2022
Arrived Homes Series Sugar	Arrived SC Sugar, LLC	6/17/2021	7/7/2021
Arrived Homes Series Summerset	Arrived SC Summerset, LLC	5/27/2021	6/21/2021
Arrived Homes Series Swift	Arrived GA Swift, LLC	4/13/2022	4/20/2022
Arrived Homes Series Terracotta	Arrived AZ Terracotta, LLC	1/19/2022	2/4/2022
Arrived Homes Series Tulip	Arrived Homes Series Tulip, a series of Arrived Homes, LLC	3/4/2022	3/25/2022
Arrived Homes Series Tuscan	Arrived AR Tuscan, LLC	4/27/2021	5/13/2021
Arrived Homes Series Tuxford	Arrived SC Tuxford, LLC	1/19/2022	2/9/2022
Arrived Homes Series Vernon	Arrived SC Vernon, LLC	8/11/2021	11/24/2021
Arrived Homes Series Walton	Arrived AR Walton, LLC	5/27/2022	6/24/2022
Arrived Homes Series Wave	Arrived GA Wave, LLC	1/3/2022	2/11/2022
Arrived Homes Series Weldon	Arrived NC Weldon LLC	7/21/2021	9/17/2021
Arrived Homes Series Wentworth	Arrived AR Wentworth, LLC	4/28/2021	9/24/2021
Arrived Homes Series Wescott	Arrived TN Wescott, LLC	4/18/2022	5/12/2022
Arrived Homes Series Westchester	Arrived SC Westchester, LLC	6/30/2021	7/15/2021
Arrived Homes Series Wildwood	Arrived TN Wildwood, LLC	3/25/2022	4/25/2022
Arrived Homes Series Windsor	Arrived SC Windsor, LLC	6/18/2021	7/22/2021
Arrived Homes Series Wisteria	Arrived Homes Series Wisteria, a series of Arrived Homes, LLC	3/7/2022	3/29/2022

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). Each Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes, LLC (the Company) and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and Series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

 Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to one percent (1%) of the capital contributions to the Series. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

As compensation for the services provided by the property management company, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on the Series’ property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income. If the Series’ property is vacant and not producing rental income, the property management company is not entitled to a fee.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Series. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of five (5) to seven (7) years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

Each Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the period ended June 30, 2022.

Operating Expenses

Each Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital, (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

Each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (Loss)

The Company and Series follow FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

Series Chaparral, Series Lierly, and Series Soapstone have elected and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal and state income tax purposes. Therefore, the income from each Series is reported and taxed to the members on their individual tax returns.

The other Series have elected and qualify to be taxed as a C corporation.

Each Series uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Series assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than fifty percent (50%) likelihood that a tax benefit will be sustained, the Series policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than fifty percent (50%) likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recently Issued and not yet adopted and adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. Early adoption was permitted. The Series are currently evaluating the impact on their consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard replaces all current guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance was effective for interim and annual periods beginning after December 31, 2018. The Company and Series have adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet adopted, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and Series will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and Series have a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company and Series to continue as a going concern for a reasonable period of time. The Company’s and Series’ ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company and Series can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and Series be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of June 30, 2022:

Series Name	Building	Land	Total	Less: Accumulated Depreciation	Property and equipment, net
Arrived Homes Series 100	$465,546	$153,750	$619,296	$(1,407)	$617,888
Arrived Homes Series 101	480,630	158,750	639,380	-	639,380
Arrived Homes Series Abbington	362,364	120,000	482,364	-	482,364
Arrived Homes Series Amber	231,434	76,250	307,684	(6,312)	301,372
Arrived Homes Series Apollo	148,621	48,750	197,371	-	197,371
Arrived Homes Series Avebury	219,734	73,245	292,978	(1,998)	290,980
Arrived Homes Series Badminton	192,775	63,750	256,525	(7,010)	249,515
Arrived Homes Series Bandelier	229,358	122,465	351,823	(5,560)	346,263
Arrived Homes Series Baron	440,219	142,500	582,719	-	582,719
Arrived Homes Series Basil	153,138	50,625	203,763	(5,569)	198,194
Arrived Homes Series Bayside	193,863	63,750	257,613	(6,462)	251,150
Arrived Homes Series Bazzel	207,343	62,125	269,468	(568)	268,900
Arrived Homes Series Bedford	211,603	70,534	282,138	(1,924)	280,214
Arrived Homes Series Burlington	490,456	163,375	653,831	-	653,831
Arrived Homes Series Butter	286,835	93,724	380,558	(6,054)	374,504
Arrived Homes Series Centennial	215,425	71,250	286,675	(7,835)	278,840
Arrived Homes Series Chaparral	148,009	49,491	197,500	(7,889)	189,611
Arrived Homes Series Chelsea	232,861	77,620	310,481	(2,117)	308,364
Arrived Homes Series Clover	249,953	82,500	332,453	-	332,453
Arrived Homes Series Coatbridge	205,145	67,500	272,645	(6,838)	265,807
Arrived Homes Series Collier	269,019	88,750	357,769	-	357,769
Arrived Homes Series Collinston	159,806	52,500	212,306	(4,358)	207,948
Arrived Homes Series Cupcake	174,444	54,639	229,083	(4,785)	224,298
Arrived Homes Series Davidson	160,008	52,500	212,508	(3,879)	208,629
Arrived Homes Series Dawson	171,298	56,250	227,548	(5,710)	221,838
Arrived Homes Series Delta	257,741	85,914	343,654	(3,099)	340,555
Arrived Homes Series Dewberry	143,700	47,500	191,200	(5,225)	185,974
Arrived Homes Series Diablo	195,243	103,950	299,193	(3,571)	295,622
Arrived Homes Series Dogwood	182,125	60,000	242,125	-	242,125
Arrived Homes Series Dolittle	232,183	76,093	308,276	(4,925)	303,351
Arrived Homes Series Dorchester	260,390	86,250	346,640	(788)	345,852
Arrived Homes Series Dunbar	244,359	80,500	324,859	-	324,859
Arrived Homes Series Eastfair	162,575	53,750	216,325	(5,912)	210,413
Arrived Homes Series Elevation	201,118	65,837	266,955	(6,704)	260,251
Arrived Homes Series Elm	125,176	41,250	166,426	(3,833)	162,592
Arrived Homes Series Emporia	265,811	88,604	354,415	(3,188)	351,227
Arrived Homes Series Ensenada	366,214	196,000	562,214	(8,888)	553,326
Arrived Homes Series Folly	235,570	78,000	313,570	(713)	312,858
Arrived Homes Series Forest	265,264	87,500	352,764	(9,646)	343,118
Arrived Homes Series Gardens	167,308	54,975	222,283	(1,010)	221,272
Arrived Homes Series Grant	244,818	129,500	374,318	(5,935)	368,383
Arrived Homes Series Greenhill	246,644	82,215	328,858	(3,006)	325,852
Arrived Homes Series Grove	171,189	56,250	227,439	(1,034)	226,405
Arrived Homes Series Hadden	166,460	55,487	221,947	(2,036)	219,911
Arrived Homes Series Heritage	220,856	72,500	293,356	(667)	292,689
Arrived Homes Series Heron	217,437	71,750	289,187	(657)	288,530
Arrived Homes Series Hines	193,650	63,750	257,400	-	257,400
Arrived Homes Series Holcomb	268,901	88,750	357,651	-	357,651
Arrived Homes Series Holland	160,008	52,500	212,508	(4,364)	208,144
Arrived Homes Series Hollandaise	276,552	92,184	368,736	(2,514)	366,222
Arrived Homes Series Holloway	256,950	85,000	341,950	(9,344)	332,606
Arrived Homes Series Jack	314,480	103,439	417,918	(1,900)	416,019
Arrived Homes Series Jake	445,185	148,300	593,485	-	593,485
Arrived Homes Series Johnny	443,839	146,250	590,089	(1,341)	588,748
Arrived Homes Series June	443,839	146,250	590,089	(1,341)	588,748
Arrived Homes Series Jupiter	159,802	52,500	212,302	(4,358)	207,944
Arrived Homes Series Kawana	208,216	69,405	277,621	(1,893)	275,728
Arrived Homes Series Kennesaw	321,758	106,250	428,008	(973)	427,035

Arrived Homes Series KerriAnn	257,713	85,000	342,713	(6,248)	336,465
Arrived Homes Series Kingsley	238,075	78,750	316,825	(8,580)	308,245
Arrived Homes Series Kirkwood	198,419	65,000	263,419	(599)	262,820
Arrived Homes Series Lallie	280,725	92,500	373,225	(10,231)	362,994
Arrived Homes Series Lanier	286,625	94,250	380,875	(866)	380,009
Arrived Homes Series Lannister	133,481	43,750	177,231	(610)	176,621
Arrived Homes Series Latte	276,213	91,250	367,463	-	367,463
Arrived Homes Series Lennox	163,783	53,750	217,533	(5,459)	212,074
Arrived Homes Series Lierly	161,250	53,750	215,000	(8,470)	206,530
Arrived Homes Series Lily	412,106	126,250	538,356	(10,379)	527,977
Arrived Homes Series Limestone	221,258	72,500	293,758	(6,034)	287,723
Arrived Homes Series Lookout	261,457	86,250	347,707	-	347,707
Arrived Homes Series Louise	209,106	68,750	277,856	(1,263)	276,593
Arrived Homes Series Lovejoy	222,438	74,146	296,584	(2,005)	294,579
Arrived Homes Series Luna	162,575	53,750	216,325	(5,912)	210,413
Arrived Homes Series Madison	156,110	51,250	207,360	-	207,360
Arrived Homes Series Magnolia	190,420	62,500	252,920	(575)	252,345
Arrived Homes Series Malbec	241,344	80,225	321,568	(9,970)	311,598
Arrived Homes Series Mammoth	258,608	85,000	343,608	(1,562)	342,046
Arrived Homes Series Matchingham	160,191	52,273	212,463	(3,883)	208,580
Arrived Homes Series McGregor	228,005	75,000	303,005	(689)	302,316
Arrived Homes Series McLovin	343,044	183,750	526,794	(6,219)	520,575
Arrived Homes Series Meadow	242,548	80,000	322,548	(6,615)	315,933
Arrived Homes Series Mojave	186,180	58,500	244,680	(5,148)	239,532
Arrived Homes Series Murphy	224,701	73,612	298,312	(4,766)	293,546
Arrived Homes Series Nugget	423,688	140,500	564,188	-	564,188
Arrived Homes Series Odessa	403,261	133,750	537,011	(10,998)	526,013
Arrived Homes Series Olive	175,139	57,500	232,639	(5,838)	226,801
Arrived Homes Series Oly	344,549	184,100	528,649	(7,311)	521,337
Arrived Homes Series Osprey	264,502	87,500	352,002	-	352,002
Arrived Homes Series Otoro	297,771	98,000	395,771	(1,953)	393,818
Arrived Homes Series Patrick	158,368	52,551	210,919	(8,144)	202,775
Arrived Homes Series Peanut	163,635	53,750	217,385	(988)	216,396
Arrived Homes Series Pearl	413,382	136,500	549,882	-	549,882
Arrived Homes Series Pecan	157,052	52,124	209,176	(8,079)	201,097
Arrived Homes Series Pinot	243,611	81,054	324,665	(10,064)	314,600
Arrived Homes Series Pioneer	446,563	143,700	590,263	(1,307)	588,956
Arrived Homes Series Plumtree	151,745	50,738	202,483	(8,241)	194,242
Arrived Homes Series Point	289,372	95,625	384,997	(875)	384,122
Arrived Homes Series Reynolds	325,533	107,500	433,033	-	433,033
Arrived Homes Series Ribbonwalk	241,740	80,000	321,740	(5,860)	315,880
Arrived Homes Series Ridge	164,536	54,000	218,536	(5,484)	213,052
Arrived Homes Series Ritter	381,362	127,000	508,362	-	508,362
Arrived Homes Series River	201,388	66,250	267,638	(6,713)	260,925
Arrived Homes Series Riverwalk	299,255	98,750	398,005	(905)	397,101
Arrived Homes Series Rooney	243,218	129,500	372,718	(5,896)	366,821
Arrived Homes Series Roseberry	248,204	81,250	329,454	(7,521)	321,932
Arrived Homes Series Rosewood	205,222	67,500	272,722	-	272,722
Arrived Homes Series Roxy	247,219	81,250	328,469	(747)	327,722

Arrived Homes Series Saddlebred	357,856	118,750	476,606	(11,302)	465,305
Arrived Homes Series Saint	208,509	112,274	320,783	(2,536)	318,248
Arrived Homes Series Salem	241,306	80,225	321,531	(9,969)	311,562
Arrived Homes Series Saturn	170,042	53,750	223,792	(5,187)	218,604
Arrived Homes Series Scepter	178,069	94,500	272,569	(4,317)	268,252
Arrived Homes Series Shoreline	234,300	77,500	311,800	(8,520)	303,280
Arrived Homes Series Sigma	292,989	96,250	389,239	(5,327)	383,912
Arrived Homes Series Soapstone	165,000	55,000	220,000	(8,667)	211,333
Arrived Homes Series Spencer	227,685	75,000	302,685	(8,313)	294,372
Arrived Homes Series Splash	163,770	53,750	217,520	(6,948)	210,572
Arrived Homes Series Stonebriar	153,885	50,500	204,385	(465)	203,920
Arrived Homes Series Sugar	235,235	77,500	312,735	(7,846)	304,889
Arrived Homes Series Summerset	192,776	63,750	256,526	(7,010)	249,515
Arrived Homes Series Swift	259,875	86,500	346,375	(787)	345,587
Arrived Homes Series Terracotta	208,259	112,139	320,398	(1,262)	319,136
Arrived Homes Series Tulip	240,709	79,250	319,959	(1,454)	318,504
Arrived Homes Series Tuscan	244,164	80,225	324,389	(10,063)	314,326
Arrived Homes Series Tuxford	198,079	66,026	264,106	(1,801)	262,305
Arrived Homes Series Vernon	199,031	64,942	263,973	(4,222)	259,751
Arrived Homes Series Walton	227,367	75,000	302,367	-	302,367
Arrived Homes Series Wave	252,771	84,590	337,362	(2,307)	335,055
Arrived Homes Series Weldon	159,806	52,500	212,306	(4,358)	207,948
Arrived Homes Series Wentworth	180,251	56,550	236,801	(4,980)	231,822
Arrived Homes Series Wescott	207,993	68,125	276,118	-	276,118
Arrived Homes Series Westchester	257,791	85,000	342,791	(8,593)	334,198
Arrived Homes Series Wildwood	167,303	55,000	222,303	(505)	221,797
Arrived Homes Series Windsor	264,500	87,500	352,000	(8,817)	343,183
Arrived Homes Series Wisteria	224,819	74,099	298,918	(1,359)	297,559

	$32,686,064	$11,283,335	$43,969,399	$(525,058)	$43,444,340

Depreciation expense was $525,058 for six months ending June 30, 2022.

NOTE 5: MORTGAGE PAYABLE, NET

The Series have mortgages with Arvest Bank and Certain Lending. The following is a summary of the mortgages by each Series as of June 30, 2022:

Series Name	Address	Mortgage Principal	Term	Interest Only Period	Interest Rate
Arrived Homes Series 100	2119 Herman Street, Nashville, TN 37208	$-	Cash
Arrived Homes Series 101	2117 Herman Street, Nashville, TN 37208	-	Cash
Arrived Homes Series Abbington	3361 Cain Harbor Dr, Nashville, TN 37214	-	Cash
Arrived Homes Series Amber	7312 Amberly Hills Rd, Charlotte, NC 28215	200,830	30	7	3.875%
Arrived Homes Series Apollo	609 Marguerite Drive, Huntsville, AL 35808	136,500	30	7	5.625%
Arrived Homes Series Avebury	287 Avebury Rd, Meridianville, AL 35759	203,000	30	7	3.875%
Arrived Homes Series Badminton	414 Badminton Ct, Lexington, SC 29072	174,200	30	5	4.625%
Arrived Homes Series Bandelier	6180 W Bandelier Ct, Tucson, AZ 85742	244,930	30	7	3.875%
Arrived Homes Series Baron	12421 E 105th Place, Commerce City, CO 80022	-	Cash
Arrived Homes Series Basil	317 Morning Creek Dr, Easley, SC 29640	131,625	30	5	4.625%
Arrived Homes Series Bayside	59 Bayside Ct, Columbia, SC 29229	165,750	30	7	4.625%
Arrived Homes Series Bazzel	663 Markham Circle, Moore, SC 29369	-	Cash
Arrived Homes Series Bedford	808 Derby Downs Ct, Elgin, SC 29045	196,000	30	7	3.875%
Arrived Homes Series Burlington	10289 Nucla St, Commerce City, CO 80022	-	Cash
Arrived Homes Series Butter	162 Lucky Day Dr, Summerville, SC 29486	262,426	30	7	3.875%
Arrived Homes Series Centennial	726 Centennial St, Gastonia, NC 28056	190,000	30	5	4.625%
Arrived Homes Series Chaparral	4309 W Chaparral Ln, Fayetteville, AR 72704	104,310	10	5	4.000%
Arrived Homes Series Chelsea	274 Chelsea Park Rd, Chelsea, AL 35043	215,492	30	7	3.875%
Arrived Homes Series Clover	125 Cloverwood Drive SW, Huntsville, AL 35824	-	Cash
Arrived Homes Series Coatbridge	172 Coatbridge Dr, Blythewood, SC 29016	175,500	30	5	4.625%
Arrived Homes Series Collier	1129 Cloud View Drive, Powell, TN 37849	-	Cash
Arrived Homes Series Collinston	1507 Collinston Dr, Gastonia, NC 28052	136,500	30	5	3.875%
Arrived Homes Series Cupcake	358 N Mojave St, Farmington, AR 72730	152,989	30	7	3.875%
Arrived Homes Series Davidson	922 W Davidson St, Gastonia, NC 28052	147,000	30	7	3.875%
Arrived Homes Series Dawson	313 Dawsons Park Dr, Lexington, SC 29072	146,250	30	5	4.625%
Arrived Homes Series Delta	5042 Rapahoe Trl, Atlanta, GA 30349	226,800	30	7	3.875%
Arrived Homes Series Dewberry	130 Bonhomme Cir, Lexington, SC 29072	121,225	30	5	4.625%
Arrived Homes Series Diablo	6566 S Diablo Dr, Tucson, AZ 85757	207,900	30	7	3.875%
Arrived Homes Series Dogwood	1335 Maxwell Circle, Tuscaloosa, AL 35405	-	Cash
Arrived Homes Series Dolittle	204 Doolittle Dr, Chapin, SC 29036	207,577	30	7	3.875%
Arrived Homes Series Dorchester	115 Rawlins Drive, Summerville, SC 29485	-	Cash
Arrived Homes Series Dunbar	1416 Mutual Drive, Clarksville, TN 37042	-	Cash

Arrived Homes Series Eastfair	461 Eastfair Dr, Columbia, SC 29209	150,000	30	5	4.625%
Arrived Homes Series Elevation	305 Elevation Ct, Inman, SC 29349	172,250	30	5	4.625%
Arrived Homes Series Elm	1231 Tolliver St, Columbia, SC 29201	107,250	30	5	4.625%
Arrived Homes Series Emporia	625 Emporia Loop, McDonough, GA 30253	245,000	30	7	3.875%
Arrived Homes Series Ensenada	6293 N Ensenada Ct, Aurora, CO 80019	392,000	30	7	3.875%
Arrived Homes Series Folly	199 Longford Drive, Summerville, SC 29483	-	Cash
Arrived Homes Series Forest	407 Forest Hills Rd, Summerville, SC 29486	227,500	30	5	4.625%
Arrived Homes Series Gardens	2014 Inverness Pkwy, Tuscaloosa, AL 35405	136,500	30	7	4.750%
Arrived Homes Series Grant	1770 Grant Ct, Braselton, GA 30517	259,000	30	7	3.875%
Arrived Homes Series Greenhill	640 Frow Dr, Elgin, SC 29045	227,784	30	7	3.875%
Arrived Homes Series Grove	109 Annie Lane, Pleasant Grove, AL 35127	157,500	30	7	4.750%
Arrived Homes Series Hadden	142 Hadden St, Duncan, SC 29334	143,500	30	7	3.875%
Arrived Homes Series Heritage	432 The Gables Drive, McDonough, GA 30253	203,000	30	7	4.750%
Arrived Homes Series Heron	8334 Whitehaven Drive, North Charleston, SC 29420	200,900	30	7	4.750%
Arrived Homes Series Hines	1323 Whitt Lane, Clarksville, TN 37042	-	Cash
Arrived Homes Series Holcomb	1994 Bridgewater Pass, Hampton, GA 30228	-	Cash
Arrived Homes Series Holland	910 N Ransom St, Gastonia, NC 28052	147,000	30	5	4.625%
Arrived Homes Series Hollandaise	741 Hollandale Rd, La Vergne, TN 37086	255,500	30	7	3.875%
Arrived Homes Series Holloway	601 W Czardas Way, Woodruff, SC 29388	221,000	30	5	4.625%
Arrived Homes Series Jack	4434 Jack Faulk St, Murfreesboro, TN 37127	289,629	30	7	4.375%
Arrived Homes Series Jake	10803 Sedalia Circle, Commerce City, CO 80022	-	Cash
Arrived Homes Series Johnny	518 Yokley Drive, Nashville, TN 37207*	463,200	Bridge	1	11.50%
Arrived Homes Series June	520 Yokley Drive, Nashville, TN 37207*	463,200	Bridge	1	11.50%
Arrived Homes Series Jupiter	930 Junius St, Gastonia, NC 28052	139,750	30	5	4.625%
Arrived Homes Series Kawana	28041 Kawana Ct, Harvest, AL 35749	192,500	30	7	3.875%
Arrived Homes Series Kennesaw	2557 Kolb Manor Circle SW, Marietta, GA 30008	-	Cash
Arrived Homes Series KerriAnn	414 Kerriann Ln, Clayton, NC 27520	238,000	30	7	3.875%
Arrived Homes Series Kingsley	505 Kingsley View Rd, Blythewood, SC 29016	215,000	30	5	4.625%
Arrived Homes Series Kirkwood	1064 Cindy Jo Court, Clarksville, TN 37040	182,000	30	7	4.750%
Arrived Homes Series Lallie	210 Ilderton St, Summerville, SC 29483	240,500	30	5	4.625%
Arrived Homes Series Lanier	6464 Flowery Way, Flowery Branch, GA 30542	263,900	30	7	4.750%
Arrived Homes Series Lannister	2263 Reece Blvd, Tuscaloosa, AL 35401	115,500	30	7	6.125%
Arrived Homes Series Latte	6030 Thorntons Way Circle, Huntsville, AL 35810	-	Cash
Arrived Homes Series Lennox	1320 House St, Columbia, SC 29204	139,750	30	5	4.625%
Arrived Homes Series Lierly	4203 W Lierly Ln, Fayetteville, AR 72704	131,100	10	5	4.000%
Arrived Homes Series Lily	9799 Desert Lily Cir, Colorado Springs, CO 80925	311,500	30	7	3.875%

Arrived Homes Series Limestone	863 Bergenfield Ln, Chapin, SC 29036	203,000	30	5	3.875%
Arrived Homes Series Lookout	6872 Axiom Lane, Ooltewah, TN 37363	-	Cash
Arrived Homes Series Louise	2615 Lily Way, Northport, AL 35473	182,000	30	7	4.375%
Arrived Homes Series Lovejoy	2658 Lovejoy Crossing Dr, Hampton, GA 30228	205,100	30	7	3.875%
Arrived Homes Series Luna	417 Hosea Ct, Lexington, SC 29072	150,000	30	5	4.625%
Arrived Homes Series Madison	902 NW Appleby Street, Huntsville, AL 35816	102,500	30	7	6.000%
Arrived Homes Series Magnolia	4741 Kings Highway, Douglasville, GA 30135	175,000	30	7	5.625%
Arrived Homes Series Malbec	755 N Malbec Rd, Fayetteville, AR 72704	208,585	30	5	4.625%
Arrived Homes Series Mammoth	200 Vernon Walk, McDonough, GA 30252	238,000	30	7	4.750%
Arrived Homes Series Matchingham	1077 Matchingham Dr, Columbia, SC 29223	146,364	30	7	3.875%
Arrived Homes Series McGregor	674 Sly Fox Drive, Clarksville, TN 37040	-	Cash
Arrived Homes Series McLovin	10711 Truckee Cir, Commerce City, CO 80022	367,500	30	7	3.875%
Arrived Homes Series Meadow	9235 Avery Meadows Dr, Charlotte, NC 28216	214,900	30	7	3.875%
Arrived Homes Series Mojave	340 N Mojave St, Farmington, AR 72730	163,800	30	7	3.875%
Arrived Homes Series Murphy	211 Doolittle Dr, Chapin, SC 29036	207,270	30	7	3.875%
Arrived Homes Series Nugget	10134 Zeno Street, Commerce City, CO 80022	-	Cash
Arrived Homes Series Odessa	4669 S Odessa St, Aurora, CO 80015	374,500	30	7	3.875%
Arrived Homes Series Olive	240 Tea Olive Ave, Lexington, SC 29073	126,100	30	5	4.625%
Arrived Homes Series Oly	8880 E 106th Pl, Commerce City, CO 80640	368,200	30	7	3.875%
Arrived Homes Series Osprey	5121 Morrow Lane, Summerville, SC 29485	-	Cash
Arrived Homes Series Otoro	2970 Parkland Vw, Atlanta, GA 30331	274,400	30	7	3.875%
Arrived Homes Series Patrick	4309 W Patrick St, Fayetteville, AR 72704	108,300	10	5	4.000%
Arrived Homes Series Peanut	160 Roscommon Rd, Tuscaloosa, AL 35405	147,000	30	7	4.750%
Arrived Homes Series Pearl	1929 14th Ave N, Nashville, TN 37208	-	Cash
Arrived Homes Series Pecan	4481 W Pecan St, Fayetteville, AR 72704	112,860	10	5	4.000%
Arrived Homes Series Pinot	763 N Malbec Rd, Fayetteville, AR 72704	210,740	30	5	4.625%
Arrived Homes Series Pioneer	9363 Sedalia Street, Commerce City, CO 80022	-	Cash
Arrived Homes Series Plumtree	4455 W Chaparral Ln, Fayetteville, AR 72704	111,150	10	5	4.000%
Arrived Homes Series Point	1129 Hilliard Lane, Clarksville, TN 37042	267,750	30	7	4.750%
Arrived Homes Series Reynolds	2712 Trey Court, Ellenwood, GA 30294	-	Cash
Arrived Homes Series Ribbonwalk	3512 Ribbonwalk Trl, Charlotte, NC 28269	224,000	30	7	3.875%
Arrived Homes Series Ridge	308 Oristo Ridge Way, West Columbia, SC 29170	140,400	30	5	4.625%
Arrived Homes Series Ritter	8824 Canary Circle, Colorado Springs, CO 80908	-	Cash
Arrived Homes Series River	232 Rivers Edge Cir, Simpsonville, SC 29680	172,250	30	5	4.625%
Arrived Homes Series Riverwalk	6377 Winlerkorn Lane, Ooltewah, TN 37363	-	Cash
Arrived Homes Series Rooney	5309 S 18th Pl, Phoenix, AZ 85040	259,000	30	7	3.875%

Arrived Homes Series Roseberry	5013 Paddy Field Way, Ladson, SC 29456	211,250	30	5	4.625%
Arrived Homes Series Rosewood	2633 Lily Way, Northport, AL 35473	189,000	30	7	4.750%
Arrived Homes Series Roxy	3736 Gray Fox Drive, Clarksville, TN 37040	220,500	30	7	4.750%
Arrived Homes Series Saddlebred	6213 Saddlebred Way, Colorado Springs, CO 80925	332,500	30	5	3.875%
Arrived Homes Series Saint	7713 W Long Boat Way, Tucson, AZ 85757	211,992	30	7	3.875%
Arrived Homes Series Salem	659 N Salem Rd, Fayetteville, AR 72704	212,550	30	5	4.625%
Arrived Homes Series Saturn	923 Jupiter St, Gastonia, NC 28052	139,750	30	5	4.625%
Arrived Homes Series Scepter	216 E Scepter Ln, Vail, AZ 85641	189,000	30	5	3.875%
Arrived Homes Series Shoreline	606 Shoreline Blvd, Boiling Springs, SC 29316	211,900	30	5	4.625%
Arrived Homes Series Sigma	116 Canvasback Dr, Durham, NC 27704	269,500	30	7	3.875%
Arrived Homes Series Soapstone	4672 W Soapstone Dr, Fayetteville, AR 72704	128,250	10	5	4.000%
Arrived Homes Series Spencer	9621 Spencer Woods Rd, Ladson, SC 29457	195,000	30	5	4.625%
Arrived Homes Series Splash	994 S Splash Dr, Fayetteville, AR 72701	122,500	10	5	4.000%
Arrived Homes Series Stonebriar	4342 Winchester Hills Drive, Birmingham, AL 35215	134,400	30	7	4.750%
Arrived Homes Series Sugar	300 Southern Sugar Ave, Moncks Corner, SC 29461	201,500	30	5	4.625%
Arrived Homes Series Summerset	2016 Culloden Dr, Summerville, SC 29483	165,750	30	5	4.625%
Arrived Homes Series Swift	3010 Chris Circle, Villa Rica, GA 30180	-	Cash
Arrived Homes Series Terracotta	10954 E Oak Grove Pl, Tucson, AZ 85747	222,600	30	7	3.875%
Arrived Homes Series Tulip	7339 Tulip Trestle Ct, Northport, AL 35473	221,900	30	7	4.750%
Arrived Homes Series Tuscan	3474 W Tuscan Rd, Fayetteville, AR 72704	181,480	10	5	4.000%
Arrived Homes Series Tuxford	958 Tuxford Trl, Elgin, SC 29045	178,500	30	7	3.875%
Arrived Homes Series Vernon	135 McMakin Dr, Lyman, SC 29365	181,837	30	7	3.875%
Arrived Homes Series Walton	3211 SW Stonepoint Avenue, Bentonville, AR 72712	227,200	Bridge	1	11.50%
Arrived Homes Series Wave	7491 Waverly Loop, Fairburn, GA 30213	224,000	30	7	3.875%
Arrived Homes Series Weldon	914 N Ransom St, Gastonia, NC 28052	136,500	30	5	3.875%
Arrived Homes Series Wentworth	352 N Mojave St, Farmington, AR 72730	158,340	30	7	3.875%
Arrived Homes Series Wescott	416 Sandburg Drive, Clarksville, TN 37042	136,250	30	7	6.125%
Arrived Homes Series Westchester	488 Forest Creek Way, Elgin, SC 29045	198,900	30	5	4.625%
Arrived Homes Series Wildwood	1672 Southern Heights Circle SE, Cleveland, TN 37311	110,000	30	7	5.500%
Arrived Homes Series Windsor	3910 Greico Rd, North Charleston, SC 29420	227,500	30	5	4.625%
Arrived Homes Series Wisteria	9300 Cotton Fields Cr, Tuscaloosa, AL 35405	207,477	30	7	4.750%

		$21,586,510

The mortgages are secured by each Series’ property. As of the period ending June 30, 2022, the entire principal of the mortgage loans remained outstanding.

Loan fees incurred in connection with the mortgage were capitalized as a debt discount and are being amortized to interest expenses over the life of the loan. For the six months ended June 30, 2022 and 2021, the Series recorded amortization of loan fees of $3,803 and $210. As of the period ending June 30, 2022, the Series’ mortgage payable, net of unamortized loan fees of $254,454, was $21,334,056. As December 31, 2021, mortgage payable, net of unamortized loan fees of $2,444 was $171,756.

NOTE 6: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

 The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2022, the Series closed on its public offerings for net proceeds of $23,032,198. During the six months ended June 30, 2022, seven series were open for sale but closed subsequent to June 30, 2022. During the six months ended June 30, 2021, the Series closed on its public offerings for net proceeds of $622,789.

The following is a summary of the public offerings by each Series.

	June 30, 2022		June 30, 2021
Series	# of Units Issued	Net proceeds from the issuance of membership units	# of Units Issued	Net proceeds from the issuance of membership units
100	69,845	$698,445	-	$-
101	71,256	$712,562	-	$-
Abbington	54,811	$548,114	-	$-
Amber	14,357	$143,575	-	$-
Apollo	9,026	$90,258	-	$-
Avebury	12,497	$124,968	-	$-
Badminton	-	$-	-	$-
Bandelier	14,623	$146,233	-	$-
Baron	64,645	$646,450	-	$-
Basil	-	$-	-	$-
Bayside	12,182	$121,820	-	$-
Bazzel	-	$-	-	$-
Bedford	12,194	$121,938	-	$-
Burlington	73,633	$736,332	-	$-
Butter	15,946	$159,459	-	$-
Centennial	-	$-	-	$-
Chaparral	-	$-	10,374	$103,742
Chelsea	13,619	$136,194	-	$-
Clover	-	$-	-	$-
Coatbridge	12,969	$129,690	-	$-
Collier	-	$-	-	$-
Collinston	10,154	$101,539	-	$-
Cupcake	-	$-	-	$-
Davidson	9,152	$91,516	-	$-
Dawson	10,864	$108,643	-	$-
Delta	14,363	$143,629	-	$-
Dewberry	-	$-	-	$-
Diablo	12,771	$127,710	-	$-
Dogwood	-	$-	-	$-
Dolittle	13,235	$132,353	-	$-
Dorchester	-	$-	-	$-
Dunbar	23,812	$238,125	-	$-
Eastfair	-	$-	-	$-
Elevation	12,445	$124,453	-	$-
Elm	8,128	$81,279	-	$-
Emporia	15,105	$151,054	-	$-
Ensenada	22,937	$229,373	-	$-
Folly	-	$-	-	$-
Forest	16,107	$161,068	-	$-
Gardens	11,504	$115,038	-	$-
Grant	16,147	$161,469	-	$-
Greenhill	13,910	$139,105	-	$-
Grove	10,405	$104,049	-	$-
Hadden	10,952	$109,524	-	$-
Heritage	12,618	$126,176	-	$-
Heron	13,085	$130,848	-	$-
Hines	29,232	$292,317	-	$-
Holcomb	40,542	$405,425	-	$-
Holland	10,213	$102,128	-	$-
Hollandaise	16,277	$162,766	-	$-
Holloway	-	$-	-	$-
Jack	18,166	$181,655	-	$-
Jake	65,717	$657,172	-	$-
Johnny	60,131	$601,306	-	$-
June	65,938	$659,380	-	$-
Jupiter	10,418	$104,178	-	$-
Kawana	12,576	$125,760	-	$-
Kennesaw	47,931	$479,309	-	$-
KerriAnn	14,459	$144,590	-	$-
Kingsley	-	$-	-	$-
Kirkwood	11,531	$115,305	-	$-
Lallie	-	$-	-	$-
Lanier	16,639	$166,389	-	$-
Lannister	9,487	$94,872	-	$-
Latte	41,252	$412,523	-	$-
Lennox	10,487	$104,871	-	$-
Lierly	-	$-	9,361	$93,614
Lily	23,962	$239,624	-	$-

Limestone	13,690	$136,897	-	$-
Lookout	24,003	$240,026	-	$-
Louise	13,101	$131,009	-	$-
Lovejoy	12,698	$126,977	-	$-
Luna	-	$-	-	$-
Madison	14,523	$145,233	-	$-
Magnolia	11,362	$113,622	-	$-
Malbec	-	$-	-	$-
Mammoth	14,737	$147,371	-	$-
Matchingham	9,428	$94,278	-	$-
McGregor	35,014	$350,143	-	$-
McLovin	21,769	$217,691	-	$-
Meadow	15,677	$156,771	-	$-
Mojave	-	$-	-	$-
Murphy	12,927	$129,274	-	$-
Nugget	63,212	$632,125	-	$-
Odessa	21,669	$216,686	-	$-
Olive	13,575	$135,749	-	$-
Oly	21,623	$216,226	-	$-
Osprey	39,876	$398,762	-	$-
Otoro	16,994	$169,943	-	$-
Patrick	-	$-	11,275	$112,751
Peanut	9,820	$98,198	-	$-
Pearl	61,852	$618,522	-	$-
Pecan	-	$-	10,584	$105,841
Pinot	-	$-	-	$-
Pioneer	64,848	$648,480	-	$-
Plumtree	-	$-	10,782	$107,821
Point	16,836	$168,359	-	$-
Reynolds	48,584	$485,843	-	$-
Ribbonwalk	13,745	$137,452	-	$-
Ridge	10,395	$103,950	-	$-
Ritter	57,497	$574,972	-	$-
River	12,627	$126,274	-	$-
Riverwalk	-	$-	-	$-
Rooney	15,481	$154,806	-	$-
Roseberry	-	$-	-	$-
Rosewood	12,200	$121,998	-	$-
Roxy	14,219	$142,194	-	$-
Saddlebred	19,585	$195,847	-	$-
Saint	14,643	$146,431	-	$-
Salem	-	$-	-	$-
Saturn	10,399	$103,990	-	$-
Scepter	11,639	$116,394	-	$-
Shoreline	-	$-	-	$-
Sigma	16,132	$161,320	-	$-
Soapstone	-	$-	9,902	$99,020
Spencer	-	$-	-	$-
Splash	-	$-	-	$-
Stonebriar	9,865	$98,654	-	$-
Sugar	14,559	$145,589	-	$-
Summerset	-	$-	-	$-
Swift	39,167	$391,674	-	$-
Terracotta	13,822	$138,224	-	$-
Tulip	13,875	$138,749	-	$-
Tuscan	-	$-	-	$-
Tuxford	11,943	$119,434	-	$-
Vernon	11,493	$114,929	-	$-
Walton	-	$-	-	$-
Wave	14,170	$141,699	-	$-
Weldon	10,204	$102,039	-	$-
Wentworth	-	$-	-	$-
Wescott	17,739	$177,388	-	$-
Westchester	17,931	$179,309	-	$-
Wildwood	14,889	$148,886	-	$-
Windsor	-	$-	-	$-
Wisteria	12,925	$129,254	-	$-
	2,203,220	$22,032,198	62,279	$622,789

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the Manager charged each Series an offering expense reimbursement of 2% of gross proceeds. During the six month ended June 30, 2022 and 2021, offering expenses were $461,842 and $2,205, respectively.

Distributions

During the six months ended June 30, 2022, the Series made distributions to investors to of the respective Series totaling $355,319, which were recorded as a reduction to members’ capital. During the six months ended June 30, 2021, the Series made distributions to investors to the respective Series totaling $9,241, which was recorded as a reduction to members’ capital.

The following table the total distributions by Series during the six months ended June 30, 2022 and 2021.

Series	Period to Date Distributions June 30, 2022	Period to Date Distributions June 30, 2021
100	$4,233	$-
101	-	$-
Abbington	2,768	$-
Amber	2,615	$-
Apollo	456	$-
Avebury	1,389	$-
Badminton	4,479	$-
Bandelier	2,954	$-
Baron	3,265	$-
Basil	3,730	$-
Bayside	3,199	$-
Bazzel	-	$-
Bedford	1,355	$-
Burlington	3,719	$-
Butter	4,188	$-
Centennial	4,259	$-
Chaparral	5,344	$1,677
Chelsea	1,651	$-
Clover	-	$-
Coatbridge	3,406	$-
Collier	-	$-
Collinston	1,851	$-
Cupcake	5,107	$-
Davidson	1,664	$-
Dawson	2,853	$-
Delta	2,902	$-
Dewberry	3,790	$-
Diablo	2,580	$-
Dogwood	-	$-
Dolittle	3,209	$-
Dorchester	-	$-
Dunbar	-	$-
Eastfair	3,521	$-
Elevation	3,268	$-
Elm	2,135	$-
Emporia	3,052	$-
Ensenada	5,097	$-
Folly	-	$-
Forest	4,237	$-
Gardens	1,278	$-
Grant	3,914	$-
Greenhill	3,091	$-
Grove	526	$-
Hadden	1,549	$-
Heritage	637	$-
Heron	661	$-
Hines	-	$-
Holcomb	-	$-
Holland	1,857	$-
Hollandaise	1,480	$-
Holloway	5,762	$-

Jack	1,651	$-
Jake	-	$-
Johnny	-	$-
June	-	$-
Jupiter	1,894	$-
Kawana	2,795	$-
Kennesaw	-	$-
KerriAnn	2,921	$-
Kingsley	5,194	$-
Kirkwood	582	$-
Lallie	6,604	$-
Lanier	840	$-
Lannister	479	$-
Latte	-	$-
Lennox	2,754	$-
Lierly	4,917	$1,324
Lily	5,342	$-
Limestone	3,595	$-
Lookout	-	$-
Louise	1,853	$-
Lovejoy	2,565	$-
Luna	3,700	$-
Madison	880	$-
Magnolia	574	$-
Malbec	6,479	$-
Mammoth	744	$-
Matchingham	2,476	$-
McGregor	2,122	$-
McLovin	4,838	$-
Meadow	2,855	$-
Mojave	5,449	$-
Murphy	3,134	$-
Nugget	3,193	$-
Odessa	4,821	$-
Olive	3,565	$-
Oly	4,805	$-
Osprey	-	$-
Otoro	2,060	$-
Patrick	4,976	$1,701
Peanut	992	$-
Pearl	3,124	$-
Pecan	5,025	$1,497
Pinot	6,534	$-
Pioneer	-	$-
Plumtree	6,202	$1,743
Point	850	$-
Reynolds	-	$-
Ribbonwalk	2,499	$-
Ridge	2,730	$-
Ritter	-	$-
River	3,318	$-
Riverwalk	-	$-
Rooney	3,440	$-

Roseberry	5,706	$-
Rosewood	616	$-
Roxy	718	$-
Saddlebred	4,358	$-
Saint	2,514	$-
Salem	6,782	$-
Saturn	1,891	$-
Scepter	2,351	$-
Shoreline	4,850	$-
Sigma	3,269	$-
Soapstone	4,701	$1,300
Spencer	5,406	$-
Splash	5,260	$-
Stonebriar	598	$-
Sugar	2,941	$-
Summerset	4,632	$-
Swift	2,769	$-
Terracotta	1,536	$-
Tulip	1,822	$-
Tuscan	8,270	$-
Tuxford	2,654	$-
Vernon	3,018	$-
Walton	-	$-
Wave	2,863	$-
Weldon	1,855	$-
Wentworth	6,269	$-
Wescott	896	$-
Westchester	4,722	$-
Wildwood	752	$-
Windsor	6,113	$-
Wisteria	783	$-
	$355,319	$9,241

NOTE 7: RELATED PARTY TRANSACATIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

Each Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2022, certain Series owed an aggregate of $3,551,202, including the initial funding for the certain properties’ purchases. As of June 30, 2022, certain Series were owed an aggregate of $243,419 from the Manager. During the six months ended June 30, 2022 and 2021, certain Series repaid the Manager an aggregate of $22,032,198 and $0, respectively, after the Series’ respective offerings. The advances are non-interest bearing with no stated repayment terms.

During the six months ended June 30, 2021, the Series repaid an aggregate of $1,254,615 in related party notes to the Manager.

Deemed Contributions

During the six months ended June 30, 2022 and 2021, certain Series received deemed contributions from the Manager totaling $59,891 and $0, respectively, in exchange for forgiveness of amounts previously due.

Management Fees

During the six months ended June 30, 2022 and 2021, total management fees charged by the Manager, including asset management fees and property management fees, were an aggregate of $122,269 and $3,599, respectively.

NOTE 8: SUBSEQUENT EVENTS

In July 2022, the Manager declared and paid a dividend distribution for certain Series totaling $177,733 based on operating results for the second quarter of fiscal 2022. The following table is the Q2 2022 distributions by Series:

Series Name	Q2 2022 Distributions
100	$-
101	-
Abbington	2,768
Amber	1,305
Apollo	456
Avebury	1,389
Badminton	1,420
Bandelier	1,477
Baron	3,265
Basil	1,243
Bayside	1,600
Bazzel
Bedford	1,355
Burlington	3,719
Butter	2,094
Centennial	1,420
Chaparral	1,781
Chelsea	1,651
Clover
Coatbridge	1,703
Collier
Collinston	923
Cupcake	1,738
Davidson	832
Dawson	1,427
Delta	1,741
Dewberry	1,202
Diablo	1,290
Dogwood
Dolittle	1,604
Dorchester
Dunbar
Eastfair	1,112
Elevation	1,634
Elm	1,067
Emporia	1,831
Ensenada	2,549
Folly
Forest	2,115
Gardens	1,278
Grant	1,957
Greenhill	1,827
Grove	526
Hadden	1,549
Heritage	637
Heron	661
Hines
Holcomb
Holland	928
Hollandaise	1,480
Holloway	1,921
Jack	1,651
Jake
Johnny
June
Jupiter	947

Kawana	1,651
Kennesaw
KerriAnn	1,461
Kingsley	1,643
Kirkwood	582
Lallie	2,201
Lanier	840
Lannister	479
Latte
Lennox	1,377
Lierly	1,702
Lily	2,663
Limestone	1,798
Lookout
Louise	1,853
Lovejoy	1,539
Luna	1,169
Madison	880
Magnolia	574
Malbec	2,206
Mammoth	744
Matchingham	1,238
McGregor	2,122
McLovin	2,419
Meadow	1,425
Mojave	1,854
Murphy	1,567
Nugget	3,193
Odessa	2,408
Olive	1,783
Oly	2,403
Osprey
Otoro	2,060
Patrick	1,583
Peanut	992
Pearl	3,124
Pecan	1,711
Pinot	2,224
Pioneer
Plumtree	2,067
Point	850
Reynolds
Ribbonwalk	1,250
Ridge	1,365
Ritter
River	1,658
Riverwalk
Rooney	1,720
Roseberry	1,902
Rosewood	616
Roxy	718

Saddlebred	2,176
Saint	1,479
Salem	2,133
Saturn	945
Scepter	1,176
Shoreline	1,616
Sigma	1,630
Soapstone	1,600
Spencer	1,798
Splash	1,791
Stonebriar	598
Sugar	1,471
Summerset	1,544
Swift	2,769
Terracotta	1,536
Tulip	1,822
Tuscan	2,640
Tuxford	1,568
Vernon	1,509
Walton
Wave	1,718
Weldon	928
Wentworth	1,783
Wescott	896
Westchester	2,355
Wildwood	752
Windsor	2,033
Wisteria	783

$177,733

The following list represents acquisitions that are in contract but have not closed as of June 30, 2022.

Series Member Name	Address	Contract Date	Acquisition Date	Purchase Price
Arrived Homes Series Aster	490 W Aster Avenue, Farmington, AR 72730	6/13/2022	7/11/2022	$255,000
Arrived Homes Series Belle	1205 Ithaca Drive, McDonough, GA 30253	5/26/2022	6/10/2022	440,000
Arrived Homes Series Blossom	601 Cass Road, Centerton, AR 72719	5/20/2022	7/25/2022	255,000
Arrived Homes Series Bonneau	120 Caleb Court, Ladson, SC 29456	6/2/2022	7/21/2022	336,000
Arrived Homes Series Braxton	10020 Braxton Drive, Union, KY 41091	6/13/2022	7/8/2022	323,500
Arrived Homes Series Camino	326 32nd Place E, Tuscaloosa, AL 35405	6/20/2022	7/8/2022	265,000
Arrived Homes Series Chester	6097 Amber Forest Trail, Hixson, TN 37343	6/16/2022	7/11/2022	372,000
Arrived Homes Series Chitwood	7159 Berringer Court, Maineville, OH 45039	5/21/2022	6/9/2022	385,000
Arrived Homes Series Conway	1113 Leland Avenue, Unit A, Nashville, TN 37216	5/26/2022	7/14/2022	685,000
Arrived Homes Series Creekside	439 N Otoe Street, Farmington, AR 72730	6/9/2022	6/22/2022	311,500
Arrived Homes Series Creekwood	361 Harbor Glen Drive SW, Madison, AL 35756	6/21/2022	7/11/2022	289,500
Arrived Homes Series Cumberland	702 Jim Brown Drive, Clarksville, TN 37042	6/6/2022	7/6/2022	295,000
Arrived Homes Series Cypress	3450 Cypress Club Trail, Austell, GA 30106	6/20/2022	7/15/2022	365,000
Arrived Homes Series Daisy	1812 Anthony Drive, Rogers, AR 72756	6/6/2022	6/20/2022	302,000
Arrived Homes Series Dolly	1845 Meade Avenue, Nashville, TN 37207	6/10/2022	6/24/2022	690,000
Arrived Homes Series Eagle	554 N Goose Crossing, Farmington, AR 72730	3/29/2021	8/5/2022	270,000
Arrived Homes Series Falcon	375 Canada Dr, Farmington, AR 72730	3/29/2021	Pending	270,000
Arrived Homes Series Goose	561 N Goose Crossing, Farmington, AR 72730	3/29/2021	8/5/2022	251,500
Arrived Homes Series Hansel	4457 Jack Faulk St, Murfreesboro, TN 37127	5/27/2022	8/26/2022	403,990
Arrived Homes Series Harrison	5776 Caney Ridge Circle, Ooltewah, TN 37363	6/21/2022	7/8/2022	460,000
Arrived Homes Series Henry	332 Madison Grace Avenue, McDonough, GA 30252	6/3/2022	6/16/2022	412,000
Arrived Homes Series Highland	139 Highland Park Court, Easley, SC 29642	2/21/2022	6/24/2022	272,973
Arrived Homes Series Inglewood	1802B Porter Road, Nashville, TN 37206	6/25/2022	7/12/2022	679,000
Arrived Homes Series Jill	4481 Jack Faulk Street, Murfreesboro, TN 37127	5/13/2022	7/27/2022	402,640
Arrived Homes Series Kenny	1843 Meade Avenue, Nashville, TN 37207	6/10/2022	6/24/2022	690,000
Arrived Homes Series Kessler	12520 Meadow Oaks Lane, Farmington, AR 72730	6/3/2022	6/22/2022	257,000
Arrived Homes Series Loretta	1113 Leland Avenue, Unit B, Nashville, TN 37216	5/26/2022	7/15/2022	685,000
Arrived Homes Series Mae	7088 Luna Mae Court, Boiling Springs, SC 29316	3/7/2022	6/22/2022	353,707
Arrived Homes Series Marcelo	3045 Republic Way, Hebron, KY 41048	6/14/2022	7/29/2022	285,000
Arrived Homes Series Marietta	436 Marietta Ln, Greer, SC 29651	1/5/2022	6/30/2022	304,225
Arrived Homes Series Piedmont	4774 Brookwood Place, Atlanta, GA 30349	6/17/2022	6/29/2022	385,000
Arrived Homes Series Quincy	27003 E Archer Avenue, Aurora, CO 80018	6/4/2022	6/28/2022	550,000
Arrived Homes Series Reginald	1201 Ithaca Drive, McDonough, GA 30253	6/17/2022	7/5/2022	435,000
Arrived Homes Series Richardson	531 Arkansas Black, Bentonville, AR 72712	6/21/2022	7/8/2022	315,000
Arrived Homes Series Shallowford	7258 Noah Reid Road, Chattanooga, TN 37421	6/18/2022	7/12/2022	362,000
Arrived Homes Series Sodalis	8539 Gold Rush Way, Camby, IN 46113	6/1/2022	6/27/2022	290,000
Arrived Homes Series Spring	352 Robin Helton Drive, Boiling Springs, SC 29316	5/19/2022	6/30/2022	248,000
Arrived Homes Series Taylor	2209 44th Avenue, Northport, AL 35476	6/12/2022	6/29/2022	230,000
Arrived Homes Series Wellington	412 Astoria Way, McDonough, GA 30253	6/16/2022	7/7/2022	405,000
Arrived Homes Series Willow	825 NW 68th Avenue, Bentonville, AR 72713	6/8/2022	7/13/2022	293,000
Arrived Homes Series Wilson	6217 W Persimmon Street, Fayetteville, AR 72704	6/7/2022	7/1/2022	385,000
Arrived Homes Series Winston	8304 Stillwater Circle NW, Huntsville, AL 35806	6/16/2022	7/8/2022	329,000

				$15,793,535.00

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes, LLC
2.2*	Operating Agreement of Arrived Homes, LLC
3.1*	Form of Series Designation of Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC
4.1*	Form of subscription agreement of Arrived Homes Series [*] LLC, a Series of Arrived Homes, LLC
6.1*	Broker Dealer Agreement, dated September 23, 2020, between Arrived Homes LLC and Dalmore Group, LLC
6.2*	Form of Purchase and Sale Agreement dated October 26, 2020, between Arrived Holdings, Inc. and Arrived Homes Series Lierly LLC, a series of Arrived Homes, LLC
6.3*	Form of Promissory Note between Arrived Homes Series Lierly LLC, a series of Arrived Holdings, LLC, and Arrived Holdings, Inc.
6.4*	Form of Property Management Agreement dated [*], 202[*], between Blue Canopy Realty and Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC
6.5*	Form of Purchase and Sale Agreement dated October 26, 2020, between Arrived Holdings, Inc. and Arrived Homes Series Soapstone LLC, a series of Arrived Homes, LLC
6.6*	Promissory Note between Arrived Homes Series Soapstone LLC, a series of Arrived Holdings, LLC, and Arrived Holdings, Inc.
6.7*	Form of Purchase and Sale Agreement dated January 4, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Patrick LLC, a series of Arrived Homes, LLC
6.8*	Form of Software and Services License Agreement dated [*], 2020 by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.9*	Promissory Note between Arrived Homes Series Patrick LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 4, 2021
6.10*	Form of Purchase and Sale Agreement dated January 1, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Pecan LLC, a series of Arrived Homes, LLC
6.11*	Promissory Note between Arrived Homes Series Pecan LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 1, 2021
6.12*	Form of Membership Interest Purchase Agreement dated January 4, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Plumtree LLC, a series of Arrived Homes, LLC
6.13*	Promissory Note between Arrived Homes Series Plumtree LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 4, 2021
6.14*	Form of Membership Interest Purchase Agreement dated January 14, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Chaparral LLC, a series of Arrived Homes, LLC
6.15*	Promissory Note between Arrived Homes Series Chaparral LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 14, 2021
6.16*	Membership Interest Purchase Agreement dated April 30, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Splash LLC, a series of Arrived Homes, LLC
6.17*	Promissory Note between Arrived Homes Series Splash LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated April 30, 2021
6.18*	Membership Interest Purchase Agreement dated May 12, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Tuscan LLC, a series of Arrived Homes, LLC
6.19*	Promissory Note between Arrived Homes Series Tuscan LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated May 12, 2021
6.20*	Contract of Sale Residential dated May 11, 2021 by and between the seller and Arrived SC Kingsley, LLC
6.21*	Promissory Note between Arrived Homes Series Kingsley LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 1, 2021

6.22*	Offer to Purchase and Contract dated May 14, 2021 by and between certain sellers and Arrived NC Centennial, LLC
6.23*	Promissory Note between Arrived Homes Series Centennial LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 7, 2021
6.24*	Contract of Sale Residential dated May 14, 2021 by and between the seller named therein and Arrived SC Eastfair, LLC
6.25*	Promissory Note between Arrived Homes Series Eastfair LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 4, 2021
6.26*	Purchase and Sale Agreement dated May 13, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Badminton Property
6.27*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Basil Property
6.28*	Purchase and Sale Agreement dated May 15, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Eastfair Property
6.29*	Purchase and Sale Agreement dated May 12, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Holloway Property
6.30*	Purchase and Sale Agreement dated May 11, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Kingsley Property
6.31*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lallie Property
6.32*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Pinot Property
6.32.1*	Counteroffer to Offer dated March 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Pinot Property
6.33*	Purchase and Sale Agreement dated March 26, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Salem Property
6.33.1*	Counteroffer to Offer dated March 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Salem Property
6.34*	Purchase and Sale Agreement dated May 24, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Shoreline Property
6.35*	Purchase and Sale Agreement dated May 24, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Spencer Property
6.36*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Splash Property
6.36.1*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Splash Property
6.37*	Purchase and Sale Agreement dated May 14, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Centennial Property
6.38*	Purchase and Sale Agreement dated May 25, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Dewberry Property
6.39*	Purchase and Sale Agreement dated May 11, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Luna Property
6.40*	Purchase and Sale Agreement dated March 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Malbec Property
6.41*	Purchase and Sale Agreement dated June 2, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Roseberry Property
6.42*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Summerset Property
6.43*	Purchase and Sale Agreement dated March 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Tuscan Property
6.43.1*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Tuscan Property
6.44*	Purchase and Sale Agreement dated June 3, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Windsor Property

6.45*	Form of Property Management Agreement dated [*], 20[*], between Great Jones and Arrived Homes Series [*], a series of Arrived Homes, LLC
6.46*	Form of Promissory Note between Arrived Holdings, Inc. and Arrived Homes Series [*], a Series of Arrived Homes, LLC
6.47*	Form of Lease Agreement between Tenant and Arrived Homes Series [*], a Series of Arrived Homes, LLC through its Authorized Agent, Blue Canopy Realty LLC
6.48*	Purchase and Sale Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Amber Property
6.49*	Purchase and Sale Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Bayside Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Bayside dated June 22, 2021 for Series Bayside Property
6.50*	Purchase and Sale Agreement dated June 8, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Coatbridge Property
6.50.1*	Addendum to Purchase and Sale Agreement dated June 8, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Coatbridge Property
6.51*	Purchase and Sale Agreement dated July 19, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Collinston Property
6.52*	Purchase and Sale Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Dawson Property
6.53*	Purchase and Sale Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Elevation Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Elevation dated July 15, 2021 for Series Elevation Property
6.54*	Purchase and Sale Agreement dated May 20, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Elm Property
6.54.1*	Addendum to Purchase and Sale Agreement dated May 20, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Elm Property
6.55*	Purchase and Sale Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Forest Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Forest dated July 15, 2021 for Series Forest Property
6.56*	Purchase and Sale Agreement dated June 12, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Holland Property
6.57*	Purchase and Sale Agreement dated June 8, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Jupiter Property
6.58*	Purchase and Sale Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lennox Property
6.58.1*	Addendum to Purchase and Sale Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lennox Property
6.59*	Purchase and Sale Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lily Property
6.60*	Purchase and Sale Agreement dated June 13, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Limestone Property
6.60.1*	Addendum to Purchase and Sale Agreement dated June 13, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Limestone Property
6.60.2*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Limestone dated August 5, 2021 for Series Limestone Property
6.61*	Purchase and Sale Agreement dated August 22, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Meadow Property
6.62*	Purchase and Sale Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Odessa Property
6.62.1*	Counteroffer to Offer Dated September 1, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Odessa Property

6.63*	Purchase and Sale Agreement dated June 10, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Olive Property
6.63.1*	Addendum to Purchase and Sale Agreement dated June 10, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Olive Property
6.64*	Purchase and Sale Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Ridge Property
6.64.1*	Addendum to Purchase and Sale Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Ridge Property
6.65*	Purchase and Sale Agreement dated June 7, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series River Property
6.66*	Purchase and Sale Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saddlebred Property
6.66.1*	Counteroffer to Offer Dated September 7, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saddlebred Property
6.67*	Purchase and Sale Agreement dated July 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saturn Property
6.68*	Purchase and Sale Agreement dated June 11, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Sugar Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Sugar dated June 17, 2021 for Series Sugar Property
6.69*	Purchase and Sale Agreement dated June 12, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Weldon Property
6.70*	Purchase and Sale Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Westchester Property
6.70.1*	Addendum to Purchase and Sale Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Westchester Property
6.71*	Form of Lease Agreement between Tenant and Arrived Homes Series [*], a Series of Arrived Homes, LLC holding a series property located in North Carolina through its Authorized Agent, Great Jones North Carolina, LLC
6.72*	Form of Lease Agreement between Tenant and Arrived Homes Series [*], a Series of Arrived Homes, LLC holding a series property located in South Carolina through its Authorized Agent, Great Jones South Carolina, LLC
6.73*	Form of Mortgage Agreement between Arrived Homes Series [*], a Series of Arrived Homes, LLC and Certain Lending, Inc. for series property in the state of South Carolina
6.74*	Form of Deed of Trust Agreement between Arrived Homes Series [*], a Series of Arrived Homes, LLC and Certain Lending, Inc. for series property in the state of North Carolina
6.75*	Form of Deed of Trust Agreement between Arrived Homes Series [*], a Series of Arrived Homes, LLC and Certain Lending, Inc. for series property in the state of Colorado
6.76*	Purchase and Sale Agreement dated September 8, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Bandelier Property
6.76.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Bandelier dated September 29, 2021 for Series Bandelier Property
6.76.2*	Addendum to Purchase and Sale Agreement dated September 8, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Bandelier Property
6.77*	Purchase and Sale Agreement dated June 13, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Butter Property
6.77.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Butter dated September 7, 2021 for Series Butter Property
6.78*	Purchase and Sale Agreement dated June 12, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Davidson Property
6.79*	Purchase and Sale Agreement dated November 18, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Diablo Property
6.79.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Diablo dated December 1, 2021 for Series Diablo Property
6.79.2*	Addendum to Purchase and Sale Agreement dated November 19, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Diablo Property
6.79.3*	Counteroffer to Offer dated November 19, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Diablo Property

6.80*	Purchase and Sale Agreement dated June 6, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Dolittle Property
6.81*	Purchase and Sale Agreement dated September 22, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Ensenada Property
6.81.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Ensenada dated September 23, 2021 for Series Ensenada Property
6.81.2*	Counteroffer to Offer dated September 23, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Ensenada Property
6.82*	Purchase and Sale Agreement dated September 26, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Grant Property
6.82.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Ensenada dated October 12, 2021 for Series Grant Property
6.82.2*	Addendum to Purchase and Sale Agreement dated October 13, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Grant Property
6.83*	Purchase and Sale Agreement dated September 26, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Kerriann Property
6.83.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Ensenada dated October 20, 2021 for Series Kerriann Property
6.83.2*	Addendum to Purchase and Sale Agreement dated September 26, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Kerriann Property
6.84*	Purchase and Sale Agreement dated May 25, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Matchingham Property
6.84.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Matchingham dated September 17, 2021 for Series Matchingham Property
6.85*	Purchase and Sale Agreement dated November 6, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series McLovin Property
6.85.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series McLovin dated November 19, 2021 for Series McLovin Property
6.85.2*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series McLovin dated November 29, 2021 for Series McLovin Property
6.85.3*	Addendum to Purchase and Sale Agreement dated November 24, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series McLovin Property
6.86*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Murphy Property
6.87*	Purchase and Sale Agreement dated October 28, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Oly Property
6.87.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Oly dated November 10, 2021 for Series Oly Property
6.88*	Purchase and Sale Agreement dated September 18, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Ribbonwalk Property
6.88.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Ribbonwalk dated September 18, 2021 for Series Ribbonwalk Property
6.89*	Purchase and Sale Agreement dated September 3, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Rooney Property
6.89.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Rooney dated October 2, 2021 for Series Rooney Property
6.90*	Purchase and Sale Agreement dated September 18, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Scepter Property
6.90.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Scepter dated September 29, 2021 for Series Scepter Property
6.91*	Purchase and Sale Agreement dated November 17, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Sigma Property
6.91.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Sigma dated November 24, 2021 for Series Sigma Property
6.91.2*	Addendum to Purchase and Sale Agreement dated December 3, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Sigma Property
6.91.3*	Addendum to Purchase and Sale Agreement dated November 24, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Sigma Property
6.92*	Purchase and Sale Agreement dated June 6, 2021 between Arrived Holdings, Inc._Assignee and Seller for Series Vernon Property

6.92.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Vernon dated July 15, 2021 for Series Vernon Property
6.92.2*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Vernon dated August 31, 2021 for Series Vernon Property
6.93*	Transfer Agent Agreement dated November 30, 2020, between Arrived Homes, LLC and Colonial Stock Transfer Company, Inc.
6.94*	Purchase and Sale Agreement dated December 24, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Delta Property
6.94.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Delta dated December 31, 2021 for Series Delta Property
6.94.2*	Addendum to Purchase and Sale Agreement dated January 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Delta Property
6.95*	Purchase and Sale Agreement dated January 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Emporia Property
6.95.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Emporia dated January 11, 2022 for Series Emporia Property
6.96*	Purchase and Sale Agreement dated June 7, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Greenhill Property
6.96.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Greenhill dated January 4, 2022 for Series Greenhill Property
6.97*	Purchase and Sale Agreement dated January 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Kawana Property
6.97.1*	Counteroffer to Offer Dated January 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Kawana Property
6.98*	Purchase and Sale Agreement dated January 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Lovejoy Property
6.98.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Lovejoy dated January 11, 2022 for Series Lovejoy Property
6.99*	Purchase and Sale Agreement dated December 16, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saint Property
6.99.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Saint dated December 22, 2021 for Series Saint Property
6.100*	Purchase and Sale Agreement dated January 13, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Tuxford Property
6.101*	Purchase and Sale Agreement dated December 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Wave Property
6.101.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Saint dated December 31, 2021 for Series Wave Property
6.102*	Form of Property Management Agreement dated December 30, 2021, between Marketplace Homes and Arrived Homes Series [*], a series of Arrived Homes, LLC
6.103*	Purchase and Sale Agreement dated January 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Avebury Property
6.103.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Avebury dated February 4, 2022 for Series Avebury Property
6.103.2*	Addendum to Purchase and Sale Agreement dated January 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Avebury Property
6.104*	Purchase and Sale Agreement dated January 26, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Chelsea Property
6.104.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Chelsea dated February 7, 2022 for Series Chelsea Property
6.105*	Purchase and Sale Agreement dated December 24, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Hadden Property
6.105.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Hadden dated January 3, 2022 for Series Hadden Property
6.105.2*	Addendum to Purchase and Sale Agreement dated January 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hadden Property
6.106*	Purchase and Sale Agreement dated January 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hollandaise Property
6.106.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Hollandaise dated January 20, 2022 for Series Hollandaise Property
6.106.2*	Counteroffer to Offer dated January 13, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hollandaise Property

6.107*	Purchase and Sale Agreement dated January 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Otoro Property
6.107.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Otoro dated February 4, 2022 for Series Otoro Property
6.108*	Purchase and Sale Agreement dated January 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Terracotta Property
6.108.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Terracotta dated January 21, 2022 for Series Terracotta Property
6.109*	Purchase and Sale Agreement dated December 22, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Bedford Property
6.109.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Bedford dated January 3, 2022 for Series Bedford Property
6.109.2*	Addendum to Purchase and Sale Agreement dated February 1, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Bedford Property
6.110*	Purchase and Sale Agreement dated December 22, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Gardens Property
6.110.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Gardens dated March 11, 2022 for Series Gardens Property
6.111*	Purchase and Sale Agreement dated Janaury 21, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Jack Property
6.111.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Jack dated March 18, 2022 for Series Jack Property
6.112*	Purchase and Sale Agreement dated February 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Louise Property
6.112.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Louise dated March 11, 2022 for Series Louise Property
6.113*	Purchase and Sale Agreement dated March 1, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Peanut Property
6.113.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Peanut dated March 11, 2022 for Series Peanut Property
6.114*	Purchase and Sale Agreement dated March 1, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Tulip Property
6.114.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Tulip dated March 11, 2022 for Series Tulip Property
6.115*	Purchase and Sale Agreement dated April 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series 100 Property
6.115.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series 100 dated April 12, 2022 for Series 100 Property
6.116*	Purchase and Sale Agreement dated March 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Grove Property
6.116.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Grove dated March 11, 2022 for Series Grove Property
6.117.*	Purchase and Sale Agreement dated March 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Heritage Property
6.117.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Heritage dated March 21, 2022 for Series Heritage Property
6.118*	Purchase and Sale Agreement dated March 21, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Heron Property
6.118.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Heron dated March 23, 2022 for Series Heron Property
6.119*	Purchase and Sale Agreement dated March 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Kirkwood Property
6.119.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Kirkwood dated March 23, 2022 for Series Kirkwood Property
6.120*	Purchase and Sale Agreement dated March 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Lanier Property
6.120.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Lanier dated March 21, 2022 for Series Lanier Property
6.121*	Purchase and Sale Agreement dated April 4, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Magnolia Property
6.121.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Magnolia dated April 5, 2022 for Series Magnolia Property

6.122*	Purchase and Sale Agreement dated March 12, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mammoth Property
6.122.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Mammoth dated March 14, 2022 for Series Mammoth Property
6.123*	Purchase and Sale Agreement dated March 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series McGregor Property
6.123.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series McGregor dated April 12, 2022 for Series McGregor Property
6.123.2*	Counteroffer to Offer dated March 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series McGregor Property
6.124*	Purchase and Sale Agreement dated March 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Point Property
6.124.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Point dated March 22, 2022 for Series Point Property
6.124.2*	Counteroffer to Offer dated March 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Point Property
6.124.3*	Addendum to Purchase and Sale Agreement dated March 22, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Point Property
6.125*	Purchase and Sale Agreement dated March 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Rosewood Property
6.125.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Rosewood dated March 15, 2022 for Series Rosewood Property
6.126*	Purchase and Sale Agreement dated March 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Roxy Property
6.126.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Roxy dated March 16, 2022 for Series Roxy Property
6.126.2*	Counteroffer to Offer dated March 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Roxy Property
6.127*	Purchase and Sale Agreement dated March 22, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Stonebriar Property
6.127.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Stonebriar dated March 23, 2022 for Series Stonebriar Property
6.127.2*	Addendum to Purchase and Sale Agreement dated April 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Stonebriar Property
6.128*	Purchase and Sale Agreement dated February 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Wisteria Property
6.128.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Wisteria dated March 11, 2022 for Series Wisteria Property
6.129*	Purchase and Sale Agreement dated April 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Apollo Property
6.129.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Apollo dated April 14, 2022 for Series Apollo Property
6.130*	Purchase and Sale Agreement dated April 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Baron Property
6.131*	Purchase and Sale Agreement dated March 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Madison Property
6.131.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Madison dated March 30, 2022 for Series Madison Property
6.132*	Purchase and Sale Agreement dated April 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Swift Property
6.132.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Swift dated April 13, 2022 for Series Swift Property
6.133*	Purchase and Sale Agreement dated April 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Wescott Property
6.133.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Wescott dated April 18, 2022 for Series Wescott Property
6.134*	Purchase and Sale Agreement dated March 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Wildwood Property
6.134.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Wildwood dated April 13, 2022 for Series Wildwood Property
6.135*	Purchase and Sale Agreement dated May 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Abbington Property
6.135.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Abbington dated May 4, 2022 for Series Abbington Property
6.136*	Purchase and Sale Agreement dated April 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Burlington Property
6.137*	Purchase and Sale Agreement dated April 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Lannister Property
6.137.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Lannister dated May 2, 2022 for Series Lannister Property
6.138*	Purchase and Sale Agreement dated April 22, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Nugget Property
6.138.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Nugget dated April 28, 2022 for Series Nugget Property
6.138.2*	Counteroffer to Offer dated April 22, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Nugget Property
6.139*	Purchase and Sale Agreement dated April 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pearl Property

6.139.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Pearl dated May 2, 2022 for Series Pearl Property
6.140*	Purchase and Sale Agreement dated May 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series 101 Property
6.140.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series 101 dated May 10, 2022 for Series 101 Property
6.140.2*	Addendum to Purchase and Sale Agreement dated May 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series 101 Property
6.140.3*	Counteroffer to Offer dated May 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series 101 Property
6.141*	Purchase and Sale Agreement dated May 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hines Property
6.141.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Hines dated May 18, 2022 for Series Hines Property
6.141.2*	Addendum to Purchase and Sale Agreement dated May 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hines Property
6.142*	Purchase and Sale Agreement dated May 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Holcomb Property
6.142.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Holcomb dated May 11, 2022 for Series Holcomb Property
6.143*	Purchase and Sale Agreement dated May 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Jake Property
6.143.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Jake dated May 10, 2022 for Series Jake Property
6.144*	Purchase and Sale Agreement dated May 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Latte Property
6.144.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Latte dated May 17, 2022 for Series Latte Property
6.145*	Purchase and Sale Agreement dated May 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ritter Property
6.145.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Ritter dated May 20, 2022 for Series Ritter Property
6.146*	Purchase and Sale Agreement dated May 13, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Bazzel Property
6.146.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Bazzel dated May 12, 2022 for Series Bazzel Property
6.146.2*	Addendum to Purchase and Sale Agreement dated May 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Bazzel Property
6.147*	Purchase and Sale Agreement dated May 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Dunbar Property
6.147.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Dunbar dated May 19, 2022 for Series Dunbar Property
6.147.2*	Addendum to Purchase and Sale Agreement dated May 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Dunbar Property
6.148*	Purchase and Sale Agreement dated May 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Johnny Property
6.148.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Johnny dated May 10, 2022 for Series Johnny Property
6.149*	Purchase and Sale Agreement dated May 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series June Property
6.149.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series June dated May 10, 2022 for Series June Property
6.150*	Purchase and Sale Agreement dated May 13, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Kennesaw Property

6.150.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Kennesaw dated May 17, 2022 for Series Kennesaw Property
6.151*	Purchase and Sale Agreement dated May 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Lookout Property
6.151.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Lookout dated May 19, 2022 for Series Lookout Property
6.152*	Purchase and Sale Agreement dated April 13, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Osprey Property
6.152.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Osprey dated April 14, 2022 for Series Osprey Property
6.153*	Purchase and Sale Agreement dated May 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pioneer Property
6.153.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Pioneer dated May 14, 2022 for Series Pioneer Property
6.153.2*	Counteroffer to Offer dated May 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pioneer Property
6.154*	Purchase and Sale Agreement dated May 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Reynolds Property
6.154.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Reynolds dated May 18, 2022 for Series Reynolds Property
6.155*	Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Clover Property
6.155.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Clover dated May 24, 2022 for Series Clover Property
6.155.2*	Addendum to Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Clover Property
6.155.3*	Counteroffer to Offer dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Clover Property
6.156*	Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Collier Property
6.156.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Collier dated June 7, 2022 for Series Collier Property
6.157*	Purchase and Sale Agreement dated May 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Dogwood Property
6.157.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Dogwood dated May 27, 2022 for Series Dogwood Property
6.157.2*	Counteroffer to Offer dated May 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Dogwood Property
6.158*	Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Dorchester Property
6.158.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Dorchester dated May 31, 2022 for Series Dorchester Property
6.159*	Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Folly Property
6.159.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Folly dated May 31, 2022 for Series Folly Property
6.160*	Purchase and Sale Agreement dated May 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Riverwalk Property
6.160.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Riverwalk dated June 1, 2022 for Series Riverwalk Property
6.161*	Purchase and Sale Agreement dated May 30, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Walton Property
6.161.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Walton dated June 1, 2022 for Series Walton Property
6.161.2*	Counteroffer to Offer dated May 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Walton Property

6.162*	Purchase and Sale Agreement dated May 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Belle Property
6.162.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Belle dated May 27, 2022 for Series Belle Property
6.162.2*	Addendum to Purchase and Sale Agreement dated May 25, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Belle Property
6.163*	Purchase and Sale Agreement dated May 21, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Chitwood Property
6.163.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Chitwood dated May 26, 2022 for Series Chitwood Property
6.164*	Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Conway Property
6.164.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Conway dated May 31, 2022 for Series Conway Property
6.164.2*	Addendum to Purchase and Sale Agreement dated May 26, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Conway Property
6.165*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Creekside Property
6.165.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Creekside dated June 9, 2022 for Series Creekside Property
6.165.2*	Counteroffer to Offer dated June 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Creekside Property
6.166*	Purchase and Sale Agreement dated June 2, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Daisy Property
6.166.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Daisy dated June 7, 2022 for Series Daisy Property
6.167*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Dolly Property
6.167.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Dolly dated June 13, 2022 for Series Dolly Property
6.168*	Purchase and Sale Agreement dated June 1, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Henry Property
6.168.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Henry dated June 6, 2022 for Series Henry Property
6.169*	Purchase and Sale Agreement dated February 21, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Highland Property
6.169.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Highland dated June 20, 2022 for Series Highland Property
6.169.2*	Addendum to Purchase and Sale Agreement dated March 21, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Highland Property
6.170*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Kenny Property
6.170.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Kenny dated June 13, 2022 for Series Kenny Property
6.171*	Purchase and Sale Agreement dated May 31, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Loretta Property
6.171.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Loretta dated May 31, 2022 for Series Loretta Property
6.172*	Purchase and Sale Agreement dated May 27, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Sodalis Property
6.172.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Sodalis dated June 24, 2022 for Series Sodalis Property
6.173*	Purchase and Sale Agreement dated May 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Spring Property

6.173.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Spring dated May 19, 2022 for Series Spring Property
6.174*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Willow Property
6.174.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Willow dated June 28, 2022 for Series Willow Property
6.175*	Purchase and Sale Agreement dated June 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Wilson Property
6.175.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Wilson dated June 16, 2022 for Series Wilson Property
6.176*	Purchase and Sale Agreement dated May 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Blossom Property
6.176.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Blossom dated June 16, 2022 for Series Blossom Property
6.176.2*	Addendum to Purchase and Sale Agreement dated May 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Blossom Property
6.177*	Purchase and Sale Agreement dated June 2, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Bonneau Property
6.177.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Bonneau dated June 16, 2022 for Series Bonneau Property
6.178*	Purchase and Sale Agreement dated June 12, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Braxton Property
6.178.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Braxton dated June 27, 2022 for Series Braxton Property
6.178.2*	Addendum to Purchase and Sale Agreement dated June 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Braxton Property
6.179*	Purchase and Sale Agreement dated June 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Camino Property
6.179.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Camino dated June 21, 2022 for Series Camino Property
6.179.2*	Addendum to Purchase and Sale Agreement dated June 22, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Camino Property
6.180*	Purchase and Sale Agreement dated June 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cumberland Property
6.180.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Cumberland dated June 7, 2022 for Series Cumberland Property
6.180.2*	Addendum to Purchase and Sale Agreement dated June 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cumberland Property
6.181*	Purchase and Sale Agreement dated June 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Inglewood Property
6.181.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Inglewood dated June 21, 2022 for Series Inglewood Property
6.181.2*	Addendum to Purchase and Sale Agreement dated June 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Inglewood Property
6.181.3*	Counteroffer to Offer dated June 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Inglewood Property
6.182*	Purchase and Sale Agreement dated June 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Reginald Property
6.182.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Reginald dated June 21, 2022 for Series Reginald Property
6.182.2*	Addendum to Purchase and Sale Agreement dated June 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Reginald Property
6.183*	Purchase and Sale Agreement dated June 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Richardson Property
6.183.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Richardson dated June 16, 2022 for Series Richardson Property

6.183.2*	Addendum to Purchase and Sale Agreement dated June 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Richardson Property
6.183.3*	Counteroffer to Offer dated June 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Richardson Property
6.184*	Purchase and Sale Agreement dated June 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Wellington Property
6.184.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Wellington dated June 21, 2022 for Series Wellington Property
6.184.2*	Addendum to Purchase and Sale Agreement dated June 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Wellington Property
6.185*	Purchase and Sale Agreement dated June 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Winston Property
6.185.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Winston dated June 21, 2022 for Series Winston Property
6.185.2*	Addendum to Purchase and Sale Agreement dated June 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Winston Property
6.186*	Purchase and Sale Agreement dated June 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Aster Property
6.186.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Aster dated June 28, 2022 for Series Aster Property
6.187*	Purchase and Sale Agreement dated May 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Jill Property
6.188*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Marcelo Property
6.188.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Marcelo dated June 28, 2022 for Series Marcelo Property
6.189*	Purchase and Sale Agreement dated December 23, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Marietta Property
6.189.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Marietta dated June 28, 2022 for Series Marietta Property
6.190*	Purchase and Sale Agreement dated June 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Quincy Property
6.190.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Quincy dated June 5, 2022 for Series Quincy Property
6.191*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Taylor Property
6.191.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Taylor dated June 28, 2022 for Series Taylor Property
6.191.2*	Addendum to Purchase and Sale Agreement dated June 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Taylor Property
6.192*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Chester Property
6.192.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Chester dated June 21, 2022 for Series Chester Property
6.192.2*	Addendum to Purchase and Sale Agreement dated June 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Chester Property
6.193*	Purchase and Sale Agreement dated June 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Creekwood Property
6.193.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Creekwood dated June 23, 2022 for Series Creekwood Property
6.193.2*	Addendum to Purchase and Sale Agreement dated June 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Creekwood Property
6.194*	Purchase and Sale Agreement dated June 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cypress Property

6.194.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Cypress dated June 22, 2022 for Series Cypress Property
6.195*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Harrison Property
6.195.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Harrison dated June 22, 2022 for Series Harrison Property
6.195.2*	Addendum to Purchase and Sale Agreement dated June 14, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Harrison Property
6.196*	Purchase and Sale Agreement dated June 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Kessler Property
6.196.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Kessler dated June 16, 2022 for Series Kessler Property
6.197*	Purchase and Sale Agreement dated March 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mae Property
6.197.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Mae dated June 20, 2022 for Series Mae Property
6.198*	Purchase and Sale Agreement dated June 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Piedmont Property
6.198.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Piedmont dated June 22, 2022 for Series Piedmont Property
6.199*	Purchase and Sale Agreement dated June 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Shallowford Property
6.199.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Shallowford dated June 23, 2022 for Series Shallowford Property
6.199.2*	Addendum to Purchase and Sale Agreement dated June 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Shallowford Property
6.200*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Eagle Property
6.200.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Eagle dated March 29, 2021 for Series Eagle Property
6.200.2*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Eagle Property
6.201*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Goose Property
6.201.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Goose dated March 29, 2021 for Series Goose Property
6.201.2*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Goose Property
6.202*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Falcon Property
6.202.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Falcon dated March 29, 2021 for Series Falcon Property
6.202.2*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Falcon Property
6.203*	Purchase and Sale Agreement dated May 26, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hansel Property
6.203.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Hanseel dated July 20, 2022 for Series Hansel Property
8.1*	Form of Escrow Agreement dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 8.1 to the Form 1-A filed on January 12, 2021)

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 8, 2023.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Ryan Frazier		Chief Executive Officer of Arrived Holdings, Inc.	February 8, 2023
Ryan Frazier		(principal executive officer) Chief Executive Officer and Director of Arrived Homes, LLC

/s/ Joel Mezistrano		Principal Financial and	February 8, 2023
Joel Mezistrano		Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes, LLC

Arrived Holdings, Inc.		Managing Member	February 8, 2023

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer